FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

Item 1	Notice of Annual Meeting of Shareholders

Item 2	Management Proxy Circular

Item 3	Proxy Form

Item 4	Annual Report

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 23, 2009	By:	/s/ Sean Finn
		Name:	Sean Finn
		Title:	Executive Vice-President Corporate Services and Chief Legal Officer

Item 1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

THE FAIRMONT PALLISER
133 9TH AVENUE SW
CALGARY, ALBERTA (CANADA)

on Tuesday, April 21, 2009, at 9:00 a.m. (Mountain time) for:

1.	receiving the consolidated financial statements for the year ended December 31, 2008 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors; and

4.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 9, 2009, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the board of directors

(Signed) Sean Finn
EXECUTIVE VICE-PRESIDENT,
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 3, 2009
Montréal, Québec

Item 2

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

April 21, 2009

AND

MANAGEMENT INFORMATION CIRCULAR

March 3, 2009

Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at The Fairmont Palliser, Crystal Ballroom, Lobby Level, 133 9th Avenue SW, Calgary, Alberta (Canada), on Tuesday, April 21, 2009, at 9:00 a.m. (Mountain time).

This Information Circular describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss, at the meeting, highlights of our 2008 performance and our plans for the future. You will have the opportunity to meet your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on pages 5 and 6 of the Information Circular with respect to how to vote your shares.

A live webcast of the meeting will be available on the Company’s website at www.cn.ca.

We look forward to seeing you at the meeting.

Sincerely,

(Signed) E. Hunter Harrison	(Signed) David G.A. McLean
President and Chief Executive Officer	Chairman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at

THE FAIRMONT PALLISER
133 9TH AVENUE SW
CALGARY, ALBERTA (CANADA)

on Tuesday, April 21, 2009, at 9:00 a.m. (Mountain time) for:

1.	receiving the consolidated financial statements for the year ended December 31, 2008 and the auditors’ reports thereon;

2.	electing the directors;

3.	appointing the auditors; and

4.	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 9, 2009, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

By order of the board of directors

(Signed) Sean Finn
EXECUTIVE VICE-PRESIDENT,
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 3, 2009
Montréal, Québec

CN MANAGEMENT INFORMATION CIRCULAR	2

INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us ”, “our” refer to, Canadian National Railway Company.The Meeting will be held at The Fairmont Palliser, Crystal Ballroom, Lobby Level, 133 9th Avenue SW, Calgary, Alberta (Canada), on Tuesday, April 21, 2009, at 9:00 a.m. (Mountain time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at March 3, 2009, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing the enclosed form of proxy or voting instruction form and, in the case of registered shareholders and holders of Employee Shares (as such term is defined in this Information Circular) by returning it to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Eastern time) on April 20, 2009, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 5 of this Information Circular.

What’s Inside

4	Questions and Answers – Voting and Proxies

7	Business of the Meeting
7	Financial Statements
7	Election of Directors
7	Appointment of Auditors

8	Nominees for Election to the Board
8	Description of Nominees
12	Board of Directors Compensation
16	Board and Committee Attendance
17	Additional Disclosure Relating to Directors

18	Statement of Corporate Governance Practices
18	General
18	Code of Business Conduct
19	Independence of Directors
19	Independent Chairman of the Board
19	Position Descriptions
20	Election of Directors
20	Committees of the Board
21	Board and Committee Meetings
22	Board Performance Assessment
22	Director Selection
24	Director Orientation and Continuing Education
24	Audit Committee Disclosure

29	Statement of Executive Compensation
29	Human Resources and Compensation Committee
31	Compensation Discussion and Analysis
40	Summary Compensation Table
41	Incentive Plan Awards
45	Employment Contracts/ Arrangements
46	Pension Plan Benefits
50	Termination and Change of Control Benefits
52	Currency Exchange Information

53	Other Information
53	Securities Authorized for Issuance Under Equity Compensation Plans
53	Indebtedness of Directors and Executive Officers
53	Interest of Informed Persons and Others in Material Transactions
53	Directors’ and Officers’ Insurance
53	Shareholder Proposals
53	Availability of Documents
53	Approval

54	SCHEDULE "A" – Mandate of the Board

CN MANAGEMENT INFORMATION CIRCULAR	3

QUESTIONS AND ANSWERS

Voting and Proxies

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Shareholders who are registered as at the close of business on March 9, 2009 (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

As of the close of business on February 27, 2009, the Company had outstanding 468,280,344 common shares without par value. Subject to the voting restrictions described below, each common share carries the right to one vote.

What will I be voting on?

Shareholders will be voting (i) to elect directors of the Company, and (ii) to appoint KPMG LLP as auditors of the Company. Our board of directors and our management are recommending that shareholders vote FOR items (i) and (ii).

How will these matters be decided at the Meeting?

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is soliciting my proxy?

Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$30,000 plus additional costs relating to out-of-pocket expenses.

Who can I call with questions?

If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-851-3217.

How can I contact the transfer agent?

You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by email at service@computershare.com.

How do I vote?

If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

What are the voting restrictions?

Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

How do I vote if I am a registered shareholder?

1.	VOTING BY PROXY
You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons currently named as proxies in such form of proxy are the Board chair and the President and Chief Executive Officer of the Company.
However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

• How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

CN MANAGEMENT INFORMATION CIRCULAR	4

	•	What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Eastern time) on April 20, 2009, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern time) on the business day prior to the day fixed for the adjourned or postponed meeting.

	•	How will my common shares be voted if I give my proxy?

Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy. If no instructions are indicated, your common shares represented by proxies in favour of the Board chair or the President and Chief Executive Officer will be voted FOR the election of management’s nominees as directors and FOR the appointment of KPMG LLP as auditors and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead for such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the Meeting.

	•	If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montréal, Québec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2.	VOTING IN PERSON
If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, Canadian brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1.	GIVING YOUR VOTING INSTRUCTIONS

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2.	VOTING IN PERSON

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

CN MANAGEMENT INFORMATION CIRCULAR	5

How do I vote if I am an employee shareholder?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ custodian (the “custodian”), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in accordance with management’s recommendations mentioned above and at the discretion of the custodian or such other person indicated, in respect of amendments to the items mentioned on the enclosed voting instruction form or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

CN MANAGEMENT INFORMATION CIRCULAR	6

BUSINESS OF THE MEETING

Financial Statements
Our consolidated financial statements for the year ended December 31, 2008, together with the auditors’ reports thereon, are included in the 2008 Annual Report of the Company, available on our website at www.cn.ca, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and in print, free of charge, to any shareholder who requests copies by contacting our Corporate Secretary.

Election of Directors
Our articles of incorporation, as amended, provide that our board of directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the “Board” or “Board of Directors”). Pursuant to a resolution of the Board of Directors, 11 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named in the section entitled “Nominees for Election to the Board – Description of Nominees” will be presented for election at the Meeting as management’s nominees. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors
The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

CN MANAGEMENT INFORMATION CIRCULAR	7

NOMINEES FOR
ELECTION TO THE BOARD

Description of Nominees

The following tables set out information as of February 27, 2009, unless otherwise indicated, regarding the nominees for election as directors. Among the directors elected last year, Mr. J.V. Raymond Cyr retired from the Board on January 4, 2009 and Messrs. James K. Gray and Robert H. Lee will retire from the Board on the date of the Meeting and will not be nominated for reelection, as they will have reached the retirement age adopted by the Company. Please see the section entitled “Statement of Corporate Governance Practices – Director Selection – Retirement from the Board” for a description of such policy. All nominees are current directors of the Company.

MICHAEL R. ARMELLINO, CFA Age: 69(1) Fort Lee, New Jersey, U.S.A. Director Since: May 7, 1996 Independent

Mr. Armellino, a chartered financial analyst, is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including senior transportation analyst and Partner in Charge of Research.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	80%	COMMON SHARES OWNED		OPTIONS HELD(4)
Strategic Planning Committee (Chair)	100%	OR CONTROLLED(3)
Audit Committee	100%
Finance Committee	100%	February 2009	106,650	February 2009	Nil
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	102,150	February 2008	Nil

A. CHARLES BAILLIE, O.C., LL.D. Age: 69(1) Toronto, Ontario, Canada Director Since: April 15, 2003 Independent

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002.
Mr. Baillie is chair of the board of directors of Alberta Investment Management Corporation (AIMCo) and is also a director of George Weston Limited and Telus Corporation.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Finance Committee (Chair)	100%	OR CONTROLLED(3)
Audit Committee	83%
Human Resources and Compensation Committee	100%	February 2009	133,776(5)	February 2009	N/A
Strategic Planning Committee	100%	February 2008	127,344(6)	February 2008	N/A

CN MANAGEMENT INFORMATION CIRCULAR	8

HUGH J. BOLTON, FCA Age: 70(1) Edmonton, Alberta, Canada Director Since: April 15, 2003 Independent

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. (energy and energy-related services provider), and the chairman of the board of directors of Matrikon Inc. (supplier of industrial IT solutions). Mr. Bolton is also a director of Teck Cominco Limited, The Toronto-Dominion Bank and WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers).

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Audit Committee	100%	OR CONTROLLED(3)
Corporate Governance and Nominating Committee	100%
Human Resources and Compensation Committee	100%	February 2009	37,346(5)	February 2009	N/A
Strategic Planning Committee	100%	February 2008	32,270(6)	February 2008	N/A

AMBASSADOR GORDON D. GIFFIN Age: 59(1) Atlanta, Georgia, U.S.A. Director Since: May 1, 2001 Independent

Mr. Giffin is Senior Partner, McKenna Long & Aldridge (law firm) and he was United States Ambassador to Canada from August 1997 to April 2001. Mr. Giffin is also a director of Canadian Imperial Bank of Commerce, Canadian Natural Resources Limited, TransAlta Corporation and Ontario Energy Savings Corp.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Environment, Safety and Security Committee	100%	OR CONTROLLED(3)
Finance Committee	100%
Human Resources and Compensation Committee	100%	February 2009	37,412(5)	February 2009	27,000
Strategic Planning Committee	100%	February 2008	32,656(6)	February 2008	27,000

E. HUNTER HARRISON Age: 64(1) Wellington, Florida, U.S.A. Director Since: December 7, 1999 Not Independent

Mr. Harrison has been President and Chief Executive Officer of the Company since January 1, 2003. He has served as Executive Vice-President and Chief Operating Officer of the Company from March 1998 to December 2002. Prior to joining CN, Mr. Harrison had been a director and President and Chief Executive Officer of the Illinois Central Corporation and the Illinois Central Railroad Company from 1993 to 1998.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Strategic Planning Committee	100%	OR CONTROLLED(3)

		February 2009	313,329	February 2009	3,595,000
		February 2008	308,993	February 2008	3,505,000

CN MANAGEMENT INFORMATION CIRCULAR	9

EDITH E. HOLIDAY Age: 57(1) Washington, District of Columbia, U.S.A. Director Since: June 1, 2001 Independent

Mrs. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and Secretary of the Cabinet, The White House. Mrs. Holiday is a director of H.J. Heinz Company, Hess Corporation, RTI International Metals, Inc. and White Mountains Insurance Group, Ltd. She is also a director or trustee in various investment companies of the Franklin Templeton Group of Mutual Funds.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Corporate Governance and Nominating Committee	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%	February 2009	35,717(5)	February 2009	27,000
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	31,200(6)	February 2008	27,000
Strategic Planning Committee	100%

V. MAUREEN KEMPSTON DARKES, O.C., D. COMM., LL.D. Age: 60(1) Miramar, Florida, U.S.A. Director Since: March 29, 1995 Not Independent

Mrs. Kempston Darkes is Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of General Motors Corporation. Mrs. Kempston Darkes is also a director of Brookfield Asset Management Inc.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Environment, Safety and Security Committee (Chair)	100%	OR CONTROLLED(3)
Finance Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2009	64,577(5)	February 2009	40,000
Strategic Planning Committee	100%	February 2008	59,631(6)	February 2008	40,000

THE HON. DENIS LOSIER, P.C., LL.D. Age: 56(1) Moncton, New Brunswick, Canada Director Since: October 25, 1994 Independent

Mr. Losier is President and Chief Executive Officer, Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick. He is also a director of NAV CANADA and Plazacorp Retail Properties Ltd. and has recently been named as a member of the Security Intelligence Review Committee (Canadian Government) and as such, became a member of the Privy Council.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Audit Committee (Chair)	100%	OR CONTROLLED(3)
Corporate Governance and Nominating Committee	100%
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2009	87,441(5)	February 2009	39,000
Strategic Planning Committee	100%	February 2008	81,378(6)	February 2008	51,000

CN MANAGEMENT INFORMATION CIRCULAR	10

THE HON. EDWARD C. LUMLEY, P.C., LL.D. Age: 69(1) South Lancaster, Ontario, Canada Director Since: July 4, 1996 Independent

Mr. Lumley is Vice-Chairman, BMO Capital Markets (investment bank). From 1986 to 1991, he served as chair of Noranda Manufacturing Group Inc. Mr. Lumley was a Member of Parliament from 1974 to 1984, during which time he held various cabinet portfolios in the Government of Canada. Mr. Lumley is also a director of BCE, Bell Canada and Dollar-Thrifty Automotive Group, Inc.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Investment Committee of CN’s Pension Trust Funds (Chair)(2)	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Finance Committee	100%	February 2009	87,431(5)	February 2009	Nil
Human Resources and Compensation Committee	100%	February 2008	80,985(6)	February 2008	51,000
Strategic Planning Committee	100%

DAVID G.A. McLEAN, O.B.C., LL.D. Age: 70(1) Vancouver, British Columbia, Canada Director Since: August 31, 1994 Independent	Mr. McLean is board chair of the Company and chair and Chief Executive Officer, The McLean Group (real estate investment, film and television facilities, communications and aircraft charters).
MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board (Chair)	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Corporate Governance and Nominating Committee (Chair)	100%	OR CONTROLLED(3)
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%	February 2009	177,989(5)	February 2009	Nil
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	164,885(6)	February 2008	Nil
Strategic Planning Committee	100%

CN MANAGEMENT INFORMATION CIRCULAR	11

ROBERT PACE Age: 54(1) Halifax, Nova Scotia, Canada Director Since: October 25, 1994 Independent

Mr. Pace is President and Chief Executive Officer, The Pace Group (private holding company). Mr. Pace is also a director of High Liner Foods Incorporated and Hydro One and board chair of Overland Realty Limited.

MEMBER OF	ATTENDANCE	SECURITIES AND OPTIONS HELD
Board (Chair)	100%	COMMON SHARES OWNED		OPTIONS HELD(4)
Human Resources and Compensation Committee (Chair)	100%	OR CONTROLLED(3)
Audit Committee	100%
Corporate Governance and Nominating Committee	100%	February 2009	94,975(5)	February 2009	51,000
Investment Committee of CN’s Pension Trust Funds(2)	100%	February 2008	88,500(6)	February 2008	51,000
Strategic Planning Committee	100%

(1)	The age of the directors is provided as at the date of the Meeting (i.e., on April 21, 2009).
(2)	The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the Board of Directors as well as officers of the Company.
(3)
The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Directors Restricted Share Units granted as compensation to directors, but does not include common shares under options.

(4)
The information regarding options comprises the options granted under the Management Long-Term Incentive Plan. Mr. Baillie and Mr. Bolton were not members of the Board when options were granted. No options were granted to non-executive directors since 2002. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under such plan could no longer be made to non-executive directors.

(5)
Includes Directors Restricted Share Units in the following amounts: A. Charles Baillie: 39,176; Hugh J. Bolton: 34,846; Ambassador Gordon D. Giffin: 14,637; Edith E. Holiday: 4,517; V. Maureen Kempston Darkes: 23,577; The Hon. Denis Losier: 33,569; The Hon. Edward C. Lumley: 34,631; David G.A. McLean: 70,079; and Robert Pace: 36,101. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

(6)
Includes Directors Restricted Share Units in the following amounts: A. Charles Baillie: 32,744; Hugh J. Bolton: 29,770; Ambassador Gordon D. Giffin: 13,481; Edith E. Holiday: 2,250; Maureen Kempston Darkes: 23,131; The Hon. Denis Losier: 28,518; The Hon. Edward C. Lumley: 28,185; David G.A. McLean: 56,975; and Robert Pace: 29,626. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their Directors Restricted Share Units upon retirement, resignation or death.

Board of Directors Compensation

The directors of the Company play a central role in enhancing shareholder value. As indicated under “Nominees for Election to the Board – Board of Directors Compensation – Share Ownership” on page 14, the directors have a substantial investment in the Company. In addition, approximately 75% of the total annual remuneration of the non-executive directors for 2008 was in the form of common shares or Directors Restricted Share Units (“DRSUs”). Subject to the Minimum Shareholding Requirement as defined on page 14 of the Information Circular, directors may elect to receive all or part of their director, committee member, Board chair and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DRSUs. They may also elect to receive their common share retainers in DRSUs. Each DRSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DRSUs reflecting dividend equivalents.

The directors’ compensation program is designed to attract and retain the most qualified people to serve on CN’s Board and committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, four of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In consideration for serving on the Board of Directors in 2008, it was determined that each director be compensated as indicated in the table below:

TYPE OF FEE	AMOUNT AND NUMBER OF SHARES
Board Chair Retainer(1)	US$120,000(2) and 12,000 Shares(2)
Director Retainer(3)	US$15,000(2) and 4,500 Shares(2)
Committee Chair Retainer(4)	US$15,000(2)
Committee Member Retainer	US$3,500(2)
Board Meeting Attendance Fee	US$1,500
Committee Meeting Attendance Fee	US$1,500
Travel Attendance Fee	US$1,500

(1)	The Board chair receives no additional Director Retainer nor Committee Chair or Committee Member Retainer.
(2)
The directors may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. The common shares are purchased on the open market.

(3)	Mr. Harrison does not receive any compensation to serve as director because he is an officer of the Company.
(4)	The committee chairs (other than the Board chair) also receive, as members of a committee, a retainer of US$3,500.

CN MANAGEMENT INFORMATION CIRCULAR	12

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2008.

	FEES EARNED (IN CASH)(1)
NAME OF DIRECTOR	DIRECTOR AND BOARD CHAIR CASH RETAINER (CAD$)	COMMITTEE CHAIR CASH RETAINER (CAD$)	COMMITTEE MEMBER CASH RETAINER (CAD$)	BOARD AND COMMITTEE ATTENDANCE AND TRAVEL FEES(2) (CAD$)	SHARE-BASED AWARDS (1,3,4) (CAD$)	ALL OTHER COMPENSATION (CAD$)	TOTAL (CAD$)	PERCENTAGE OF TOTAL FEES RECEIVED IN COMMON SHARES AND/OR DRSUs(7)
Michael R.Armellino	15,990	15,990	14,924	51,168	217,890	3,198(5)	319,160	68%
A. Charles Baillie	-	-	14,924	54,366	248,073	-	317,363	78%
Hugh J. Bolton	15,990	-	14,924	57,564	217,890	1,599(5)	307,967	71%
J.V. Raymond Cyr	15,990	15,990	14,924	46,371	217,890	4,797(5)	315,962	69%
Ambassador Gordon D. Giffin	15,990	-	14,924	54,366	217,890	4,797(5)	307,967	71%
James K. Gray	-	-	-	60,762	250,588	3,198(5)	314,548	80%
Edith E. Holiday	15,990	-	18,655	62,361	217,890	3,198(5)	318,094	68%
V. Maureen Kempston Darkes	15,990	-	14,924	49,569	217,890	4,797(5)	303,170	72%
Robert H. Lee	15,990	-	14,924	54,366	217,890	1,599(5)	304,769	71%
The Hon. Denis Losier	15,990	15,990	14,924	57,564	217,890	1,599(5)	323,957	67%
The Hon. Edward C. Lumley	-	-	-	62,361	265,680	3,198(5)	331,239	80%
David G.A. McLean	63,960	-	-	63,960	641,406	12,731(5,6)	782,057	82%
Robert Pace	-	-	-	67,158	265,680	-	332,838	80%
TOTAL	191,880	47,970	138,047	741,936	3,414,547	44,711	4,579,091	75%

(1)
All directors earned compensation in U.S. currency. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2008 (1.066), and compensation received in common shares or DRSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (1.0061) on the first day opened for trading following the date on which the Board of Directors approved Directors’ Compensation (January 24, 2008).

(2)	Includes travel fees which amounted to a total of CAD$140,712, in aggregate, for all directors.
(3)
Includes 4,500 common shares or DRSUs received by each non-executive director as part of the Director Retainer (and 12,000 common shares or DRSUs received by the Board Chair as part of the Board Chair Retainer). The value of such grant was calculated as at January 24, 2008 using the average closing price on such date on the New York and Toronto stock exchanges (CAD$48.42).

(4)
In addition to the common shares or DRSUs received by the directors and the Board chair as described in note (3) above, the directors and the Board chair may choose to receive all or part of their cash retainers in common shares or DRSUs. The following directors made such election: A. Charles Baillie, James K. Gray, The Hon. Edward C. Lumley, David G.A. McLean and Robert Pace. The value of such election is reflected in this column and was calculated as at January 24, 2008 using the average closing price on such date on the New York and Toronto stock exchanges (CAD$48.42).

(5)
Such values represent committee attendance fees received in cash for attendance to meetings of board committees of which they were not members. In addition, Mr. McLean received US$6,000 for his participation in meetings of the Company’s Donations Committee. Such values were converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2008 (1.066).

(6)
Includes the value for 2008 of insurance premiums for life, accidental death and dismemberment insurance as well as 2008 medical and dental coverage for Mr. McLean in Canada and the U.S. The total cost to the Company for such benefits is equal to CAD$3,136.

(7)	This percentage is calculated by dividing the value provided under the share-based awards column by the value provided under the total column.

CN MANAGEMENT INFORMATION CIRCULAR	13

Outstanding Option-based Awards and Share-based Awards

The table below reflects all awards outstanding as at December 31, 2008 with respect to non-executive directors.

	OPTION-BASED AWARDS(1)					SHARE-BASED AWARDS(3)
NAME OF DIRECTOR	DATE OF GRANT AND NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)		OPTION EXERCISE PRICE (CAD$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(2) (CAD$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(4) (CAD$)
Michael R. Armellino	-	-	-	-	-	-	-
A. Charles Baillie	-	-	-	-	-	33,196	1,486,517
Hugh J. Bolton	-	-	-	-	-	30,181	1,351,505
J.V. Raymond Cyr	04/26/1999	12,000	14.76	04/26/2009	360,300	27,595	1,235,704
	01/25/2000	12,000	11.67	01/25/2010	397,320
	01/26/2001	15,000	16.67	01/26/2011	421,600
	01/25/2002	12,000	25.59	01/25/2012	230,280
Ambassador	05/01/2001	15,000	19.83	05/01/2011	374,200	13,663	611,829
Gordon D. Giffin	01/25/2002	12,000	25.59	01/25/2012	230,280
James K. Gray	-	-	-	-	-	5,850	261,963
Edith E. Holiday	06/01/2001	15,000	20.73	06/01/2011	360,700	2,267	101,516
	01/25/2002	12,000	25.59	01/25/2012	230,280
V. Maureen	04/26/1999	1,000	14.76	04/26/2009	30,025	23,449	1,050,046
Kempston Darkes	01/25/2000	12,000	11.67	01/25/2010	397,320
	01/26/2001	15,000	16.67	01/26/2011	421,600
	01/25/2002	12,000	25.59	01/25/2012	230,280
Robert H. Lee	-	-	-	-	-	-	-
The Hon.	01/25/2000	12,000	11.67	01/25/2010	397,320	28,911	1,294,635
Denis Losier	01/26/2001	15,000	16.67	01/26/2011	421,600
	01/25/2002	12,000	25.59	01/25/2012	230,280
The Hon.
Edward C. Lumley	-	-	-	-	-	28,573	1,279,499
David G.A. McLean	-	-	-	-	-	57,761	2,586,538
Robert Pace	04/26/1999	12,000	14.76	04/26/2009	360,300	30,034	1,344,923
	01/25/2000	12,000	11.67	01/25/2010	397,320
	01/26/2001	15,000	16.67	01/26/2011	421,600
	01/25/2002	12,000	25.59	01/25/2012	230,280

(1)
Shows information regarding options held by non-executive directors under the Management Long-Term Incentive Plan as of December 31, 2008. As of the date hereof, all these options are exercisable. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under the Plan could no longer be made to non-executive directors. While they remain participants in the Plan for previous grants, the last time non-executive directors received options was in 2002. Mr. Baillie, Mr. Bolton and Mr. Lee were not members of the Board when options were granted under the Management Long-Term Incentive Plan.

(2)
The value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2008 on the New York and Toronto stock exchanges (CAD$44.78) and the exercise price, using the December 31, 2008 closing exchange rate (1.2180).

(3)
Shows information regarding Directors Restricted Share Units held by non-executive directors as of December 31, 2008. The directors may choose to receive all or part of their cash retainer in common shares or DRSUs and their common share retainer can also be received in DRSUs. Pursuant to the terms of the Directors Restricted Share Units, directors or their estates can only access their DRSUs upon retirement, resignation or death.

(4)
The value of outstanding DRSUs is based on the average closing price of the common shares on December 31, 2008 on the New York and Toronto stock exchanges (CAD$44.78), using the December 31, 2008 closing exchange rate (1.2180).

Share Ownership

The Board has adopted a guideline stating that each non-executive director should own, within three (3) years of joining the Board, common shares, DRSUs or similar share equivalents of CN, if any, with a value of at least the higher of: (i) CAD$250,000, or (ii) three (3) times the aggregate of the annual Director retainer in cash and the annual common share or DRSU grant (and for the Board chair, the aggregate of the Board Chair annual retainer in cash and the annual common share or DRSU grant) (the “Minimum Shareholding Requirement”). Each director shall continue to hold such value throughout his or her tenure as a director and the common shares, DRSUs or similar share equivalent of CN held to comply with the Minimum Shareholding Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

CN MANAGEMENT INFORMATION CIRCULAR	14

Each director is required to receive at least fifty percent (50%) of his or her annual Director, committee, Board chair and committee chair cash retainers in common shares or DRSUs of CN and may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may elect to receive up to one hundred percent (100%) of such retainers in common shares or DRSUs of CN. As of the date hereof, the average value of common shares (including DRSUs) of the Company owned by non-executive directors is approximately CAD$3,284,836 (based on the February 27, 2009, average closing price of the common shares of the Company on the Toronto and New York stock exchanges of CAD$41.00).

The following table provides information on the value of common shares and DRSUs owned by the Company’s current directors, the value at risk as a multiple of each director’s annual retainer and the amount needed to meet the Minimum Shareholding Requirement.

DIRECTOR	YEAR(1)	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	NUMBER OF DRSUs HELD	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DRSUs	GUIDELINE MET (✓) OR INVESTMENT REQUIRED TO MEET GUIDELINE (CAD$)	TOTAL VALUE OF COMMON SHARES AND DRSUs (VALUE AT RISK)(2) (CAD$)	VALUE AT RISK AS MULTIPLE OF ANNUAL RETAINER
Michael R. Armellino	2009	106,650	-	106,650
	2008	102,150	-	102,150	✓	4,372,980	21
	Net change	4,500	-	4,500
A. Charles Baillie	2009	94,600	39,176	133,776
	2008	94,600	32,744	127,344	✓	5,485,230	27
	Net change	-	6,432	6,432
Hugh J. Bolton	2009	2,500	34,846	37,346
	2008	2,500	29,770	32,270	✓	1,531,301	8
	Net change	-	5,076	5,076
Ambassador	2009	22,775	14,637	37,412
Gordon D. Giffin	2008	19,175	13,481	32,656	✓	1,534,008	8
	Net change	3,600	1,156	4,756
James K. Gray	2009	61,798	5,881	67,679
	2008	57,298	5,774	63,072	✓	2,775,048	14
	Net change	4,500	107	4,607
E. Hunter Harrison	2009	313,329	-	313,329
	2008	308,993	-	308,993	✓	12,847,449	N/A
	Net change	4,336	-	4,336
Edith E. Holiday	2009	31,200	4,517	35,717
	2008	28,950	2,250	31,200	✓	1,464,507	7
	Net change	2,250	2,267	4,517
V. Maureen	2009	41,000	23,577	64,577
Kempston Darkes	2008	36,500	23,131	59,631	✓	2,647,857	13
	Net change	4,500	446	4,946
Robert H. Lee	2009	33,500	-	33,500
	2008	29,000	-	29,000	✓	1,373,604	7
	Net change	4,500	-	4,500
The Hon. Denis Losier	2009	53,872	33,569	87,441
	2008	52,860	28,518	81,378	✓	3,585,351	18
	Net change	1,012	5,051	6,063
The Hon.	2009	52,800	34,631	87,431
Edward C. Lumley	2008	52,800	28,185	80,985	✓	3,584,941	18
	Net change	-	6,446	6,446
David G.A. McLean	2009	107,910	70,079	177,989
	2008	107,910	56,975	164,885	✓	7,298,099	11
	Net change	-	13,104	13,104
Robert Pace	2009	58,874	36,101	94,975
	2008	58,874	29,626	88,500	✓	3,894,269	19
	Net change	-	6,475	6,475

(1)	The number of common shares and DRSUs held by each director for 2009 is as at February 27, 2009 and for 2008 is as at February 29, 2008.
(2)	The total value is based on the February 27, 2009 average closing price of the common shares on the Toronto and New York stock exchanges (CAD$41.00).

CN MANAGEMENT INFORMATION CIRCULAR	15

Board and Committee Attendance

The tables below show the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period ended December 31, 2008.

	NUMBER AND % OF MEETINGS ATTENDED
DIRECTOR(1)	BOARD	AUDIT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	ENVI- RONMENT, SAFETY AND SECURITY COMMITTEE	FINANCE COMMITTEE	HUMAN RESOURCES AND COM- PENSATION COMMITTEE	INVESTMENT COMMITTEE OF CN’S PENSION TRUST FUNDS	STRATEGIC PLANNING COMMITTEE	COMMITTEES (TOTAL)	OVERALL ATTENDANCE
Michael R. Armellino	8/10	6/6	-	-	4/4	-	5/5	3/3	18/18	26/28
	(80%)							(Chair)	(100%)	(93%)
A. Charles Baillie	10/10	5/6	-	-	4/4	5/5	-	3/3	17/18	27/28
	(100%)				(Chair)				(94%)	(96%)
Hugh J. Bolton	10/10	6/6	5/5	-	-	5/5	-	3/3	19/19	29/29
	(100%)								(100%)	(100%)
J.V. Raymond Cyr(2)	10/10	-	5/5	4/4	-	-	5/5	3/3	17/17	27/27
	(100%)			(Chair)					(100%)	(100%)
Ambassador	10/10	-	-	4/4	4/4	5/5	-	3/3	16/16	26/26
Gordon D. Giffin	(100%)								(100%)	(100%)
James K. Gray(3)	10/10	-	4/5	3/4	-	5/5	5/5	3/3	20/22	30/32
	(100%)								(91%)	(94%)
E. Hunter Harrison	10/10	-	-	-	-	-	-	3/3	3/3	13/13
	(100%)								(100%)	(100%)
Edith E. Holiday	10/10	-	5/5	4/4	-	5/5	5/5	3/3	22/22	32/32
	(100%)								(100%)	(100%)
V. Maureen	10/10	-	-	4/4	4/4	-	5/5	3/3	16/16	26/26
Kempston Darkes	(100%)								(100%)	(100%)
Robert H. Lee(3)	10/10	5/6	-	-	4/4	-	5/5	3/3	17/18	27/28
	(100%)								(94%)	(96%)
The Hon. Denis Losier	10/10	6/6	5/5	-	-	-	5/5	3/3	19/19	29/29
	(100%)	(Chair)							(100%)	(100%)
The Hon.	10/10	-	-	4/4	4/4	5/5	5/5	3/3	21/21	31/31
Edward C. Lumley	(100%)						(Chair)		(100%)	(100%)
David G.A. McLean	10/10	-	5/5	4/4	-	5/5	5/5	3/3	22/22	32/32
	(100%)		(Chair)						(100%)	(100%)
	(Chair)
Robert Pace	10/10	6/6	5/5	-	-	5/5	5/5	3/3	24/24	34/34
	(100%)					(Chair)			(100%)	(100%)

(1)
All Board members, other than the members of such following committees, attended on a non-voting basis the Human Resources and Compensation Committee meeting held in January 2008 and the Audit Committee meetings held in April 2008 and July 2008. In addition, Hugh J. Bolton and Ambassador Gordon D. Giffin attended on a non-voting basis the Investment Committee meeting held in September 2008 and Michael R. Armellino attended on a non-voting basis the Human Resources and Compensation Committee meeting held in December 2008.

(2)	J.V. Raymond Cyr retired from the Board on January 4, 2009. Upon his retirement, V. Maureen Kempston Darkes was appointed Chair of the Environment, Safety and Security Committee.
(3)	James K. Gray and Robert H. Lee will retire from the Board on the date of the Meeting.

BOARD AND BOARD COMMITTEE MEETINGS	NUMBER OF MEETINGS HELD
Board	10
Audit Committee	6
Corporate Governance and Nominating Committee	5
Environment, Safety and Security Committee	4
Finance Committee	4
Human Resources and Compensation Committee	5
Investment Committee of CN’s Pension Trust Funds	5
Strategic Planning Committee	3

CN MANAGEMENT INFORMATION CIRCULAR	16

Additional Disclosure Relating to Directors

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i)
Mr. Baillie, a director of the Company, was a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing. Dana Corporation successfully emerged from Chapter 11 reorganization in February 2008. Mr. Baillie is no longer a director of Dana Corporation; and

(ii)
Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mr. Lumley is no longer a director of Air Canada.

CN MANAGEMENT INFORMATION CIRCULAR	17

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General
We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the Board of Directors on January 21, 2003, and last updated on March 3, 2009. Our Corporate Governance Manual is available on our website at www.cn.ca/governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors.

As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/governance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The CSA adopted, in June 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text and footnotes set forth hereunder refer to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”).

The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular.(1) The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee.

Code of Business Conduct(2)
This year, the Board of Directors has reviewed and updated its Code of Business Conduct to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and most importantly, serves as a ready reference guide for any employees to support everyday decision making. The Code is applicable to directors, officers and employees of CN. It addresses several matters, including conflict of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. No waiver has ever been granted to a director or executive officer in connection therewith. The Code is available on our website at www.cn.ca/governance and in print to any shareholder who requests copies by contacting our Corporate Secretary. The Code has also been filed with the Canadian and U.S. securities regulatory authorities.

THE CODE OF BUSINESS CONDUCT WAS REVIEWED AND UPDATED IN 2008.

The Board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code within the organization and on any material contravention by employees of the Company to the provisions of the Code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the Code.

The Board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board would request such director not to participate or vote in any such discussion or decision.

(1)	Form 58-101F1 of the Disclosure Instrument (“Form 58-101F1”), section 2; Governance Policy, section 3.4.
(2)	Form 58-101F1, section 5; Governance Policy, sections 3.8 and 3.9.

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The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s Code of Business Conduct, the employees are also required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key person in the implementation of the Company’s Code of Business Conduct is CN’s Ombudsman, who presents reports to the Corporate Governance and Nominating Committee. The office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chairman, who presides over all non-management director sessions. These procedures are described on our website at www.cn.ca/governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Hot Line.

Independence of Directors(1)
To better align the interests of the Board of Directors with those of our shareholders, the substantial majority of the nominees for election to the Board of Directors are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities and the NYSE and the additional standards adopted by the Board. These standards are set out in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/governance.

9 OF THE 11 NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS ARE INDEPENDENT.

As shown in the following table, of the 13 current directors, 11 are independent, and 9 of the 11 nominees for election to the Board of Directors are independent:

INDEPENDENCE STATUS
NAME	INDEPENDENT	NOT INDEPENDENT	REASON FOR NON- INDEPENDENCE STATUS
Michael R. Armellino	✓
A. Charles Baillie	✓
Hugh J. Bolton	✓
Ambassador	✓
Gordon D. Giffin
James K. Gray	✓
E. Hunter Harrison		✓	President and Chief Executive Officer of the Company
Edith E. Holiday	✓
V. Maureen Kempston Darkes		✓	Senior executive of a major customer of the Company
Robert H. Lee	✓
The Hon. Denis Losier	✓
The Hon. Edward C. Lumley	✓
David G.A. McLean	✓
Robert Pace	✓

Independent Chairman of the Board(2)
The Company’s Board is led by a non-executive Chairman since its privatisation in 1995 and we believe that the separation of the positions of CEO and Chairman contributes to allowing the Board to function independently of management. Hence, our Corporate Governance Manual provides that the Board chair must be an independent director who is designated by the Board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent Board chair. The Corporate Governance Manual describes the responsibilities of the Chairman. The key role of the Board chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.

Position Descriptions(3)
Our Corporate Governance Manual includes position descriptions for the Board chair and the Board committee chairs, as well as a position description for the President and Chief Executive Officer of the Company.

(1)	Form 58-101F1, sections 1(a), (b) and (c); Governance Policy, section 3.1.
(2)	Form 58-101F1, section 1(f); Governance Policy, section 3.2.
(3)	Form 58-101F1, sections 3(a) and (b); Governance Policy, section 3.5.

CN MANAGEMENT INFORMATION CIRCULAR	19

Election of Directors
The Board of Directors has adopted a policy, which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

THE BOARD OF DIRECTORS HAS ADOPTED A MAJORITY VOTING POLICY.

Committees of the Board(1)
Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN’s Pension Trust Funds which is a mixed committee composed of members of the Board of Directors as well as officers of the Company. All committees report to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors’ decision-making authority to committees.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee
The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee and its 2008 main activities are further described in the section entitled “Statement of Corporate Governance Practices – Audit Committee Disclosure” at page 25 of this Information Circular.

Finance Committee
The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or the engaging in other forms of financing, or makes recommendations to the Board thereon. This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees. The responsibilities, powers and operation of the Finance Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board chair, identifies candidates qualified to become Board members.(2) This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.(3)

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of independent directors. As at March 3, 2009, all members of the Corporate Governance and Nominating Committee are independent.(4)

(1)	Form 58-101F1, section 8.
(2)	Governance Policy, section 3.13.
(3)	Form 58-101F1, section 6(c); Governance Policy, section 3.11.
(4)
Form 58-101F1, section 6(b); Governance Policy, section 3.10. The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

CN MANAGEMENT INFORMATION CIRCULAR	20

The Corporate Governance and Nominating Committee annually reviews with the Board chair and makes recommendations to the Board on the adequacy and form of compensation for non-executive directors. See the section entitled “Nominees for Election to the Board – Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2008.(1)

Human Resources and Compensation Committee
The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee and its 2008 main activities are further described in the section entitled “Statement of Executive Compensation – Human Resources and Compensation Committee” at page 29 of this Information Circular and in the charter of such committee which is included in our Corporate Governance Manual. The Human Resources and Compensation Committee must be composed solely of independent directors. As at March 3, 2009, all members of the Human Resources and Compensation Committee are independent.(2)

Reference is also made to the subsection entitled “Statement of Executive Compensation – Human Resources and Compensation Committee - Executive Compensation Consultants” at page 30 of this Information Circular for disclosure in respect of executive compensation consultants.(3)

Environment, Safety and Security Committee
The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Strategic Planning Committee
The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

Investment Committee of CN’s Pension Trust Funds
The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Investment Division, advising the Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in the charter of such committee which is included in our Corporate Governance Manual.

Board and Committee Meetings

Process

The Board chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During such process, the Corporate Secretary, in collaboration with the committee chairs and the appropriate executive officers, establishes committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for all board and committee meetings held during the course of 2008 are set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” of this Information Circular.(4)

IN CAMERA SESSIONS ARE HELD BY NON-MANAGEMENT BOARD MEMBERS AT EVERY IN-PERSON MEETING OF THE BOARD OF DIRECTORS.

(1)	Form 58-101F1, section 7(a) and Governance Policy, section 3.17(b) (regarding directors).
(2)
Form 58-101F1, sections 7(a), (b) and (c) and Governance Policy, sections 3.15, 3.16 and 3.17 (regarding officers). The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only. The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

(3)	Form 58-101F1, section 7(d).
(4)	Form 58-101F1, section 1(g).

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Communication regularly takes place between the Board chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities.

In Camera Meetings
The non-management Board members meet before or after every in-person meeting of the Board of Directors in in camera sessions, without the presence of management and under the chairmanship of the Board chair. An in camera session including only independent directors is also held at least once a year. During the financial year ended December 31, 2008, there was one session that was attended only by independent directors.(1)

Board Performance Assessment(2)
The Board of Directors has implemented, and reviews, from time to time, a process to annually assess its effectiveness, the effectiveness of its committees, the Board chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board chair and is comprised of the following steps:

●
The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board chair, taking into account current issues, the findings of previous years and input from the Board of Directors:

●	Board and committee performance evaluation questionnaires, including a self-assessment by individual directors;

●	a Board chair evaluation questionnaire; and

●	committee chair evaluation questionnaires.

●
Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board chair, except for the responses to the Board chair and Corporate Governance and Nominating Committee chair evaluation questionnaires, which are forwarded directly to each of the chairs of the Audit Committee and the Human Resources and Compensation Committee.

●
Following receipt of the completed questionnaires, the Board chair contacts every director to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have and to review the self-evaluation of each director. One of the Audit Committee or Human Resources and Compensation Committee chairs also discusses individually with each director his or her responses and comments on the Board chair and Corporate Governance and Nominating Committee chair evaluation questionnaires.

●
Reports are then made by the Board chair and the Audit Committee and Human Resources and Compensation Committee chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs and separately to individual directors in respect of their personal performance.

●
The Board chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees.

THE BOARD ASSESSMENT PROCESS IS CONDUCTED ANNUALLY AND IS COMPRISED OF VARIOUS ASSESSMENT TOOLS.

Independent Advisor
In addition to the above-mentioned process, the Board may, from time to time, hire an independent advisor to assess or assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and committee chairs and individual directors.

Peer Assessment
At the end of 2007, the Corporate Governance and Nominating Committee and the Board carried out an individual director peer assessment with the assistance of an independent advisor, as it was done in 2004. In 2008, no such assessment was deemed necessary given the fact that one was carried out in 2007 and that there had been no change in the composition of the Board. However, the Corporate Governance and Nominating Committee will reconsider on an annual basis the appropriateness of conducting another peer assessment. In 2007, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the Board chair, and a report was made by the Board chair to the Board of Directors.

The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/governance.

Director Selection(3)

Review of Credentials
In consultation with the Board chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications under applicable law,

(1)	Form 58-101F1, section 1(e); Governance Policy, section 3.3.
(2)	Form 58-101F1, section 9; Governance Policy, section 3.18.
(3)	Form 58-101F1, section 6(a); Governance Policy, sections 3.12, 3.13 and 3.14.

CN MANAGEMENT INFORMATION CIRCULAR	22

the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings.

Competency Matrix
In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual, which is posted on our website at www.cn.ca/governance. As part of the process, the Board chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also takes into consideration the representativity, both in terms of experience and geographical location, of each candidate to the Board. This competency matrix is reviewed regularly by the Board chair with Board members, and is updated as may be required.

The following table identifies some of the skills and other factors considered as part of the competency matrix developed by the Board chair and the Corporate Governance and Nominating Committee:

Number of current directors
who meet the criteria
Sale/Marketing	11
Finance	12
Accounting	6
Legal	5
Strategy	13
Human Resources	9
Engineering/Environment	2
Knowledge of transport industry	13
Public policy	13

Common Directorships
With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board.

As of February 27, 2009, no members of our Board of Directors served together on the boards of other public companies.

Number of Directorships
CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN:

●
for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed;

●
for candidates that have a full-time employment with non-public corporations or other entities and for full-time employees of public corporations (other than chief executive officers or senior executives of such public corporations), the Board will prefer individuals who hold no more than four (4) public corporation directorships (excluding CN’s Board) in addition to membership on the board of the corporation at which an individual is employed; and

●	for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships (excluding CN’s Board).

Directors are expected to provide the Board chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term.

THE BOARD HAS ADOPTED A POLICY LIMITING THE NUMBER OF DIRECTORS SERVING ON THE SAME OUTSIDE BOARD.

The biographies on pages 8 to 12 of this Information Circular identify the other reporting issuers of which each nominee is a director.(1)

Evergreen List
In order to assist the Corporate Governance and Nominating Committee and the Board chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board chair, a list of potential Board candidates, which it updates from time to time.

(1)     Form 58-101F1, section 1(d).

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Retirement from the Board
The Board has also adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her seventy-fifth birthday. In addition, directors are expected to inform the Board chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. The Board of Directors has not deemed it appropriate or necessary to limit the number of terms a director may serve on the Board.

Director Emeritus
The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, the lifetime emeritus status has been bestowed upon Purdy Crawford and Cedric Ritchie and will be bestowed upon Raymond Cyr and James K. Gray as at the Meeting.

From time to time, Directors Emeritus may be invited, as guests, to attend meetings of the Board or any committee of the Board and, if present, may participate in the discussions occurring at such meetings. Directors Emeritus shall not be counted for the purpose of determining whether a quorum of the Board or a committee of the Board is present nor shall they vote or receive compensation for such participation. Directors Emeritus are also invited to attend the Annual Meeting of Shareholders and Company or Board functions and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events.

Board Tenure
The following chart shows the tenure of the Company’s Board as of February 27, 2009:

Please refer to the biographies on pages 8 to 12 for details regarding length of Board tenure of each nominee for election as directors.

Director Orientation and Continuing Education(1)

Orientation
New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations. Our orientation programs include presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the Board chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required.

Continuing Education
The Board chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the Board chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

EDUCATIONAL READING MATERIALS AND PRESENTATIONS WERE PROVIDED TO BOARD MEMBERS ON A VARIETY OF MATTERS AND TOPICS.

In 2008, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including:
●	corporate governance;
●	executive compensation;
●	executive succession planning;
●	financial strategy, risk assessment and disclosure;
●	key accounting considerations; and
●	current Sarbanes-Oxley Act requirements.

Moreover, the directors have been provided with first-hand opportunities to visit certain sites in which CN is making significant investments, such as the intermodal terminals in Prince George and at the Port of Prince Rupert. They have also visited certain of CN’s main yards, as well as our Information Technology command center. During such events, the Board had the opportunity to interact with CN officers to gain a full appreciation of such strategic projects and to learn more about CN’s overall operations.

(1)	Form 58-101F1, sections 4(a) and (b); Governance Policy, sections 3.6 and 3.7.

CN MANAGEMENT INFORMATION CIRCULAR	24

Audit Committee Disclosure
National Instrument 52-110 - Audit Committees
(“NI 52-110”) of the Canadian securities regulatory authorities requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer you to Schedule “A” of our Annual Information Form available on SEDAR at www.sedar.com and on our website at www.cn.ca/governance with regards to the charter of our Audit Committee.(1)

Composition of the Audit Committee
The Audit Committee is composed of six independent directors, namely, Denis Losier, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Robert H. Lee and Robert Pace. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.(2)

THE AUDIT COMMITTEE IS COMPOSED OF SIX INDEPENDENT DIRECTORS.

Mandate of the Audit Committee
The committee’s responsibilities can be divided in four categories:

●	overseeing financial reporting;
●	monitoring risk management and internal controls;
●	monitoring internal auditors;
●	monitoring external auditors.

They include the following:

OVERSEEING FINANCIAL REPORTING
The mandate of the Audit Committee provides that the committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.(3)

The Audit Committee is also responsible for reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring Board approval.

Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS
The Audit Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the committee must review CN’s risk assessment and risk management policies.

The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements.

In addition, the mandate of the Audit Committee provides that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca/governance for more details on these procedures.(4)

MONITORING INTERNAL AUDITORS
The Audit Committee is responsible for ensuring that the chief internal auditor reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee.

MONITORING EXTERNAL AUDITORS
The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.(5)

(1)	NI 52-110, section 2.3, subsection 1.
(2)
NI 52-110, section 3.1, subsections (1), (2) and (3). The NYSE Standards and the applicable rules of the SEC require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.

(3)	NI 52-110, section 2.3, subsections 5 and 6.
(4)	NI 52-110, section 2.3, subsection 7.
(5)	NI 52-110, section 2.3, subsection 2.

CN MANAGEMENT INFORMATION CIRCULAR	25

The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors.

In addition, the Audit Committee is responsible for ensuring that the external auditors are accountable to the Audit Committee and to the Board.

The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof).(1)

The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence.

The mandate of the Audit Committee also provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.(2)

Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.(3)

The Audit Committee met six times in 2008 and held in camera sessions. The following table outlines the major subject areas reviewed by the committee during the year, in compliance with its mandate.

Main Committee Activities – 2008

A.	OVERSEEING FINANCIAL REPORTING

-	Reviewed and approved the annual and quarterly results and financial information contained in all reports requiring Board approval
-	Reviewed the compliance of management certification of financial reports with applicable legislation
-	Reviewed the external auditors’ quarterly report on the consolidated financial statements of the Company
-
Reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto

-	Reviewed judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods

B.	MONITORING RISK MANAGEMENT AND INTERNAL CONTROLS

-	Reviewed the Company’s risk assessment and risk management policies, including the Company’s insurance coverage and delegation of financial authority
-	Assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements
-	Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control

C.	MONITORING INTERNAL AUDITORS

-	Reviewed the internal audit plan
-	Monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members

D.	MONITORING EXTERNAL AUDITORS

-	Reviewed the results of the external audit
-	Recommended to the Board the appointment and terms of engagement of the Company’s external auditors
-	Evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors
-	Approved the disclosure of all audit, review and attest services provided by the external auditors
-	Determined which non-audit services the external auditors are prohibited from providing, and pre-approved permitted non-audit services by the external auditors to the Company
-	Reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s firm of external auditors

(1)     NI 52-110, section 2.3, subsection 3.
(2)     NI 52-110, section 2.3, subsection 8.
(3)     NI 52-110, section 4.1.

CN MANAGEMENT INFORMATION CIRCULAR	26

Audit Committee Report Regarding Internal Control Over Financial Reporting

The Audit Committee received periodically management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2008 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the United States (U.S.), and an independent audit of the effectiveness of internal control over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 (Communication With Audit Committees) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act.

KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB, which supersedes Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and the two related interpretations. The Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company including a written confirmation that KPMG LLP are independent within the meaning of the rules of the Code of Ethics of the “Ordre des comptables agréés du Québec” and are independent public accountants with respect to the Company within the meaning of U.S. federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3526 of the PCAOB was also remitted to the Committee.

Based on this review and these discussions, the Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and included in the Company’s annual report on Form 40-F for the year ended December 31, 2008 filed with the SEC.

Education and Relevant Experience of the Audit Committee Members

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit Committee, all members of the Audit Committee are “financially literate”, as such terms are defined under Canadian securities laws and regulations(1) and the NYSE Standards, and several members of the committee meet all criteria to be designated as “audit committee financial expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each committee member.

In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

ALL MEMBERS OF THE AUDIT COMMITTEE ARE CONSIDERED TO BE “FINANCIALLY LITERATE”.

The following is a description of the education and experience of each member of the Audit Committee as of the date of this Information Circular that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director and member of the audit committee of Plazacorp Retail Properties Ltd., and he is also a director of Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

(1)   NI 52-110, section 3.1, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	27

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director and member of the audit committee of Telus Corporation. He is also a director and chair of the audit committee of George Weston Limited. Mr. Baillie holds an MBA from Harvard Business School.

Mr. Bolton is the Chairman of the board of directors of EPCOR Utilities Inc. and Matrikon Inc. Mr. Bolton is a director and chair of the audit committees of Teck Cominco Limited, The Toronto-Dominion Bank and WestJet Airlines Ltd. From 1992 to 1998, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree of economics from the University of Alberta. Mr. Bolton is a member of four audit committees of public companies including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Lee is Chairman of the Prospero Group of Companies which includes real estate investment, financing, sales and property management businesses. He is a director and member of the audit committee of Wall Financial Corporation and he is Chairman of UBC Properties Trust. Mr. Lee holds a bachelor of commerce degree from the University of British Columbia.

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated, Hydro One and is board chair of Overland Realty Limited. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

Auditors Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2008 and 2007, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

	2008(1)	2007(1)
FEES	(CAD$)	(CAD$)
Audit	2,794,000	3,170,000
Audit-Related	1,170,000	1,371,000
Tax	797,000	603,000
Other	–	–
TOTAL FEES	4,761,000	5,144,000

(1)   Fees rounded to the nearest thousand.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the years ended December 31, 2008 and 2007 that were required to be pre-approved.

The nature of the services under each category is described below.

Audit Fees

Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company’s internal control over financial reporting.

Audit-Related Fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company’s pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

THE AUDIT COMMITTEE AND THE BOARD HAVE PROHIBITED THE COMPANY FROM ENGAGING THE EXTERNAL AUDITORS TO PROVIDE CERTAIN NON-AUDIT SERVICES.

Tax Fees

Consist of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

Other Fees

Nil

The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing. CN’s Audit Committee and the Board of Directors have adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.(1)

(1)   NI 52-110, section 2.3, subsection 4.

CN MANAGEMENT INFORMATION CIRCULAR	28

STATEMENT OF EXECUTIVE COMPENSATION

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (“Committee”) is comprised of eight independent directors, namely Robert Pace, Chair of the Committee, A. Charles Baillie, Hugh J. Bolton, Gordon D. Giffin, James K. Gray, Edith E. Holiday, Edward C. Lumley and David G.A. McLean.

Mandate of the Human Resources and Compensation Committee

The Committee’s responsibilities include:
•	ensuring that appropriate mechanisms are in place regarding succession planning for the position of President and Chief Executive Officer (“CEO”);
•	reviewing executive management’s performance assessment and succession planning;
•	recommending to the Board of Directors executive management’s compensation;
•
reviewing human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee’s full charter is available as part of CN’s Corporate Governance Manual at www.cn.ca/cngovernance.

The Committee met five times in 2008 and held in camera sessions during each meeting. The following table outlines the major subject areas reviewed by the Committee during the year.

Main Committee Activities – 2008

A.	CEO PERFORMANCE

-	Approved CEO objectives
-	Assessed CEO performance
-	Reviewed and recommended approval of CEO compensation

B.	EXECUTIVE PERFORMANCE

-	Reviewed and approved performance assessments
-	Reviewed succession plan and individual development plans
-	Reviewed progress on CN’s leadership development programs
-	Recommended appointment and approved compensation of new executives

C.	COMPENSATION

-	Reviewed pay position relative to market
-	Reviewed and recommended approval of annual executive compensation adjustments
-	Reviewed and recommended for approval bonus payout for 2008 and approved current year goals
-	Reviewed and recommended for approval long-term incentive grants to executives
-	Reviewed executive stock ownership
-	Reviewed and recommended for approval pension plans design, valuation, amendments and material risks

D.	OTHER

-	Monitored labour negotiations
-	Reviewed the Committee’s corporate governance and compensation disclosure practices
-	Reviewed and approved new corporate governance policies on change of control, non-compete and executive compensation clawback
-	Approved the Committee’s report for inclusion in the management information circular

CN MANAGEMENT INFORMATION CIRCULAR	29

Succession Planning and Leadership Development

In 2008, the Committee reviewed the progress made in developing current and future leaders through the Company’s leadership development programs. These programs and initiatives provide a solid platform for the assessment and development of the Company’s talent pool. The leadership development programs are tightly integrated with the business strategy in a thoughtful and effective way.

The Company is committed to take full advantage of its leadership development momentum. Accordingly, the Company continues to refine its approach and ensures that the assessment and development of people is further embedded in the organization. The Committee is satisfied that the Company’s leadership development approach is effective and achieves best practice levels.

In 2008 and early 2009, the Committee has been focused on succession planning for the Company’s most senior officers, including the President and Chief Executive Officer with whom the Company has an employment agreement until December 31, 2009. The Committee and the Board of Directors are satisfied that the candidates being considered for the position of President and CEO are of the highest calibre and will continue to build on CN’s success. The Chairman of the Board together with the Chairman of the Committee have established a process through which the Company’s directors review the leadership attributes and core strengths that a successor CEO and the leadership team must possess in light of their assessment of CN’s strategic agenda and vision. CEO succession and transition matters are scheduled to be discussed in camera at all regular meetings of the Committee in 2009.

Executive Compensation Consultants

The Company retains consulting firms to assist in determining compensation for directors and officers. In 2008, the Company retained the services of Towers Perrin to provide market information, surveys and trends, as well as external opinions on various executive compensation proposals. In 2008, the Company paid approximately CAD$116,000 to Towers Perrin for these services. The Committee also independently retains, from time to time, the services of executive compensation consultants to provide advice on compensation proposals that are presented for Committee approval. In 2008, the Committee retained the services of Hugessen Consulting Inc. (“Hugessen”). The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related matters, with a particular focus on named executive officers. In aggregate, the fees paid to Hugessen in 2008 totalled approximately CAD$92,000. The Committee evaluated Hugessen’s performance in 2008. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. In 2007, the Board of Directors adopted a policy to the effect that the Chair of the Human Resources and Compensation Committee shall pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management.

During 2008, the only services performed by Hugessen were compensation-related services provided directly to the Human Resources and Compensation Committee.

TYPE OF FEE	BILLED IN 2007 ($)	BILLED IN 2008 ($)	PERCENTAGE OF TOTAL FEES BILLED IN 2008 (%)
Human Resources and Compensation Committee Work	68,000	92,000	100
Management Work	0	0	0

CN MANAGEMENT INFORMATION CIRCULAR	30

Compensation Discussion and Analysis

The Executive Compensation Policy of the Company

The pivotal and continuing theme of the Company’s compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This theme also underlies the need to attract, retain and motivate outstanding executive talent in an increasingly competitive environment.

The Company is committed to a compensation policy that drives short- and long-term business performance, is competitive and encourages broad share ownership. The compensation strategy is weighted towards pay-for-performance components. The compensation components, performance objectives, and plan provisions are integrated into a comprehensive executive compensation program that is aligned with shareholders’ interest, is competitive in attracting and retaining talent, and provides adequate compensation to motivate sustained performance of executives and support the achievement of corporate and individual objectives.

Compensation for Named Executive Officers (“NEOs”) is comprised of three main components: base salary, annual incentive and long-term incentive. A fourth component, entitled Vision 2008 Share Units Plan, constituted the Company’s mid-term incentive. The plan concluded its four-year term on December 31, 2008. The Committee annually reviews the suitability of each component and adjusts the compensation offered to NEOs in line with the Company’s compensation policy, taking into account the current business, economic and demographic environment, as well as the specific situation of the Company’s executives. The Committee also reviews each component and desired market positioning and makes recommendations based on corporate and individual performance, taking into account leadership abilities, retention risk and succession plans.

Executive compensation is benchmarked using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the positions. In determining compensation, the Company considers the compensation practices of North American companies that are comparable in size and with whom the Company competes for executive talent. The primary comparator group for the NEOs is Class 1 Railroads and includes Union Pacific Railroad, Burlington Northern Santa Fe Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway. The Company also considers the compensation practices of a broad group of approximately 70 U.S. industrial companies that are comparable in terms of business mix and size, with revenues ranging from $6 to $10 billion (USD). This compensation information is provided and reviewed by external consultants retained separately by the Company and the Committee.

With the Company’s outstanding leadership position within the railroad industry, the Committee and the Board of Directors seek to position total compensation for the Company’s executives, when aggressively set goals are achieved, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

The Company has an established process to determine compensation targets annually. Performance goals and conditions associated to each compensation component are carefully reviewed and endorsed by the Committee at the beginning of each year. In determining compensation targets, the Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company’s business objectives, as portrayed in the Company’s business plan which has been reviewed and approved by the Board of Directors.

Key Elements of NEO Compensation

The key elements of NEO compensation are base salary, annual incentive, and long-term incentives, including performance-based restricted share units, and stock options. The compensation of NEOs, other than the President and Chief Executive Officer, is recommended by the President and Chief Executive Officer and reviewed and approved by the Committee. The compensation of the President and Chief Executive Officer is recommended by the Committee and approved by the independent members of the Board of Directors.

For a discussion on the compensation of the CEO, please see section “President and Chief Executive Officer Compensation” on page 36.

CN MANAGEMENT INFORMATION CIRCULAR	31

The following table summarizes the key components of NEO compensation, how they are benchmarked and how they fit in the above mentioned executive compensation policy:

COMPONENTS	DESCRIPTION	BENCHMARKING	OBJECTIVE & RATIONALE
Base Salary	• Fixed rate of pay, with annual review	• Salaries are benchmarked annually to the	• Provide competitive level of fixed
	• Generally paid in U.S. dollars	median (50th percentile) of the comparator	compensation
		groups	• Recognize sustained individual performance
• Individual salary recommendations are
based on competitive assessment, individual
performance and retention considerations
Annual Incentive	• Annual bonus payout to approximately	• Target payout is established to position total	• Reward the achievement of a balanced set
Bonus Plan	4,000 eligible management employees	cash compensation (base salary + target	of annual corporate financial objectives
	based upon performance against pre-	annual incentive payout) between 50th and	• Reward the achievement of personal
	determined financial and other targets for	75th percentile of the comparator groups	objectives linked to financial and operating
	the year		results, safety, customer service and
	• Payout linked to the achievement of		leadership
	corporate (70%) and personal (30%)		• Drive superior corporate and individual
	objectives		performance
• Target payout is 70% of base salary for
Executive Vice-Presidents and 140% for the
President and CEO
• Maximum payout is equal to twice the
Target Payout
Long-Term Incentive	• Combination of restricted share units and	• Awards are established to position total	• Align management interest with
	stock options of approximately equal value,	direct compensation (base salary + annual	shareholders’ value growth and provide
	except for the CEO	incentive target payout + long-term	retention of key talent
		incentive award value) at approximately the	• Recognize individual contribution and
	Restricted Share Units	75th percentile of the comparator group,	potential
	• Performance-based share units, payable in	when aggressively set goals are achieved
cash after three years
• Performance vesting subject to attainment
of targets related to average return on
invested capital over three years
• Payout conditional upon minimum share
price during the last three months of the
plan period
Stock Options
• 10-year term; 25% per year vesting over
the first four years
• Granted in the currency of the
recipient’s salary

Compensation of Named Executive Officers in 2008

BASE SALARY

Base salaries are established according to the criteria set forth herein and are benchmarked annually against median comparator group practice. The base salary of NEOs is generally paid in U.S. currency in order to provide for a meaningful and objective comparison with salaries of equivalent positions of the comparator group which are predominantly paid in U.S. currency. Base salaries are reviewed annually, taking into consideration individual performance, leadership abilities, retention risk and succession plans.

The salaries paid to NEOs during 2008 are reported in the Summary Compensation Table under the Salary column.

ANNUAL INCENTIVE BONUS PLAN

Approximately 4,000 management employees are eligible for a payout under the Company’s Annual Incentive Bonus Plan ("AIBP"). Under the AIBP, payouts for planned results to be achieved ("Target Payouts") are set as a percentage of salary: 70% for Executive Vice-Presidents and 140% for the President and Chief Executive Officer.

For 2008, the AIBP was comprised of the following components:

1.
Corporate financial performance: 70% of the bonus was linked to the achievement of a balanced set of goals that contribute to the Company’s long-term financial growth and profitability. The corporate performance factor can range from 0% to 200% for NEOs. Corporate performance is measured against objectives set by the Board of Directors. In 2008, the Board of Directors assessed the Company’s performance against established targets for revenues, operating income, diluted earnings per share, free cash flow and return on invested capital (ROIC), with each measure carrying an equal weight. The targets were approved by the Board of Directors in January 2008 based on the Company’s economic outlook at that time.

CN MANAGEMENT INFORMATION CIRCULAR	32

The following table provides the 2008 objectives as approved by the Board of Directors in January and the 2008 results as reported by the Company.

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –  2 0 0 8  A N N UA L  I N C E N T I V E  B O N U S  P L A N

	CORPORATE OBJECTIVES(1)		2008
IN MILLIONS EXCEPT	BASE	STRETCH	RESULTS(2)	PERFORMANCE
PER SHARE DATA	(CAD$)	(CAD$)	(CAD$)	ASSESSMENT
Revenues	8,035	8,190	8,482	Exceeds
Operating Income	2,739	2,859	2,894	Exceeds
Diluted Earnings
Per Share	$3.38	$3.55	$3.95	Exceeds
Free Cash Flow(3)	600	700	794	Exceeds
ROIC	13.1%	13.6%	13.7%	Exceeds

(1)	Objectives set assuming a foreign exchange rate of US$1 = CAD$0.95.
(2)	Foreign exchange rate experienced was US$1 = CAD$1.06.
(3)	See page 89 of the 2008 Annual report for a discussion and reconciliation of this non-GAAP measure.

In January 2008, the objectives were set assuming a foreign exchange rate of US$1 = CAD$0.95. During the year, the average foreign exchange rate experienced was US$1 = CAD$1.06. When reviewing the Company’s performance against established objectives, such objectives were adjusted to reflect the fact that the lower Canadian dollar that was assumed when the objectives were set, improved the Company’s performance assessment. The following table provides the 2008 objectives reflecting this adjustment and the 2008 results as reported by the Company.

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –  2 0 0 8
A N N UA L  I N C E N T I V E  B O N U S  P L A N  –  A D J U S T E D  TA R G E T S

	CORPORATE OBJECTIVES		2008
IN MILLIONS EXCEPT	BASE	STRETCH	RESULTS(2)	PERFORMANCE
PER SHARE DATA	(CAD$)	(CAD$)	(CAD$)	ASSESSMENT
				Does not
Revenues(1)	8,538	8,702	8,482	meet
Operating				Does not
Income(1)	2,915	3,042	2,894	meet
Diluted Earnings
Per Share(1)	$3.59	$3.77	$3.95	Exceeds
Free Cash				Partially
Flow(1)(3)	700	800	794	Exceeds
ROIC	13.1%	13.6%	13.7%	Exceeds

(1)	Objectives adjusted to reflect the experienced foreign exchange rate of US$1 = CAD$1.06 vs. CAD$0.95 assumed when set in January 2008.
(2)	Foreign exchange rate experienced was US$1 = CAD$1.06.
(3)	See page 89 of the 2008 Annual Report for a discussion and reconciliation of this non-GAAP measure.

In 2008, the Company delivered a solid performance in a period of deteriorating business conditions and unprecedented market turmoil. The Company performed well despite significant weakness in forest products and automotive markets, severe winter conditions in both Canada and the U.S. Midwest and volatility in both fuel prices and U.S. to Canadian currency exchange rates. The Company continued to execute well its precision railroading model and made further progress on its long-term objectives with the strategic acquisition of the Elgin, Joliet and Eastern Railway Company (“EJ&E”). The EJ&E acquisition is expected to significantly improve the Company’s productivity and efficiency, and provide improved service to customers as well as support ongoing shareholder value creation.

For 2008, after considering the financial results against established objectives, as well as progress made in the achievement of the Company’s long-term objectives, the Board of Directors assessed the corporate performance at “partially exceed”, allowing for a corporate performance factor at 114%.

2.
Individual performance: 30% of the bonus was based on the achievement of personal business-oriented goals linked to financial and operating results, safety, customer service and leadership. The individual performance factor can range from 0% to 200% for executives, based on individual assessments approved by the Board of Directors. Any payout under the individual component is conditional upon a payout being declared under the corporate component.

In 2008, the individual objectives of NEOs included both quantitative financial measures and qualitative strategic and operational considerations related to their function. They were set at ambitious levels. At year-end, the President and Chief Executive Officer reviewed the performance of the other four NEOs, taking into consideration their achievements against their pre-determined personal objectives. The President and Chief Executive Officer presented his assessment to the Committee for discussion, review and approval. For the year 2008, taking into account the recommendation of the President and Chief Executive Officer, the Committee determined that the four NEOs had partially exceeded their personal objectives and approved each of their individual performance factors. The average individual performance factor for the NEOs, other than the President and Chief Executive Officer, was 147%.

The resulting bonus payout is based on the salary on December 31, and the corporate and individual performance factors, calculated as follows:

Corporate
Annual Salary	x	Target Payout	x	70%	x	Performance
Factor
+
Individual
Annual Salary	x	Target Payout	x	30%	x	Performance
Factor

CN MANAGEMENT INFORMATION CIRCULAR	33

In 2008, the average payout for the NEOs, other than the President and Chief Executive Officer, was 124% of target payout. The actual payouts are reported in the Summary Compensation Table, under the Non-equity Incentive Plan Compensation ñ Annual incentive plans column.

Pursuant to the terms of the AIBP, approximately 4,000 management employees received a bonus payout for the year 2008. In 2007, there was no payout under this plan as the Company did not achieve its objectives.

LONG-TERM INCENTIVE

The Board of Directors considers a number of factors to assess the Company’s long-term incentive strategy. Factors under consideration include the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the tax implication and the dilution impact of the different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and restricted share units (“RSUs”) of approximately equal value, to designated executive and senior management employees, except for the President and Chief Executive Officer. The long-term incentive award for the President and Chief Executive Officer combines stock options and RSUs with a smaller relative weight in stock option value because of the 20% limitation on the number of stock options that can be awarded to one individual pursuant to the terms of the Management Long-Term Incentive Plan – please refer to page 43 for a description of the plan.

The annual grant of RSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors which take place each year in January. The effective grant date is the first day opened for trading under the Company’s Insider Trading Policy, following the publication of the Company’s financial results for the previous year. Based on this approach, the effective grant date is generally the second trading day following the public release of the Company’s financial results. The exercise price of the stock options granted is set at the closing price of common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date.

During 2008, NEOs, other than the President and Chief Executive Officer, were awarded a total of 111,000 RSUs and 222,000 stock options, representing 16% and 25% respectively of the aggregate number of RSUs and stock options granted during the year. The Committee establishes the value of long-term incentive awards on the basis of the expected value provided by each award at the time of the grant. In determining each individual award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the compensation practices of the comparator group. The Committee does not take into account previous grants when setting the individual awards.

RESTRICTED SHARE UNITS: 2008 AWARD

The Restricted Share Units Plan (the “RSU Plan”) was approved by the Board of Directors in 2004. The objective of the RSU Plan is to enhance the Company’s ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. The RSUs awarded are generally scheduled for payout after three years and vest upon the attainment of targets related to the Company’s return on invested capital (“ROIC”). ROIC measures the Company’s efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders’ equity, and may in certain instances, be adjusted for certain items as determined by the Committee.

The RSUs granted in 2008 to NEOs and other designated employees are subject to the attainment of targets related to the Company’s average ROIC during the three-year period ending on December 31, 2010. The payout is conditional upon meeting a minimum average closing share price during the last three months of 2010. The payout will be made in the currency of the recipient’s salary. The value of the payout will be equal to the number of RSUs awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31, 2011. The performance objectives and payout condition of the 2008 RSU award are summarized in the following table:

P E R F O R M A N C E  O B J E C T I V E S  –
R E S T R I C T E D  S H A R E  U N I T S  –  2 0 0 8  A WA R D

		PERFORMANCE
	OBJECTIVE	VESTING FACTOR
	Below 13%	0%
Performance Objective:	13%	50%
Average ROIC during the	14%	100%
three-year period ending on	15%	125%
December 31, 2010	16% and above	150%
Payout Condition:	CAD$48.60 on the TSX
Minimum average closing share price	or
for the last three months of 2010	US$48.44 on the NYSE

The grant date fair value of the restricted share units awarded to NEOs in 2008 is included in the Summary compensation table, under the Share-based awards column.

RESTRICTED SHARE UNITS: 2006 AWARD PAYOUT

RSUs granted in 2006 were paid out to NEOs and other designated employees pursuant to the terms and conditions set out in the 2006 award agreements and in accordance with the RSU Plan. The RSUs awarded in 2006 were paid out when the specified target related to the average ROIC was attained and exceeded during the three-year period ending on December 31, 2008. In accordance with the RSU Plan rules, the ROIC performance resulted in a performance vesting factor of

CN MANAGEMENT INFORMATION CIRCULAR	34

150% of the units awarded. Although the minimum average closing share price condition was missed by a very small margin during the last three months of 2008, the Committee approved the payout in recognition of the fact that the Company’s ROIC objective was substantially exceeded. The Committee also took into account the impact of the unprecedented turmoil in the financial markets on the Company’s share price during the last three months of 2008.

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –
R E S T R I C T E D  S H A R E  U N I T S  –  2 0 0 6  A WA R D

		PERFORMANCE
		VESTING
	OBJECTIVE	FACTOR	RESULTS
	Below 12%	0%
Performance Objective:	12%	50%
Average ROIC for the	13%	100%	15.7%
three-year period ending	14%	125%
on December 31, 2008	15% and above	150%
Payout Condition:
Minimum average	CAD$46.43 on the TSX
closing share price	or		CAD$46.11
for the last three	US$39.99 on the NYSE		US$38.23
months of 2008

STOCK OPTIONS

Stock options were granted in 2008 to NEOs and other designated employees pursuant to the Management Long-term Incentive Plan (the “Plan”). Please refer to page 43 for details of the Plan. The stock options granted in 2008 were conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a term of 10 years. Grants were made in the currency of the recipient’s salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long- term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value and be “in-the-money”. Conversely, if the share price does not appreciate over this period, stock options will have no realizable value. Consequently, stock options provide a realized payout value only when vested, when the share price increases above the grant price, and when the options are exercised.

The Committee established the value of the option-based awards on the basis of the expected value provided by the award at the time of the grant. In determining the value of the award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the compensation practices and long-term incentive value granted over the last three years by companies in the comparator group described in the section "The Executive Compensation Policy of the Company".

The grant date fair value of the stock options awarded to NEOs in 2008 is included in the Summary compensation table, under the Option-based awards column.

VISION 2008 SHARE UNITS PLAN

To further strengthen the link between compensation and superior performance, the Board of Directors approved in 2005 the Vision 2008 Share Units Plan, with a four-year term to December 31, 2008, entitling designated executives and senior management employees to receive a one-time performance-based award of share units payable in cash in January 2009. These awards were made on January 28, 2005 at the closing stock price of CAD$36.225 and US$29.185. The plan period ended on December 31, 2008.

Under the award agreement, the vesting of share units was based on the Company’s share price performance, with half of the vesting based on the Canadian stock price performance and the other half on the U.S. stock price performance on the respective stock exchanges. The vesting factor could range between 0% and 100%, based on the highest 20-day average closing share price between July 1, 2008 and December 31, 2008, as per specified share price objectives. Under the plan terms, there would be no payout if the average stock price did not exceed CAD$50.00 on the TSX and US$41.00 on the NYSE. The full award of share units would have become payable if the average stock price reached at least CAD$72.50 and at least US$59.50 on the corresponding stock exchanges. Linear interpolation was to be applied in between those stated objectives. The award payout was also conditional on the Company meeting a minimum average return on invested capital of 10% over the plan period and a minimum 20-day average closing share price on December 31, 2008 of CAD$50.00 or US$41.00 on the corresponding stock exchanges. Finally, the plan encouraged retention as payout was conditional upon continued employment until the end of the plan period.

The highest 20-day average closing share price achieved on the TSX and the NYSE between July 1 and December 31, 2008 was CAD$54.77 and US$52.57, respectively, resulting in a performance vesting factor of 42% of the share units awarded under this plan. The minimum ROIC condition of 10% over the term of the plan was met and exceeded. However, the final 20-day average closing share price on December 31, 2008 was CAD$42.95 and US$34.87. Given that the minimum share price condition was not met, the Committee made the decision that no payout would be made under the plan. If the minimum share price condition of CAD$50 on the TSX had been met, the value of the aggregate payout to designated executive and senior management employees would have been approximately CAD$16 million.

The Vision 2008 Share Units Plan was terminated and all units were cancelled on December 31, 2008.

CN MANAGEMENT INFORMATION CIRCULAR	35

P E R F O R M A N C E  O B J E C T I V E S  A N D  R E S U LT S  –  V I S I O N  2 0 0 8  S H A R E  U N I T S  P L A N

	OBJECTIVE	PERFORMANCE	OBJECTIVE
	SHARE PRICE ON TSX	VESTING FACTOR	SHARE PRICE ON NYSE	RESULTS
Performance Objective:
Highest 20-day average closing share	CAD$50.00 and below	0%	US$41.00 and below
price between July 1, 2008 and	CAD$61.25	25%	US$50.25
December 31, 2008	CAD$72.50 and above	50%	US$59.50 and above
Highest 20-day average	CAD$54.77		US$52.57	42%
Payout Condition:
a) Minimum average ROIC between		10%		15%
January 1, 2005 and December 31, 2008
b) Minimum average closing share price for		CAD$50.00 on the TSX or		CAD$42.95
the last 20 days of 2008		US$41.00 on the NYSE		US$34.87

EXECUTIVE PERQUISITES

NEOs are eligible to receive perquisites and other personal benefits in accordance with the Company’s policy. These typically include the use of a company-leased vehicle, financial counselling and tax services, club membership and certain health care and life insurance benefits exceeding those usually offered to salaried employees. The level of benefit is generally determined by the grade of the position. The Committee believes that executive perquisites and other personal benefits provided to NEOs are appropriate and in line with general market practices. In addition to these benefits, it is the Company’s policy to require, for efficiency and security reasons, the President and Chief Executive Officer to use the Company’s aircraft for personal as well as for business use. It is also a condition of Mr. Harrison’s employment arrangements with CN. Following Mr. Harrison’s retirement, the Company’s policy will require that the use of corporate aircraft be solely for business purposes for all executive officers of CN.

President and Chief Executive Officer Compensation

The President and Chief Executive Officer’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. Pursuant to his employment agreement, Mr. Harrison’s base salary was established at US$1,680,000 (CAD$1,790,880) for 2008 and Annual Incentive Bonus Plan target payout set at 140% of base salary with a maximum payout of 280% of base salary, in line with the Company’s compensation policy. As is the case for the other senior executives of the Company, 70% of the bonus payout is based on the Company’s financial performance and 30% is based on individual performance. The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards approved annually by the Committee. The goals set at the beginning of 2008 included both financial and non-financial elements, covering performance in the following areas: financial performance (35%); safety (20%); marketing (10%); customer service and operations (10%); human resources management (10%); and public and government relations (15%). Based on a review of the foregoing, the Committee rated the performance of the President and Chief Executive Officer as part of his performance review and recommended to the Board of Directors the approval of his compensation based on his and the Company’s performance.

In 2008, against a backdrop of deteriorating business conditions, the Company, under Mr. Harrison’s leadership, delivered a strong financial performance. The Company experienced significant weakness in the forest products and automotive markets, severe winter conditions in both Canada and the U.S. Midwest, and volatility in both fuel prices and U.S. to Canadian currency exchange rates. Despite this, revenues and operating income increased by 7% and 1%, respectively. Mr. Harrison also demonstrated strong leadership in effectively controlling costs, driving further improvements in operational efficiency and further positioning the Company for long-term growth. The Company achieved diluted earnings per share of $3.95 and a ROIC of 13.7%. The Committee considers these results to be notable in light of difficult market conditions.

Safety is a core value at CN and the Committee considers that Mr. Harrison was instrumental in focusing the leadership team and all employees on improving the Company’s safety performance. In 2008, the Company’s safety performance included a Federal Rairoad Administration ("FRA") injury ratio of 1.78 – a 5% improvement versus 2007; a FRA accident ratio of 2.58 – a 6% improvement versus 2007; and a Transportation Safety Board accident ratio of 7.27 – a 29% improvement versus 2007.

Mr. Harrison also maintained the Company’s core commitment in providing superior customer service through its precision railroading model. Trip plan compliance, a measure that compares actual loaded transit time, in hours, to the trip plan quoted to the customer, improved three basis points compared to the prior year.

Mr. Harrison, through his direct interventions and role modeling, made significant contributions to further develop leadership and employee engagement. In 2008, Mr. Harrison led 18 “Hunter Camp” sessions where he shared his passion, commitment and expectations for improved performance and alignment of the Company’s business and operating performance.

CN MANAGEMENT INFORMATION CIRCULAR	36

Mr. Harrison actively participated in the process leading to the regulatory approval of the EJ&E acquisition. This included representations and testimonials with several government committees and officials. Mr. Harrison’s engagement was instrumental in helping key stakeholders to better understand and appreciate the various aspects of the transaction.

For 2008, following a review of Mr. Harrison’s individual performance, the Committee acknowledged Mr. Harrison’s solid results and achievements in a very challenging environment, as well as his strong leadership in the advancement of the Company’s strategic agenda. Out of a scale of 0% to 200%, the Committee rated Mr. Harrison’s individual personal performance factor at 150%. In accordance with the terms of the Annual Incentive Bonus Plan, and taking into account the corporate performance factor of 114%, the independent members of the Board of Directors approved a bonus payout of US$2,935,300 (CAD$3,575,195) to Mr. Harrison.

The 126,000 RSUs and 145,000 stock options granted to the President and Chief Executive Officer in 2008 pursuant to the Restricted Share Units Plan and the Management Long-Term Incentive Plan, respectively, were granted on the same basis and conditions as those of the other NEOs of the Company. The value of these awards, which was established within the Company’s long-term incentive compensation policy, is included in the Summary compensation table, under the Share-based awards and Option-based awards columns.

In 2009, Mr. Harrison’s base salary was increased to US$1,764,000 pursuant to the terms of his employment agreement and his target and maximum payouts under the Annual Incentive Bonus Plan were maintained at 140% and 280% respectively. On January 26, 2009, Mr. Harrison received awards of 188,000 RSUs under the Restricted Share Units Plan and 210,000 options under the Management Long-Term Incentive Plan. Awards made in 2009 have similar conditions to the 2008 awards.

In accordance with the Canadian disclosure rules, amounts paid to Mr. Harrison are reported in the prescribed tables in Canadian dollars.

Other Compensation Policies of the Company

STOCK OWNERSHIP

The Committee strongly supports stock ownership by executives. In 1999, the Company introduced share ownership guidelines that require a minimum level of share ownership, set as a percentage of salary, to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees. Once executives and senior managers have met their initial shareholding requirements, they are expected to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units. Stock ownership requirements are as follows:

GUIDELINES
President and CEO	4 times salary
Executive and Senior Vice-Presidents	3 times salary
Vice-Presidents	1.5 to 2 times salary
Senior Management	One times salary

As of December 31, 2008, all NEOs, including the President and Chief Executive Officer, had exceeded their share ownership requirements. Other executives and senior management had either met or were on track to achieve their stock ownership requirement.

Under the Company’s Insider Trading Policy, no directors, officers or employees can engage in hedging activities, including monetization, on CN securities.

CN MANAGEMENT INFORMATION CIRCULAR	37

CHANGE OF CONTROL PROVISION

The Management Long-Term Incentive Plan and the RSU Plan were amended effective March 4, 2008 to include “double trigger provisions”. Pursuant to such provisions, the vesting of non-performance options or units awarded after that date and held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reasons. A “Change of Control” means any of the following events:

a)	in the event the ownership restrictions in the CN Commercialization Act are repealed, a formal bid for a majority of the Company’s outstanding common shares;

b)
approval by the Company’s shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who at the time of such transaction constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c)	approval by the Company’s shareholders of a plan of liquidation or dissolution of the Company.

The amended provisions state that acceleration of vesting would not occur if a proper substitute to the original options or units is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within twenty-four (24) calendar months after a Change of Control, all outstanding substitute options or units which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute options that are vested and exercisable shall remain exercisable for a period of twenty- four (24) calendar months from the date of such termination or resignation and units shall be paid within thirty (30) days. These new provisions will only affect grants made after March 4, 2008, and discretion is left to the Board of Directors to take into account special circumstances.

NON-COMPETE/NON-SOLICITATION PROVISION

On January 22, 2009, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to the Restricted Share Units and Stock Options award agreements to be executed in the future with executive and senior vice-presidents. Hence, the Restricted Share Units and Stock Options granted to such executive and senior vice-presidents after January 22, 2009, including the 2009 annual awards, are subject to cancellation if they fail to comply with certain commitments. Those commitments prohibit:

a)	the use of confidential information of CN for any purpose other than performing his or her duties with CN;

b)	engaging in any business that competes with CN;

c)	soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d)	taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e)
taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

EXECUTIVE COMPENSATION CLAWBACK

In March 2008, the Board of Directors adopted an executive compensation clawback policy concerning future awards made under the Company’s annual and long-term incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

a)
the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements,

b)	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement, and

c)	the incentive compensation payment received would have been lower had the financial results been properly reported.

CN MANAGEMENT INFORMATION CIRCULAR	38

Performance Graph

The following Performance Graph illustrates the cumulative total shareholder return on a CAD$100 investment in CN’s common shares compared with the cumulative total return of the S&P/ TSX composite and the S&P 500 Indices from the period beginning December 31, 2003 and ending December 31, 2008. It assumes reinvestment of all dividends.

	DEC-03	DEC-04	DEC-05	DEC-06	DEC-07	DEC-08
CNR	$100	$133	$172	$187	$177	$174
S&P/TSX	$100	$114	$142	$167	$183	$123
S&P 500	$100	$111	$116	$134	$141	$89

Over the last five years, the three main components of compensation – base salary, annual incentive, and long-term incentive – that was earned by NEOs together represented about 4.7% of the approximate CAD$5 billion aggregate market capitalization increase over the same period. The total compensation earned by NEOs is defined as the amount of base salary and bonus earned during the year, plus the change in unrealized and realized gains from equity-based incentive plans.

The Committee believes that the Company’s executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders. Over the last five years, more than 80% of the compensation earned by NEOs was derived from equity-based incentive plans. Accordingly, the compensation earned in each year was closely tied to shareholder return as demonstrated by the fact that the compensation earned by NEOs in the year of lowest total shareholder return represents approximately one ninth of the compensation earned in the year of highest total shareholder return.

The following graphs illustrate the annual change in cumulative total shareholder return on a CAD$100 investment in CN’s common shares compared with the total compensation earned by NEOs in each year of the five-year period ending on December 31, 2008, and demonstrates the close link between the two.

CN MANAGEMENT INFORMATION CIRCULAR	39

Most compensation paid, earned and awarded to the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and to the other three most highly compensated executive officers of the Company (together, the “Named Executive Officers” or “NEOs”), was in U.S. dollars. In the following tables, unless otherwise specified, compensation is expressed in Canadian dollars. Please refer to the Currency Exchange Information on page 52 for the conversion methodology. Fluctuation in the exchange rate may affect the comparability of the data year over year.

Summary Compensation Table

The following table sets forth the annual total compensation for the NEOs, for the year ended December 31, 2008.

For compensation related to previous years, please refer to the Company’s Management Information Circulars filed with the Canadian Securities Administrators and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

S U M M A R Y  C O M P E N S AT I O N  TA B L E

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	SHARE-BASED AWARDS(2,3) ($)	OPTION- BASED AWARDS(2,4) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS(5) ($)	PENSION VALUE(6) ($)	ALL OTHER COMPENSATION(7) ($)	TOTAL COMPENSATION ($)
E. Hunter Harrison
President and Chief Executive Officer	2008	1,790,880	3,450,745	1,799,124	3,575,195	1,620,129	1,113,975	13,350,048
Claude Mongeau
Executive Vice-President and
Chief Financial Officer	2008	570,310	821,606	744,465	569,293	76,000	2,029	2,783,703
James M. Foote
Executive Vice-President,
Sales and Marketing	2008	570,310	821,606	744,465	569,293	(28,160)	14,861	2,692,375
Keith E. Creel
Executive Vice-President, Operations	2008	487,695	821,606	744,465	510,707	194,803	131,835	2,891,111
Sean Finn
Executive Vice-President, Corporate
Services and Chief Legal Officer(1)	2008	492,137	575,124	521,125	462,962	207,000	2,482	2,260,830

(1)	Mr. Finn was appointed Executive Vice-President, Corporate Services and Chief Legal Officer, effective December 1, 2008.
(2)
Represents the grant date fair value of awards calculated in accordance with Statement of Financial Accounting Standards (SFAS) No.123(R), “Share-Based Payment” under U.S. Generally Accepted Accounting Principles (U.S. GAAP). The grant date fair values stated in the Summary Compensation Table are aligned with the fair market values presented to the Committee for the approval of the restricted share unit and stock option awards.

(3)
Represents the award of performance-based restricted share units under the Restricted Share Units Plan. The grant date fair value is determined using the lattice-based valuation model and considers the following assumptions:

	i.	Closing share price on grant date: CAD$48.46
	ii.	Risk-free interest rate over the term of the award: 3.43%
	iii.	Expected stock price volatility over the term of the award: 22%
	iv.	Expected dividend yield: CAD$0.92
The methodology used in determining the assumptions is disclosed in Note 11 – Stock plans on page 75 of the 2008 Annual report.
(4)
Represents the award of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value is determined using the Black-Scholes option pricing model and considers the following assumptions:

	i.	Closing share price on grant date: CAD$48.46
	ii.	Risk-free interest rate over the expected life of the options: 3.58%
	iii.	Expected stock price volatility over the expected life of the options: 27%
	iv.	Expected dividend yield: CAD$0.92
	v	Expected term: 5.3 years
The methodology used in determining the assumptions is disclosed in Note 11 – Stock plans on page 75 of the 2008 Annual report.
(5)	Represents the incentive earned under the Annual Incentive Bonus Plan for year 2008. Refer to page 32 for the details of the AIBP.
(6)	Includes the compensatory value of pension benefits as reported in the “Defined Benefit Plans” and “Defined Contribution Plans” tables in the “Pension Plan Benefits” section.
(7)
Includes the value of perquisites, other personal benefits and other compensation (as applicable), for example post-retirement benefits, tax gross-up or tax protection such that net income after taxes is not less than it would have been in the U.S. Perquisites and other personal benefits that in aggregate amount to less than CAD$50,000 or 10% of the total salary for any of the Named Executive Officers, are not reported in this column. Details are provided in the table on the following page.

CN MANAGEMENT INFORMATION CIRCULAR	40

D E TA I L S  O F  “A L L  O T H E R  C O M P E N S AT I O N” A M O U N T S  F O R  2 0 0 8(1)

NAME	PERQUISITES AND OTHER PERSONAL BENEFITS(2) ($)	OTHER COMPENSATION ($)	ALL OTHER COMPENSATION ($)
E. Hunter Harrison(3)	Personal Use of	Tax Gross-up: 157,756	1,113,975
	Company Aircraft(4): 937,000
	Other Perquisites: 19,219
Claude Mongeau	Nil	Post-retirement benefits(5): 2,029	2,029
James M. Foote	Nil	Tax Gross-up: 14,861	14,861
Keith E. Creel	Nil	Tax Gross-up: 37,691	131,835
		Tax Protection: 94,144
Sean Finn	Nil	Post-retirement benefits(5): 2,482	2,482

(1)	Amounts are calculated based on the incremental cost to the Company.
(2)
Perquisites and other personal benefits include the use of company-leased vehicle, club membership, financial counselling, and certain healthcare and life insurance benefits exceeding coverage offered to salaried employees. See section “Executive Perquisites” on page 36 for details. Perquisites and other personal benefits that in aggregate amount to less than CAD$50,000 or 10% of the total salary for any of the Named Executive Officers, are reported as “Nil” in this column.

(3)
Mr. Harrison’s basic life insurance coverage before retirement is equal to 3 times his salary without limitation. The first US$1 million is covered under the regular management plan. The coverage in excess of US$1 million is self-insured by the Company for which no additional premiums are paid. In addition to the post-retirement benefits offered to all salaried employees, Mr. Harrison has a post-retirement life insurance benefit of US$1 milllion, for which there are no current service costs since it has been fully expensed by the Company.

(4)
This amount reflects the value of Mr. Harrison’s personal travel on Company owned or leased aircraft. This value is based on aggregate incremental operating costs to the Company, such as fuel costs, trip-related maintenance, landing fees and other miscellaneous variable costs. It is the Company’s policy, for efficiency and security reasons, to require that the CEO use Company aircraft for personal as well as business use. It is also a condition of Mr. Harrison’s employment arrangements with CN. Following Mr. Harrison’s retirement, the Company’s policy will require that the use of corporate aircraft be solely for business purposes for all executive officers of CN.

(5)	Represents the service cost for post-retirement life and medical insurance.

Incentive Plan Awards

Share-based and Option-based Awards in 2008

The following table shows information regarding grants of restricted share units made to Named Executive Officers under the Restricted Share Units Plan and grant of stock options made under the Management Long-Term Incentive Plan in 2008.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT ($)	AWARD’S GRANT DATE FAIR VALUE(1) ($)
E. Hunter Harrison	January 24, 2008	RSUs(2)	126,000	December 31, 2010	48.46	3,450,745
		Options(3)	145,000	January 24, 2018	48.46	1,799,124
Claude Mongeau	January 24, 2008	RSUs(2)	30,000	December 31, 2010	48.46	821,606
		Options(3)	60,000	January 24, 2018	48.46	744,465
James M. Foote	January 24, 2008	RSUs(2)	30,000	December 31, 2010	48.46	821,606
		Options(3)	60,000	January 24, 2018	48.46	744,465
Keith E. Creel	January 24, 2008	RSUs(2)	30,000	December 31, 2010	48.46	821,606
		Options(3)	60,000	January 24, 2018	48.46	744,465
Sean Finn	January 24, 2008	RSUs(2)	21,000	December 31, 2010	48.46	575,124
		Options(3)	42,000	January 24, 2018	48.46	521,125

(1)	The grant date fair values reported are calculated using the same assumptions as described in footnotes 3 and 4 of the Summary Compensation Table.
(2)
The restricted share units granted in 2008 were made under the Restricted Share Units Plan. Under this plan, the number of restricted share units’ payout will be 50%, 100% and 150% of the grant if return on invested capital reaches, respectively, threshold, target and maximum performance over the plan period and is also conditional upon meeting a minimum share price condition, as described under “Restricted Share Units: 2008 Awards” on page 34.

(3)
The options granted in 2008 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the options vesting at each anniversary date of the award. Unexercised options shall expire on the tenth anniversary date of the award. See section “Management Long-Term Incentive Plan” on page 43 for a description of the plan.

CN MANAGEMENT INFORMATION CIRCULAR	41

Outstanding Share-based Awards and Option-based Awards

The following table shows all awards made to Named Executive Officers and outstanding on December 31, 2008.

	OPTION-BASED AWARDS (1)				SHARE-BASED AWARDS
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS	OPTION EXERCISE PRICE	OPTION EXPIRATION	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(2)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED
NAME	(#)	($)	DATE	($)	(#)	($)
E. Hunter Harrison	145,000	48.08 US	2018/01/24	68,362,094	265,000(3)	11,866,700(4)
	145,000	44.67 US	2017/01/25
	190,000	44.93 US	2016/01/27
	250,000	29.19 US	2015/01/28
	1,080,000	20.42 CAD	2013/01/24
	675,000	25.59 CAD	2012/01/25
	600,000	16.67 CAD	2011/01/26
	300,000	11.67 CAD	2010/01/25
Claude Mongeau	60,000	48.08 US	2018/01/24	10,260,829	53,000(3)	2,373,340(4)
	46,000	44.67 US	2017/01/25		5,723(5)	256,259(6)
	60,000	44.93 US	2016/01/27
	80,000	29.19 US	2015/01/28
	324,000	20.42 CAD	2013/01/24
	85,000	25.59 CAD	2012/01/25
James M. Foote	60,000	48.08 US	2018/01/24	8,939,639	53,000(3)	2,373,340(4)
	46,000	44.67 US	2017/01/25		9,300(5)	416,462(6)
	60,000	44.93 US	2016/01/27
	80,000	29.19 US	2015/01/28
	124,000	20.42 CAD	2013/01/24
	270,000	25.59 CAD	2012/01/25
Keith E. Creel	60,000	48.08 US	2018/01/24	623,002	49,000(3)	2,194,220(4)
	10,000	53.01 US	2017/06/11		3,536(5)	158,320(6)
	28,000	44.67 US	2017/01/25
	40,000	44.93 US	2016/01/27
	36,000	29.19 US	2015/01/28
	13,000	22.41 CAD	2013/06/16
Sean Finn	42,000	48.08 US	2018/01/24	587,524	29,400(3)	1,316,532(4)
	16,800	44.67 US	2017/01/25
	24,000	44.93 US	2016/01/27
	32,000	29.19 US	2015/01/28
	12,000	20.42 CAD	2013/01/24

(1)	Includes all stock options granted under the Management Long-Term Incentive Plan outstanding on December 31, 2008.
(2)
The value of unexercised in-the-money options at financial year-end is the difference between the closing price of the common shares on December 31, 2008, on the New York Stock Exchange (US$36.76) for U.S. dollar denominated options, on the TSX (CAD$44.78) for Canadian dollar denominated options, and the exercise price. The value has been converted using the December 31, 2008 (1.2180) exchange rate for U.S. dollar denominated options. This value has not been, and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(3)
Includes all restricted share units outstanding on December 31, 2008 that have not vested on such date under the Restricted Share Units Plan. Payouts for these units are conditional upon meeting performance criteria and a minimum share price condition that may or may not be achieved.

(4)
The value of outstanding share units awarded under the Restricted Share Units Plan is based on the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78) assuming that targeted performance criteria and minimum share price condition will be met. In accordance with the plan, the actual payout may represent between 0% and 150% of the share units awarded.

(5)
Includes the unvested “company-matched” deferred share units, under the Voluntary Incentive Deferral Plan that were awarded to the NEOs following the deferral of compensation in previous years. These awards vest annually over a period of four years. (See page 44, section “Deferred Compensation Plans” for a description of the plan.)

(6)	The value of unvested “company-matched” deferred share units is based on the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78).

CN MANAGEMENT INFORMATION CIRCULAR	42

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by Named Executive Officers under the Company’s incentive plans and the annual incentive bonus payout during the financial year ended December 31, 2008.

			NON-EQUITY
	OPTION-BASED	SHARE-BASED	INCENTIVE PLAN
	AWARDS – VALUE	AWARDS – VALUE	COMPENSATION – VALUE
	VESTED DURING	VESTED DURING	EARNED DURING
	THE YEAR(1)	THE YEAR(2)	THE YEAR(3)
NAME	($)	($)	($)
E. Hunter Harrison	1,552,129	14,508,720(4)	3,575,195
Claude Mongeau	495,603	2,392,997(5)	569,293
James M. Foote	495,603	2,571,337(5)	569,293
Keith E. Creel	241,300	1,525,405(5)	510,707
Sean Finn	196,735	806,040	462,962

(1)
The value of the potential gains from options granted under the Management Long-Term Incentive Plan in 2005, 2006 and 2007 that have vested during the financial year. These grants all vest over four years, with 25% per year on each anniversary date (see section “Management Long-term Incentive Plan” for a description of the plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the option grant vesting dates in 2008 and the exercise price, converted when applicable using the exchange rate on such vesting date (see “Currency Exchange Information” on page 52). This value has not been, and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2)
Includes restricted share units granted in 2006 that have vested on December 31, 2008 under the Restricted Share Units Plan (see page 34, section “Restricted Share Units: 2006 Award Payouts” for a description of the plan). The value shown in the table has been calculated by multiplying the number of share units granted multiplied by the performance vesting factor of 150% and by the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78). As provided under the plan, the actual payout to the eligible executives have been made in February 2009, based on the 20-day average closing share price ending on January 31, 2009 (CAD$43.58/US$35.84).

(3)	Represents the amount of bonus earned under the Annual Incentive Bonus Plan for the financial year ending on December 31, 2008 and payable in January 2009.
(4)
Also includes the vesting of 81,000 restricted share units on December 31, 2008. These units are the last vesting tranche of a special one-time grant of 405,000 restricted share units granted in April 2004. The value is calculated based on the number of share units vested multiplied by the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78). The actual payout was based on the 20-day average closing share price ending on December 31, 2008 of US$34.87 as per the terms of the award agreement.

(5)
Also includes the “company-matched” deferred share units allocated to an executive following the deferral of compensation in previous years that have vested during the year (see page 44, section “Deferred Compensation Plans” for a description of the Voluntary Incentive Deferral Plan). The value is calculated based on the number of deferred share units vested multiplied by the closing price of the common shares on each day of the respective vesting dates in 2008.

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan (the “Plan”) was approved by the Company Shareholders on May 7, 1996 and amended on April 28, 1998, April 21, 2005, April 24, 2007 and on March 4, 2008.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Pursuant to an amendment approved by the Board of Directors on March 8, 2005, grants can no longer be made to non-executive Board directors under the Plan. While they remain as participants in the Plan for previous grants, the last time non-executive directors received options was in 2002. The maximum number of common shares that may be issued under the Plan is 60,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at February 27, 2009.

O P T I O N S  O U T S TA N D I N G  A N D  AVA I L A B L E  F O R  G R A N T  O N  F E B R UA R Y  2 7 , 2 0 0 9

	# COMMON	% OF OUTSTANDING
	SHARES	COMMON SHARES
Options already granted
and outstanding	14,140,334	3.02
Options issuable under the Plan	12,348,434	2.64
Shares issued following the exercise
of options	33,511,232	7.16

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

S T O C K  O P T I O N S  F E AT U R E S

Exercise price	At least equal to the closing share price of the common shares on the TSX or the NYSE on the grant date, granted in the same currency as the recipient’s salary.
Option period	10 years
Vesting criteria	• Options may become exercisable upon anniversary date (“conventional options”) and/or upon meeting performance targets (“performance options”) as established for each grant.
• Since 2005, grants have been of conventional options, which vest over four years, 25% at each anniversary.

CN MANAGEMENT INFORMATION CIRCULAR	43

Stock options shall be cancelled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant's employment. In the case of retirement, options are cancelled three years after the retirement date. In the event of a participant's death, all available options may be exercised by the estate for a period of twelve months. These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting of shareholders, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of options under the Plan (“Options”); provided, however, that the Company shall obtain shareholder approval for:

i.
any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a “Share Adjustment”);

ii.	any amendment which would allow non-employee directors to be eligible for new awards under the Plan;
iii.	any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);
iv.	the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;
v.
the addition in the Plan of deferred or restricted share unit provisions or any other provisions which results in participants receiving common shares while no cash consideration is received by the Company;

vi.
any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment;

vii.	any extension to the term of an outstanding Option beyond the original expiry date, except in case of an extension due to a blackout period;
viii.	any increase to the maximum number of common shares that may be issued:
a.	under the Plan to any one participant during any calendar year; or
b.	under the Plan and under any other plan to any one participant; and
ix.	the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision which is more favourable to participants.

No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan.

On March 4, 2008, the Plan was amended to include a “double trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance based options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reasons. Please refer to “Change of Control Provision” on page 38 for more details on such amendment.

Deferred Compensation Plans

The Company introduced in 2002 its Voluntary Incentive Deferral Plan. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus, restricted share unit payouts and other amounts paid under an eligible incentive plan (as approved by the Board of Directors) into deferred share units (“DSUs”) payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company's common shares. The amount deferred is converted into a number of units at the deferral date, using the 20-day average closing share price. Elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer in DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section “Other Compensation Policies of the Company” on page 37 for a description of the Stock Ownership). The election to receive eligible incentive payments in deferred share units is not available to a participant when the value of the participant's vested deferred share unit account is sufficient to meet the Company's stock ownership guidelines.

The Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year) from the deferral date.

CN MANAGEMENT INFORMATION CIRCULAR	44

The payout of the deferred share units is established based on the 20-day average closing share price at the retirement or termination date and includes the vested company-matched deferred share units as well as accrued notional dividends over the deferral period. Payment for eligible Canadian executives is made in a lump sum within two months following the termination. In compliance with U.S. tax regulations, for eligible U.S. tax payers, payment of amounts deferred or vested after December 31, 2004 is made after a six-month waiting period in a lump sum or in monthly instalments not exceeding 10 years, in accordance with the executive's irrevocable election.

Because of its tax effectiveness and the additional Company match, this plan provides an opportunity for executives to increase their stake in the Company, linking their future returns to the share price performance.

Certain executives hold deferred share units, payable upon their retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional awards may be made under this plan.

No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment of the plans.

Employment Contracts/ Arrangements

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. On April 22, 2004, the Company entered into an employment agreement with Mr. Harrison which replaced his previous employment agreement and provided the terms of his employment until December 31, 2008 (the “Agreement”). On November 30, 2006, the Agreement was amended to extend the term of Mr. Harrison's employment to December 31, 2009.

The following table summarizes the relevant terms and conditions of the Agreement and the subsequent amendment:

Base Salary	Minimum increase of 5% per year
Annual Incentive	Target bonus at 140% of base salary and maximum
Bonus Plan	payout of 280%
Special one-time award of restricted share units on April 22, 2004	405,000 restricted share units, 20% vesting per year with payout starting on December 31, 2004
Taxes	Tax equalization provisions to compensate for higher tax liability in Canada, if any, and tax gross-up in specified situations
Pension	• Upon retirement on January 1, 2009, annual pension benefit of US$1,300,000 (CAD$1,583,400) • Upon retirement on January 1, 2010, annual pension benefit of US$1,500,000 (CAD$1,827,000)
Spousal Survivor Benefits	70% of annual pension benefit
Post-retirement benefits	• Medical benefits • Life insurance of US$1,000,000 (CAD$1,218,000)
Stock Options	• Entitled to exercise stock options for five years after retirement • Continued vesting for five years after retirement
Non-compete and non-solicitation	Eligible for an annual payment of US$350,000 (CAD$426,300) per year for two years providing compliance with the restrictions

Mr. Harrison is also eligible to participate in other Company plans, as offered to other NEOs.

The Agreement also sets out termination of employment clauses which are described in the “Termination and Change of Control Benefits” section below.

The Agreement does not have formal change of control provisions in place. However, a certain number of the compensation plans in which Mr. Harrison participates, like other executives, have provisions in the event of a change of control, which are described in the “Termination and Change of Control Benefits” section below.

Mr. Harrison's entitlement to retirement benefits is disclosed in the “Pension Plan Benefits” section.

CN MANAGEMENT INFORMATION CIRCULAR	45

It is the Company's policy, for efficiency and security reasons, to require that the CEO use Company aircraft for personal as well as business use. It is also a condition of Mr. Harrison's employment arrangements with CN. Following Mr. Harrison's retirement, the Company's policy will require that the use of corporate aircraft be solely for business purposes for all executive officers of CN.

The Company has not entered into formal employment agreements with the other Named Executive Officers.

Pension Plan Benefits

Canadian Pension Plans

Named Executive Officers participate in the Company's principal pension plan and senior management pension plan (the latter was introduced January 1, 2004), which are defined benefit plans providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and U.S. amounts were converted using the monthly closing rate of December 2008 of 1.218.

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Pensionable earnings consist of salary and overtime in the principal pension plan and also include the bonuses paid by the Company under the Annual Incentive Bonus Plan (up to target levels) in the senior management pension plan. Retirement benefits payable under the Company's principal pension plan and senior management pension plan are subject to a maximum aggregate annual retirement benefit of CAD$2,333.33 per year of pensionable service for 2008. Subject to the maximum benefit described above, the combined benefit in the principal pension plan and senior management pension plan is calculated as:

-	2.0% of highest average earnings for each year of pensionable service before 1966 plus

-	1.7% of highest average earnings up to the average year's maximum pensionable earnings (YMPE) as defined under the Canada Pension Plan for each year of pensionable service after 1965 plus

-	2.0% of highest average earnings in excess of the YMPE for each year of pensionable service after 1965.

Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend (“SRS”). If the senior executive became eligible for the SRS plan on or after July 1, 2002, his or her additional retirement income benefit will not vest unless such senior executive remains in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual pension of an individual's additional retirement income is equal to 2% of that individual's portion of actual average earnings that is greater than the maximum average earnings recognized by the Company's principal pension plan or the senior management pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

The recognized maximum average earnings under the Company's principal pension plan or the senior management pension plan was approximately CAD$123,036 for 2008. In January 1996, the definition of “salary” under the SRS plan was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were earned. If the aggregate of any given individual's age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65. The Pension benefits under the Company's principal pension plan or the senior management pension plan for retirement with 85 points are subject to company consent.

Messrs. Finn and Mongeau had respectively 15 years and 14 years and 8 months of credited service under the Company's principal pension plan, senior management pension plan and SRS as at December 31, 2008.

A defined contribution retirement plan was introduced for non-unionized employees in Canada on January 1, 2006. Non-unionized employees had a one-time opportunity to either join the new defined contribution retirement plan or maintain participation in the Company's principal pension plan (and senior management pension plan for executives and senior management employees) mentioned above. Messrs. Finn and Mongeau elected to remain in the Company's principal pension plan and senior management pension plan. Employees hired on or after January 1, 2006 as non-unionized automatically join the new defined contribution retirement plan.

CN MANAGEMENT INFORMATION CIRCULAR	46

U.S. Pension Plans

Mr. Harrison does not participate in the Company's principal pension plan, senior management pension plan and SRS plan. The Company originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison's total retirement benefits come from the following plans:

EXECUTIVE ACCOUNT BALANCE PLAN

The ICR's Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison's combined salary and payout under the Annual Incentive Bonus Plan in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon retirement or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2008, the wage offset factor was CAD$207,060. Interest credits are given each month using the Wall Street Journal prime rate determined bi-annually. The rate of return was 7.25% for the first half of 2008 and 5.00% for the second half. This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

NON-QUALIFIED SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

The ICR's Supplemental Defined Contribution Plan provides for an annual accrual equivalent to 2% of Mr. Harrison's base salary (capped at the annual 401(a)(17) limit). Amounts are accrued on an unfunded basis and interest credits are given using the actual 401(k) investment return. Prior to 2001, this benefit was part of the ICR 401(k). This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

QUALIFIED SAVINGS PLAN (401(K))

Mr. Harrison is eligible to participate in the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Savings Plan”), which is a qualified 401(k) plan. Mr. Harrison may make “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison's pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

EXCESS BENEFIT PLAN

Under ICR's Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison's compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum in excess of the employer's matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed upon retirement or termination of employment.

Prior to 2001, the ICR 401(k) provided, in addition to the 50% match on the first 6% of pay, a 2% Company paid contribution on earnings (capped at the annual 401(a)(17) limit). To make up for the limits in the pre-2001 ICR 401(k), the Excess Benefit Plan also provided a supplemental 2% in excess of the annual 401(a)(17) limit. This plan was frozen as of December 31, 2000 and, for Mr. Harrison, replaced by a new plan with the same provisions as of January 1, 2001.

Amounts accrued and vested after December 31, 2004 by Mr. Harrison in the ICR's Executive Account Balance Plan, Excess Benefit Plan and Supplemental Defined Contribution Plan cannot be paid earlier than 6 months after retirement or termination of employment.

DEFINED BENEFIT PLAN

A tax-qualified defined benefit retirement plan was introduced for ICR's non-unionized employees on January 1, 2001. Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped at the average of the Internal Revenue Code limit (CAD$265,524 in 2008), over the last five years. The benefit is equal to 0.4% of highest average earnings plus 0.3% of highest average earnings in excess of Railroad Retirement Board average covered compensation (CAD$85,357 in 2008) times years and months of credited service (maximum 35 years). The benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Service.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the “old SERP”). Mr. Harrison is covered by the old SERP. Mr. Harrison's annual benefit under the old SERP shall be US$1,300,000 (CAD$1,583,400) annually. This amount will be increased by US$200,000 (CAD$243,600) if he remains employed by the Company until December 31, 2009 which is the last year of his Agreement. Benefits cannot be paid earlier than 6 months after retirement or termination of employment.

CN MANAGEMENT INFORMATION CIRCULAR	47

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement, which credits him with two years of service for each year of service for his first 10 years of service with the Company. Exceptionally, the Company decided to grant additional years of service upon hire to compensate the pension loss for Mr. Foote since he joined CN late in his career.

During Mr. Foote's service from August 23, 1995 to December 31, 2000, he participated in the Company's principal pension plan until March 31, 2000, when he transferred from Canada to the United States. Mr. Foote's pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company's principal pension plan and SRS plan for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company's principal pension plan and senior management pension plan. The pension benefits under the special pension arrangement are payable from the Company's operating funds.

For Mr. Foote's service since December 31, 2000, he has been participating in the Savings Plan and Defined Benefit Plan mentioned above. He has also been participating in the new Supplemental Retirement Plan (“new SERP”) of ICR under which he was credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The annual SERP pension is equal to 2% of Mr. Foote's Highest Average Earnings, multiplied by the number of years of credited service (maximum 35 years) minus the offsets described below. Highest average earnings are the average pensionable earnings during the best 60 consecutive months of compensated service out of the last 120 months multiplied by 12 and consist of salary, overtime and also include the bonuses paid by the Company under the Annual Incentive Bonus Plan (up to target levels). Mr. Foote's SERP pension is offset by (i) the qualified Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan. The benefit is payable without reduction at age 65 or age 60 if the employee has 30 years of credited service or 30 years of Railroad Retirement Service. Employees participating in the new SERP had until December 31, 2008 to elect to receive the benefit on another date but no earlier than 6 months after retirement or termination of employment. Benefits cannot be paid earlier than age 55.

Mr. Foote had 12 years and 8 months of credited service under the new SERP as of December 31, 2008.

Mr. Creel joined ICR on April 1, 1996. Since December 31, 2000, he has been participating in the Defined Benefit Plan mentioned above. He has also been participating in the Savings Plan and new SERP of ICR mentioned above. Mr. Creel no longer accrues service in the Defined Benefit Plan or new SERP but participates in the following plans:

CN RETIREMENT CONTRIBUTION OPTION

A new employer contribution option was introduced for U.S. non-unionized employees on January 1, 2006. Non-unionized employees had a one-time opportunity to either join the new CN Retirement Contribution Option or maintain participation in the Defined Benefit Pension Plan mentioned above. Mr. Creel elected to participate in the new CN Retirement Contribution Option, which provides for an additional employer contribution of 3.5% of base pay to the Savings Plan, subject to limitations imposed by the U.S. Internal Revenue Code. Employer contributions made in 2006 are vested after five years of service with the Company and employer contributions made in 2007 or after are vested after three years of service with the Company. Contributions are invested in various investment funds as selected by the employee.

DEFINED CONTRIBUTION SUPPLEMENTAL EXECUTIVE RETIREMENT PROGRAM (“DC SERP”)

The DC SERP complements the CN Retirement Contribution Option described above. The DC SERP is a stand-alone plan, which provides contributions on eligible compensation without regard to the limitations imposed by the U.S. Internal Revenue Code. Contributions are vested after two years of service with the Company and cannot be paid earlier than 6 months after retirement or termination of employment. Mr. Creel receives a percentage of base pay and bonus under the Annual Incentive Bonus Plan (up to target level).

The percentage depends on the age and service as follows:

POINTS (SUM OF AGE AND SERVICE)
Up to 39	5% of eligible compensation
40-49	6%
50-59	7%
Above 60	8%
Mr. Creel has 9.75 years of service in the new SERP and 3 years of participation in the CN Retirement Contribution Option and DC SERP.

CN MANAGEMENT INFORMATION CIRCULAR	48

Defined Benefit Plans Tables

The following amounts of accrued obligation have been calculated using the same actuarial assumptions as those used in Note 12 and Note 13 – Pensions, on page 78 of the 2008 and 2007 Annual report, respectively, available on the Company's website at www.cn.ca and on SEDAR at www.sedar.com. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company's defined benefit registered pension plans and non-registered supplemental pension arrangements.

		ANNUAL BENEFITS PAYABLE			COMPENSATORY CHANGE(1) ($)
NAME	NUMBER OF YEARS CREDITED SERVICE (#)	AT YEAR END ($)	AT AGE 65(2) ($)	ACCRUED OBLIGATION AT START OF YEAR(3) ($)	SERVICE COST	IMPACT OF SALARY/BONUS ON ACCRUED OBLIGATION	NON-COMPENSATORY CHANGE(4) ($)	ACCRUED OBLIGATION AT YEAR END(3) ($)
E. Hunter Harrison(5)	N/A	1,596,000	1,842,000	13,324,000	1,378,000	0	3,530,000	18,232,000
Claude Mongeau	14.67	278,000	658,000	2,261,000	156,000	(80,000)	(279,000)	2,058,000
James M. Foote(6)	12.67	425,000	636,000	3,956,000	163,000	(198,000)	610,000	4,531,000
Keith E. Creel(7)	9.75	104,000	155,000	881,000	0	173,000	347,000	1,401,000
Sean Finn	15	206,000	536,000	1,825,000	131,000	76,000	(164,000)	1,868,000

(1)
The change in benefit obligation that is attributable to compensation includes the service cost net of employee contributions and the increase in earnings in excess or below what was assumed. The service cost is the estimated value of the benefits accrued during the calendar year. These amounts exclude the employee's contributions, if any.

(2)	The projected pension is based on current compensation levels and assumes the executive will receive 80% of the target bonus for the years after 2008.
(3)	The accrued obligation is the value of the benefits accrued for all service to the specified date.
(4)
The change in benefit obligation that is not compensatory includes employee contributions, interest cost, change in assumptions and gains and losses other than for difference in earnings. The impact on the accrued obligation at the end of 2008 relating to the change in assumptions was mainly due to the fluctuation in the exchange rate which increased the accrued obligation and the increase in the discount rate used to value the Canadian Pension Plans which decreased the accrued obligation.

(5)
Does not include former ICR non-registered cash plans described on the Defined Contribution Plans table. The SERP benefit payable to Mr. Harrison is not based on credited service. Mr. Harrison has 8 years of credited service in the registered defined benefit plan.

(6)	Mr. Foote has a special pension arrangement as described on page 48 in the “U.S. Pension Plans” section.
(7)	Mr. Creel no longer accrues service in the Defined Benefit Plan or new SERP since he started participating in the CN Retirement Contribution Option and DC SERP on January 1, 2006.

The following table provides the total accrued obligation for CN's non-registered defined benefit plans (SRS, old SERP and new SERP). These amounts were determined using the same actuarial assumptions as those used in Note 12 and Note 13 – Pensions, on page 78 of the 2008 and 2007 Annual report, respectively, available on the Company's website at www.cn.ca and on SEDAR at www.sedar.com, and include the benefit obligation of active, deferred and retired senior management and executive members.

PLANS	ACCRUED OBLIGATION AT START OF YEAR ($)	ACCRUED OBLIGATION AT YEAR END ($)
SRS, OLD SERP and NEW SERP	178,200,000	173,400,000

Defined Contribution Plans Table

Amounts shown in this table include amounts from the Company's registered and non-registered defined contribution plans. No withdrawals or distributions are permitted before the following executives terminate from the Company.

NAME	ACCUMULATED VALUE AT START OF YEAR ($)	COMPENSATORY AMOUNT(1) ($)	NON-COMPENSATORY AMOUNT(2) ($)	ACCUMULATED VALUE AT YEAR END ($)
E. Hunter Harrison(3)	6,746,731	242,129	1,257,426	8,246,286
James M. Foote(4)	289,370	6,840	(62,885)	233,325
Keith E. Creel(5)	299,934	21,803	25,348	347,085

(1)	Represents employer contributions.
(2)	Represents employee contributions if any, and interest gains and losses.
(3)	Mr. Harrison participates in the Savings Plan, Executive Account Balance Plan, Excess Benefit Plan and Non-Qualified Supplemental Defined Contribution Plan.
(4)	Mr. Foote participates in the Savings Plan.
(5)	Mr. Creel participates in the Savings Plan, CN Retirement Contribution Option and DC SERP.

CN MANAGEMENT INFORMATION CIRCULAR	49

Termination and Change of Control Benefits

Except for the President and Chief Executive Officer, the Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of a Named Executive Officer, other than the conditions provided in the compensation plans, and summarized as followed:

	RESIGNATION	INVOLUNTARY TERMINATION	RETIREMENT	CHANGE OF CONTROL		TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility to the plan	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	Entitled to a bonus based on corporate and individual performance and prorated on active service in plan year	No specific provision		Forfeits eligibility to the plan
Stock Options	Forfeits - all stock options are cancelled	Continued vesting for 3 months - Exercise of vested options within 3 months	Continued vesting for 3 years - Exercise of vested options within 3 years	Grants made prior to March 4, 2008 • Immediate vesting of conventional options	Grants made since March 4, 2008 • If proper substitute is granted, accelerated vesting would occur only if participant is terminated without cause or resigns for good reason within 2 years	Forfeits - all stock options are cancelled
Restricted Shares Units	Forfeits - all RSUs are cancelled	Partial payout if meeting performance criteria and prorated based on service during the plan period	Full payout if meeting performance criteria(continued vesting)	Grants made prior to March 4, 2008 • Immediate vesting of all RSUs prorated based on the plan period	Grants made since March 4, 2008 • If proper substitute granted, accelerated vesting would occur only if participant is terminated without cause or resigns for good reason within 2 years	Forfeits - all RSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested “Company-matched” DSUs	Payment of all vested units, including the vested “Company-matched” DSUs	Payment of all vested units, including the vested “Company-matched” DSUs	Accelerated vesting of unvested “Company-matched” DSUs		Payment of all vested units, including the vested “Company- matched” DSUs
Pension Plan	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits
SRS/SERP	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits		Payment of vested benefits for the SERP/ SRS benefits forfeited

Severance entitlement payable to the NEOs other than Mr. Harrison would generally be determined in accordance with applicable legal requirements.

The contractual arrangement for the President and Chief Executive Officer provides for:
•
In case of termination by the Company without cause or resignation by Mr. Harrison for good reason: a severance equivalent to three times his annual salary and annual incentive at target as well as the continuation of his employee benefits for three years and the ownership of the Company automobile.

•	In case of retirement: five years of continued vesting following retirement and ability to exercise options during the same period.
•	Post-retirement medical benefits and a life insurance coverage equal to US$1 million.
•
Non-compete and non-solicitation restrictions upon termination of employment for any reason, in respect of which he is entitled to receive US$350,000 per year for a two-year period providing he complies with the restrictions.

CN MANAGEMENT INFORMATION CIRCULAR	50

The following tables show the incremental benefits that NEOs would be entitled to had their employment been terminated on December 31, 2008 under involuntary termination, retirement and change of control.

I N V O L U N T A R Y  T E R M I N AT I O N

	RESTRICTED SHARE UNITS PLAN(2) ($)	STOCK OPTIONS(3) ($)	SEVERANCE BENEFITS ($)	NON-COMPETE/NON-SOLICITATION ($)	TOTAL ($)
E. Hunter Harrison(1)	6,030,373	576,647	14,732,928	852,600(5)	22,192,548
Claude Mongeau	1,134,427	184,527	(4)	–	1,318,954
James M. Foote	1,134,427	184,527	(4)	–	1,318,954
Keith E. Creel	940,380	83,037	(4)	–	1,023,417
Sean Finn	564,228	73,811	(4)	–	638,039

(1)	Mr. Harrison would also be entitled to an increase of US$200,000 in his SERP annual pension benefit as if retirement had occurred on December 31, 2009.
(2)
NEOs would be eligible to the portion of restricted share units granted in 2007 and 2008 that would have vested upon a termination on December 31, 2008. Any payout would be conditional upon meeting the plan's performance vesting conditions. The value shown assumes that performance targets will be met for each of the awards. The value has been calculated by multiplying the number of share units that would have vested by the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78).

(3)
NEOs would be eligible to continued vesting for a three-month period following termination for options granted in 2005, 2006, 2007 and 2008. The value shown is equal to the number of options that would vest during the period multiplied by the difference between the closing price of the common shares on December 31, 2008 and the exercise price, converted using the December 31, 2008 (1.2180) exchange rate for U.S. dollar denominated options.

(4)	Any severance amount would be determined in accordance with applicable legal requirements.
(5)	Value of US$350,000 payable for 2 years converted using an exchange rate of 1.2180.

R E T I R E M E N T

	RESTRICTED SHARE UNITS PLAN(1) ($)	STOCK OPTIONS(2) ($)	NON-COMPETE/NON-SOLICITATION ($)	TOTAL ($)
E. Hunter Harrison	11,866,700	576,647	852,600(3)	13,295,947
Claude Mongeau	2,373,340	184,527	–	2,557,867
James M. Foote	2,373,340	184,527	–	2,557,867
Keith E. Creel	2,194,220	83,037	–	2,277,257
Sean Finn	1,316,532	73,811	–	1,390,343

(1)
NEOs would be eligible to continued vesting following retirement for the restricted share units granted in 2007 and 2008. Any payout would be conditional upon meeting the plan's performance vesting conditions. The value shown assumes that performance targets will be met for each of the awards. The value has been calculated by multiplying the number of share units that would have vested by the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78).

(2)
NEOs would be eligible to continued vesting over three years following retirement for options granted in 2005, 2006, 2007 and 2008. Mr. Harrison would be eligible to continued vesting over five years following retirement, as per his employment contract. The value shown is equal to the number of options that would vest during the period multiplied by the difference between the closing price of the common shares on December 31, 2008 and the exercise price, converted using the December 31, 2008 (1.2180) exchange rate for U.S. dollar denominated options.

(3)	Value of US$350,000 payable for 2 years converted using an exchange rate of 1.2180.

C H A N G E  O F  C O N T R O L

	RESTRICTED SHARE UNITS PLAN(1) ($)	STOCK OPTIONS(2) ($)	DEFERRED SHARE UNITS(3) ($)	TOTAL ($)
E. Hunter Harrison	6,030,373	576,647	–	6,607,020
Claude Mongeau	1,134,427	184,527	256,259	1,575,213
James M. Foote	1,134,427	184,527	416,462	1,735,416
Keith E. Creel	1,015,013	83,037	158,320	1,256,370
Sean Finn	564,228	73,811	–	638,039

(1)
NEOs would be eligible to immediate vesting following a change of control for restricted share units granted in 2007 and 2008. Any payout would be conditional upon meeting the plan's performance vesting conditions. The value shown assumes that performance targets will be met for each of the awards. The value has been calculated by multiplying the number of share units that would have vested by the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78).

(2)
NEOs would be eligible to immediate vesting following a change of control for options granted in 2005, 2006, 2007 and 2008. The value shown is equal to the number of options that would vest multiplied by the difference between the closing price of the common shares on December 31, 2008 and the exercise price, converted using the December 31, 2008 (1.2180) exchange rate for U.S. dollar denominated options.

(3)
NEOs would be eligible to immediate vesting of the “company-matched” deferred share units allocated to an executive following the deferral of compensation. The value is calculated based on the number of deferred share units vesting multiplied by the closing price of the common shares on December 31, 2008 on the TSX (CAD$44.78).

CN MANAGEMENT INFORMATION CIRCULAR	51

Currency Exchange Information

Compensation disclosed in the section “Statement of Executive Compensation” that is paid in U.S. dollars has been converted using the following currency exchange rates.

	Exchange rate used	Actual rate 1 USD = X CAD
• Salary • All other compensation	Average rate during the year	2008: 1.0660
• Annual incentive plan	When bonus is earned i.e. December 31	December 31, 2008: 1.2180
•  Pension value
•  Value of unexercised in-the-money options
•  Market value of share-based awards that have not vested
•  Non-equity incentive plan compensation - Value earned during the year
•  Termination scenarios - incremental costs
	December 31, 2008	December 31, 2008: 1.2180
• Option-based awards - Value vested during the year	Actual vesting date of the grants made on: • January 25, 2007 • June 11, 2007 • January 27, 2006 • January 28, 2005	• January 25, 2008: 1.0070 • June 11, 2008: 1.0200 • January 27, 2008: 1.0070 • January 28, 2008: 1.0044

CN MANAGEMENT INFORMATION CIRCULAR	52

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2008, certain information with respect to the Company’s Management Long-Term Incentive Plan.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (CAD$)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved by securityholders	13,052,905	29.16	13,537,520
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	13,052,905	29.16	13,537,520

Indebtedness of Directors and Executive Officers

As of February 27, 2009, there was no outstanding indebtedness of current and former directors, officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Directors ’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of CAD$200,000,000, with a deductible to the Company which varies from CAD$1,000,000 to CAD$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2008 was approximately CAD$2,087,443 for the 12 months ending September 30, 2009. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of CAD$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2008 was approximately CAD$280,250 for the 12 months ending September 30, 2009. The directors and officers excess liability insurance is not subject to any deductible.

Shareholder Proposals

Shareholder proposals to be considered at the 2010 annual meeting of shareholders must be received at the head office of the Company no later than December 4, 2009, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com or may be obtained on request from the Corporate Secretary of the Company.

Approval

The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

(Signed) Sean Finn
EXECUTIVE VICE-PRESIDENT,
CORPORATE SERVICES AND CHIEF LEGAL OFFICER

March 3, 2009

CN MANAGEMENT INFORMATION CIRCULAR	53

SCHEDULE “A” – MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A.	Approving CN’s strategy
-
adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B.	Assessing and overseeing the succession planning of executive management
-
choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

-	ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short- and longer-term performance of CN;
-
taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C.	Monitoring Corporate Governance issues
-	monitoring the size and composition of the Board to favour effective decision-making;
-	taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;
-
monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

-
taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

-	ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;
-	approving the list of Board nominees for election by shareholders and filling Board vacancies;
-	adopting and reviewing orientation and continuing education programs for directors;
-	overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D.	Monitoring financial matters and internal controls
-
monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:

(i)	the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;
(ii)	the review of the Audit Committee on external auditors’ independence and qualifications;
(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and
(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
-	ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;
-	adopting communications and disclosure policies and monitoring CN’s investor relations programs.

CN MANAGEMENT INFORMATION CIRCULAR	54

E.	Monitoring Pension Fund matters
-
monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “ CN’s Pension Trust Funds”);

-	approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F.	Monitoring environmental, safety and security matters
-	monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

CN MANAGEMENT INFORMATION CIRCULAR	55

Mixed Sources Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SGS-COC-005437 www.fsc.org © 1996 Forest Stewardship Council

The Forest Stewardship Council (FSC) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody certification system.

CN shows its concern for protecting the environment through the use of FSC-certified paper.

Printed in Canada

Item 3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

- - -
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Form of Proxy - Annual Meeting to be held on Tuesday, April 21, 2009

Notes to Proxy

1.
Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular.

5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.
The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1 and 2 and in favour of Management’s proposals generally.

- - -
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Proxies submitted must be received by 5:00 pm (Eastern Time), on April 20, 2009.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Board of Directors and Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

00M6IC

+	+

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at The Fairmont Palliser, 133 9th Avenue SW, Calgary, Alberta, on Tuesday, April 21, 2009 at 9:00 am (Mountain Time), and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders VOTE FOR items 1 and 2 below:

1. Election of Directors

For	Withhold		For	Withhold		For	Withhold

01. Michael R. Armellino		05. E. Hunter Harrison			09. The Hon. Edward C. Lumley			---
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02. A. Charles Baillie		06. Edith E. Holiday			10. David G.A. McLean

03. Hugh J. Bolton		07. V. Maureen Kempston Darkes			11. Robert Pace

04. Ambassador Gordon D. Giffin		08. The Hon. Denis Losier

							For	Withhold

2. Appointment of Auditors
Appointment of KPMG LLP as Auditors

- - -
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Signature(s)	Date
Authorized Signature(s) - This section must be
completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.

Quarterly reports
To reduce costs and help protect the environment, we will not send CN's quarterly financial reports and related management’s discussion and analysis (MD&A), unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis.
Annual report
By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly financial reports If you do not check the box or do not return this form, we will assume that you do not want to receive CN's quarterly financial reports and MD&A.	Please do not send me CN's annual financial statements and MD&A
If you do not check the box or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

024203	AR2	CNRQ	+

00M6JE

Item 4

2008 Annual Report

The Bottom Line

Contents

2   Financial and operational highlights

3   A message from the Chairman

4   A message from E. Hunter Harrison

7   The fundamentals

8   Our franchise

12  Our model

16  Our people

21  Growth

24  Responsibility

26  Glossary of terms

27  Financial Section (U.S.  GAAP)

89  Non-GAAP Measures - unaudited

90  Corporate Governance

91  2008 President's Awards for Excellence

92  Board of Directors

94  Chairman of the Board and Select Senior Officers of the Company

95 Shareholder and investor information

Certain information included in this Annual Report may be forward-looking statements within the meaning of United States and Canadian securities laws. The
Company cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company's assumption that such growth opportunities are less affected by the current situation in the
North American and global economies. The assumptions used by the Company to prepare its forward-looking statements may not materialize, and its actual results or the developments anticipated by the Company could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking state- ments are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth in Management's
Discussion and Analysis contained in this Annual Report as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and in the United States. Moreover, the current situation in the financial markets is adding a substantial amount of risk to the North
American economy, which is already in a recession, and to the global economy, which is significantly slowing down.

As used herein, the word "Company" or "CN" means, as the context requires,
Canadian National Railway Company and its subsidiaries.

Plan. Execute. Improve. Continuously.

This is the bottom line at CN. Take nothing for granted, focus on the fundamentals, look to get better and better in everything we do, every one of us, every day.

It's the same focus through sunshine and snowstorms, booms and busts, recessions and rebounds.

That's the power of the CN story. The consistency that shows up every year, right where our investors look for it:

The bottom line.

Financial and operational highlights

Financial summary (1)

In millions, except per share data, or unless otherwise indicated	2008	2007	2006
Financial results
Revenues	$8,482	$7,897	$7,929
Operating income	$2,894	$2,876	$3,030
Net income	$1,895	$2,158	$2,087
Diluted earnings per share	$3.95	$4.25	$3.91
Dividend per share	$0.92	$0.84	$0.65
Net capital expenditures	$1,424	$1,387	$1,298

Financial position
Total assets	$26,720	$23,460	$24,004
Long-term debt, including current portion	$7,911	$5,617	$5,604
Shareholders’ equity	$10,559	$10,177	$9,824

Financial ratios
Operating ratio	65.9%	63.6%	61.8%
Debt-to-total capitalization	42.8%	35.6%	36.3%

(1)	The Company’s financial results for 2008, 2007 and 2006 include items affecting the comparability of the results of operations as discussed on page 31 of this report.
(2)
2008, 2007 and 2006 adjusted to exclude items affecting the comparability of the results of operations. See discussion and reconciliation of this non-GAAP adjusted performance measure on page 89 of this report.

Canadian National Railway Company	2

A message from the Chairman

Dear fellow shareholders:

While 2008 was very difficult from every perspective, CN again showed our depth of talent in our ability to manage in a tough economy.

The Board, management and all employees demonstrated toughness, focus and the ability to rapidly adapt to change in delivering great results this past year.

We are acutely aware of the challenges that lie ahead, and we are realistically approaching the future with a solid business plan and renewed commitment to performance.

The Board has provided thorough oversight and very good governance.

Good governance is not a performance measure. It is a commitment. It does not change. It is the rock-solid foundation upon which we have built this company, and the most important mission we have as Directors. Good governance is expressed in our absolute dedication to maintaining and improving upon Board practices and policies that ensure the highest standards of transparency and independence.

Under management’s leadership, CN again delivered commendable financial and operational performance in the face of extremely taxing economic conditions. We are proud of our extraordinarily talented management team, without whose leadership CN could not have performed so well for so long.

This “bench strength” is the most important CN asset that positions the company to sustain its performance over the long term.

The Board is very actively focused on the future. Our succession planning is carefully designed to ensure we maximize the talent CN has developed and ensure they are given the opportunity to lead the company as we go forward.

In 2009, three of our Directors will be retiring from the Board: Raymond Cyr, James Gray and Robert Lee. Each has brought a unique mix of experience, talent and leadership to his position, and each has made an important and lasting contribution to the success of CN. They will be missed, and I thank them for their exemplary service.

Change is inevitable. Change is continuous, a constant force in the world, and from the time of our IPO 13 years ago to today, CN’s ability to embrace and thrive on change has been a significant ingredient in its success. The Board of Directors is very confident that this company will continue to deliver the results our investors have come to expect.

Sincerely,

David McLean, O.B.C., LL.D.
Chairman of the Board

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A message from E. Hunter Harrison

(from left to right): Keith Creel, Executive Vice-President Operations; Claude Mongeau, Executive Vice-President and Chief Financial Officer; E. Hunter Harrison, President and Chief Executive Officer; James Foote, Executive Vice-President Sales and Marketing; Sean Finn, Executive Vice-President Corporate Services and Chief Legal Officer

Dear fellow shareholders:

I’m a bottom-line guy. And I’m not talking just about numbers here. Getting to the bottom line shortens the conversation to its essentials and removes all excuses. Did you get the job done or didn’t you?

Well, I’m pleased to report to you that CN got it done in 2008. In addition to solid financial results, we improved network velocity and safety performance while continuing to build for the future. We proved ourselves once again as a company that can perform consistently even when times are challenging.

Strong financial and operational performance

CN faced another tough operating environment in 2008. We again dealt with extreme weather in the first quarter – the worst in decades. Two of our key businesses experienced downturns of major proportions – forest products because of the continued decline in U.S. housing activity, and automotive because of a significant decline in automotive sales.

In spite of these challenges, we achieved revenues of $8,482 million, net income of $1,895 million, diluted earnings per share of $3.95 and free cash flow of $794 million* in 2008. Our operating ratio for the year was 65.9 per cent, still well ahead of our Class I peers. We continued to return cash to our shareholders in 2008 and announced the Board’s authorization of another stock repurchase program for 2008/2009. We also increased our dividend for the 13th consecutive year in January 2009.

What we have built together

How did we achieve these results? By doing what we do best: provide a high-quality service at a fair price to our customers, while working hard to manage our costs, use our assets efficiently, develop our people and in the process not get anybody hurt. I’ve seen it proven my entire career that if you do these five things well, you’ll succeed in this business.

We’ve built something special here at CN. Our diverse franchise, unique business model and strong balance sheet put us in an excellent position in an important industry – rail is the backbone of the North American economy, and nobody operates a railroad better than CN.

Continuing to invest in CN’s future

CN’s 2008 performance is the direct result not just of our fundamental strengths, but also of the investments we’ve made over the past few years to grow this business, gain market share and

*See page 89 of this report for a reconciliation of this non-GAAP measure.

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"I am extremely proud of this orgainziation and its people. As a lifelong railroader, it's been a great thing to see what we can accomplish together through passion, discipline, guts and hard work. That's right, guts - it takes courage to change the status quo." – E. Hunter Harrison position ourselves for the long term. Among others, our initiatives to build new CN capabilities in Prince Rupert and near the Alberta oil sands, and our efforts to expand our presence in non-rail services, are continuing to bear fruit.

Our investments in lengthened sidings, enhanced track integrity and safety have contributed to ongoing improvement in operational performance and service quality. We continued to invest in the physical plant in 2008, spending more than $1.5 billion on capital improvements that included approximately $1.1 billion on track infrastructure, about $200 million on our locomotive and railcar fleet, and about $300 million on facilities such as transload and distribution centres.

At the end of the year, we were very pleased to receive the U.S. Surface Transportation Board’s (STB) approval for our acquisition of a major portion of the Elgin, Joliet & Eastern Railway Company (EJ&E). This is an extremely important addition to our network that will allow us to skirt rail congestion in the Chicago hub. As it stands, it sometimes takes as long to get through Chicago’s 30-mile hub as it does to get there from Winnipeg. The EJ&E acquisition will address that, in the process helping us deliver a big improvement in what we can offer customers shipping to key North American markets. In another transaction, we acquired three rail subsidiaries from Quebec Railway Corp., enhancing our seamless service to customers in Eastern Canada.

What we’ve done is worked steadily to improve our ability to market a unique, high-value transportation product to a broad customer base – services that have strong relevance no matter where we are in the economic cycle.

People are key to CN’s potential

Ours is a story of a solid strategy that’s making steady progress on all fronts – a focus on structural growth opportunities, on innovating for competitive advantage and accelerated customer value, and on continuously building our team.

People are the most critical element of success, and CN’s are the best in the industry. Our bench strength is excellent – this is the most talented team I’ve ever been associated with. And the CN railroader culture continues to get stronger every year.

We proved in 2008 that CN can deliver strong results in tough times. We have the best people, we’re the industry’s most efficient operator, and our solid franchise and innovative business model provide new opportunities for growth.

This company’s story is far from over. That’s the bottom line.

Sincerely,

E. Hunter Harrison
President and Chief Executive Officer

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The fundamentals

Focusing on the fundamentals and building upon them is key to our success. Our strong and balanced franchise, our precision operating model, our people and culture - our work every day is to take these strengths and make them better in ways that benefit our customers and investors.

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Our franchise

The CN franchise is a highly efficient, 21,000-route- mile transportation network that serves customers shipping a broad array of products and commodities. This diverse commodity mix acts as a buffer from the down cycles of any one industry, and our network is a key competitive asset in which we are continuously investing to improve.

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The CN franchise:
key to consistent performance

CN’s franchise – an efficient transportation network and balanced commodity mix – was instrumental to strong overall financial performance in 2008. Growth in CN businesses such as intermodal and oil and gas construction materials helped mitigate economy-related challenges in others.

The balance and breadth of CN’s franchise represent strength, consistency and competitive advantage in the face of ups and downs in the economic cycle. Franchise strength is a major reason for the solid results CN delivered in a very challenging year – we invested in this key CN fundamental in 2008, continuing to improve our position for sustained growth going forward.

Forest products and automotive down; bulk commodities up

The U.S. housing industry continued its slide in 2008, while the automotive industry endured a credit market collapse and general economic weakness. As a result, CN forest products and automotive revenues were down significantly year-over-year.

Yet CN delivered profitable overall revenue growth in 2008, thanks in part to CN’s diversified portfolio of customers and strong transportation offering. These CN strengths provide the ability to grow in a

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With a highly efficient network that connects major ports on three coasts to important North American markets, CN is well positioned in the global marketplace.

We believe the balance of our commodity mix helps position us to face economic fluctuations and enhances our long-term growth potential.

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CN invested more than $1.5 billion in the physical plant in 2008, improving track infrastructure, building distribution facilities and upgrading its locomotive and railcar fleet.

variety of areas, including intermodal, coal, alternative energy, condensate and construction materials related to oil and gas development. CN’s ability to generate positive results in a difficult environment helps mitigate downturns in specific areas – it also positions us to benefit from stronger economic conditions.

Continuously building our network through acquisition

As it has throughout its history as a public company, CN continued to improve its network through acquisition in 2008. With U.S. Surface Transportation Board approval of the Elgin, Joliet & Eastern Railway Company (EJ&E) acquisition, and closing the transaction in January 2009, we expect to begin running trains over the 158-mile track skirting the Chicago metropolitan area in first quarter 2009.

In addition to relieving congestion in the Chicago area, the EJ&E acquisition will have a major positive impact on both CN network fluidity and CN’s ability to serve customers across North America. The bottom line: It represents an important opportunity for us to offer even more seamless, faster, more reliable and more cost-effective service for our customers. Also in 2008, we acquired three core rail subsidiaries from Quebec Railway Corp. (QRC), which will benefit shippers of aluminum, forest products and other key commodities.

Prince Rupert: Year one

In its first full year of operation, the Prince Rupert intermodal terminal proved that it’s a viable, highly competitive port of entry to North America for Asian products. The port attracted a second weekly call from an Asian shipper: the COSCO/K-Line/Yang Ming/Hanjin alliance, that is now transporting cargoes to North American destinations through Prince Rupert. CN continues to work to attract more importers, improve throughput and identify backhaul opportunities from North America to Asia.

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Our model

CN's unique business model centres on delivering precision and predictability in an imprecise and unpredictable world. Our success in precision-scheduled railroading has created a highly competitive transportation offering that provides durable value to shippers and investors alike. A critical long-term contributor to that value is our passion to improve continuously in our execution of the CN model.

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The CN operating model:
key to competitiveness and growth

A key element of CN’s precision operating model is the drive to improve continuously in its execution. In 2008, we intensified our focus on a critical measure of rail performance: velocity. Achieving maximum car and train velocity enables us to improve service and lower costs at the same time.

With CN’s precision railroading operating model, we have proven we can do what others in the industry always said was impossible: We can dramatically improve service and be the low-cost provider at the same time. And, significant from a business and shareholder perspective, improved service quality enables us to price in a way that reflects the higher value we can provide shippers.

Improving our velocity: faster is better

Car velocity and average train speed are key measures – and drivers – of asset productivity. For a business like ours, velocity improvement is a major opportunity for the bottom line: Greater velocity enables us to improve service quality while moving more loads with the same assets.

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In 2008, CN successfully completed a $100 million reconfiguration of its Johnston Yard switching facility in Memphis, Tennessee, a key hub in the North American network.

Our investments in longer sidings and improved signal, track maintenance and yard management technologies over the past few years have allowed us to significantly improve the efficiency of our train operations. We continue to implement CN’s SmartYard concept, now in place at three of our four hump yards – MacMillan (Toronto), Symington (Winnipeg) and Johnston (Memphis) – to reduce dwell time and improve yard productivity.

Safety performance has a direct impact on velocity as well. CN tests its track at a far higher rate than what is required by industry regulators, using a variety of technologies that include state-of-the-art track geometry systems and ultrasonic rail flaw detection equipment. In addition, CN is a leader in the deployment of advanced detector technologies to monitor the condition of locomotives and freight cars.

Our efforts made a positive impact in 2008, contributing to a 30 per cent year-over-year reduction in TSB-reportable train accidents, and an eight per cent improvement in FRA-reportable accidents.

In 2008, we intensified our efforts to improve car velocity and average through train speed, creating a quality focus team to study the issues that affect performance, including train separations, locomotive failures and signal light problems, and implement actions to better address them. The sum total of this and other initiatives has delivered eye-opening results: Over the last four months of 2008, we increased car velocity by 20.37 miles per day and average through train speed by 2.68 mph. This kind of improvement has a direct impact on CN’s asset utilization and service quality.

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CN’s SmartYard, now in operation in three of four of its hump yards, provides advanced, user-friendly tools that aid train forecasting, track assignment and motive power planning, activities critical to network performance.

Optimizing power, enhancing the network, focusing on execution – there is a wealth of opportunities to continue to improve upon North America’s most efficient railroad.
Enhancing asset efficiency with distributed power

Operating longer trains increases asset efficiency and productivity. To run longer trains, you need longer sidings, which we’ve built across the network. We’re now increasing our deployment of distributed power (DP) technology, the use of automated locomotives in the middle of trains, to optimize power.

Precision railroading: always room for improvement

Complexity, once used in the case against precision railroading, is actually at the heart of what’s most exciting about it – because of all the interrelated elements that affect performance, there is an almost endless potential to improve. We can and will get better and better at executing the model.

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Our people

It's a mantra here: CN people make it all work. A powerful franchise, a unique operating model – neither of these is an advantage if our people don't execute properly and consistently. This is why it's a top long-term priority at CN to attract, develop and retain the best and brightest people in the industry.

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CN people:
key to our long-term future

CN’s culture of railroaders is a culture of pride, performance and continuous improvement – people striving to do their work today better than they did it yesterday.

Ultimately, franchises and business models don’t drive success. Neither do strategies and initiatives. People do. That’s why we see developing people as the most important of our Five Guiding Principles of Railroading (service, cost control, asset utilization, safety and people).

People are why CN has succeeded up to now, and they are the critical element of CN’s success going forward. Culture, the collective behaviours of everyone who works here, is key.

Building a culture of performance, one person at a time

At CN, we are in an ongoing process of developing and strengthening our culture. The foundation of this effort is to ensure that everyone knows what CN is striving to achieve and his or her place in it.

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A passion for doing things the right way, working as a team, taking the time to mentor others – the human element of what we do is the most important factor in running a safe, high-performance railroad.

To build the right culture, several years ago we created and launched a series of innovative people development initiatives, which include Employee Performance Scorecards (EPS), a tool for conducting consistent, regular, formal performance reviews with all employees, as well as “Hunter Camps” and the CN Railroad MBA, two unique programs to develop effective leaders in railroading.

EPS establishes and maintains an open dialogue between employee and supervisor to enable both to do their jobs more effectively. EPS reviews are individualized, one-on-one sessions, a vehicle for the company to thank employees for their contributions, be clear on what’s expected and discuss their progress, impact on the business and opportunities to improve and advance. EPS is a critical tool to encourage individual behaviours that support CN success.

Hunter Camps, first begun in 2003, are three-day sessions in which our CEO spends time with a group of about 20 CN management people from across every CN function. In these sessions, Hunter Harrison coaches participants on railroading and leadership techniques in an informal, storytelling format. The Railroad MBA is a tailored 12–18-month program in which select CN senior managers take a leave of absence from their regular jobs to gain hands-on experience in every aspect of CN’s operations.

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CN continues to emphasize the right leadership behaviours to support our goal: engaged, committed employees who give their best every day to help the company achieve sustained, long-term success.

Attracting the best and brightest to CN

Another important element of linking CN potential with human potential is recruiting new talent to the organization. This will continue to be a priority as many of our current people approach retirement age.

We have found that nothing attracts top people like success – more and more are seeking to join CN, eager to take part in building the brightest future in railroading and transportation. There’s reason for optimism that our recruitment efforts will be successful: We received more than 50,000 online applications to work at CN, across all trades in Canada and the United States, in 2008 alone.

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A pipeline of CN growth initiatives

CN is strongly positioned to benefit from long-term global demand for North American natural resources – we have the assets and the agility to deliver transportation value in a market environment of continuous, often rapid change.

It always starts with customers. What do they need? What are the opportunities in the marketplace, and how can we apply CN strengths to help them benefit? We are always exploring new ways to partner with customers, leveraging CN’s unique franchise, precision business model and culture of performance to drive mutual, profitable growth.

Developing bulk opportunities

In 2008, we continued to execute structural growth strategies to benefit from demand for bulk commodities such as potash, petroleum coke and sulphur from Canada, and coal from the United States. Here are a few examples:

Canadian potash is a strong emerging opportunity. Canada has 60 per cent of the world’s potash reserves, and global demand for fertilizer will continue for years to come. A strong franchise and long-term

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The state-of-the-art intermodal facility at British Columbia’s Prince Rupert – served exclusively by CN – offers a highly competitive option for international shippers.

investments in bulk transfer facilities in Western Canada position CN very well as a transportation partner to move potash efficiently for export through new and existing terminals on Canada’s West Coast.

In northern Alberta’s oil sands, CN continues to bring value to customers. We’re moving condensate to aid transportation via pipeline of unrefined petroleum (called bitumen) and byproducts such as petroleum coke and sulphur to Prince Rupert for export – CN is nimble enough to adapt to changing short-term needs and well positioned for what remains an important long-term opportunity.

Working with customers in the Illinois coal basin, CN invested in infrastructure to support increased production – in 2008 that strategy continued to gain momentum, with CN trains moving steadily growing volumes of coal to destinations within North America and to the Gulf Coast for export.

Continued success in non-rail transportation services

CN WorldWide North America and CN WorldWide International continue to develop and offer non-rail services that fit their capabilities, represent a profitable opportunity and create potential to drive traffic to the CN rail network.Truck pick-up and delivery, warehouses, transload/reload facilities, terminal operations, international freight forwarding – these are all viable ways to control a greater proportion of the shipment in order to offer streamlined, lower-cost service.

One such growth opportunity is retail intermodal in the United States. CN has for many years offered truck pick-up and delivery services direct to the customer in Canada using a fleet of independent truck owner/operators. CN WorldWide North America now is rolling out this concept in the United States, and customer response has been positive.

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CN sponsors and participates in numerous community education programs across North America every year to promote safe behaviours. Community investment programs like the CN Miracle Match, which helped raise more than $1 million for children’s hospitals in 2008, are another way CN works to make a difference.

Operating responsibly:
leveraging the benefits of rail

Safety: a top CN priority

The health and well-being of our employees and of the citizens in our communities is a top priority at CN. Our chief safety officer oversees comprehensive training, coaching, motivation and awareness initiatives with a strong focus on compliance to promote a culture of safety within the organization.

Industry-leading investment in infrastructure integrity, active participation in community education programs like All Aboard for Safety, Safe Crossing Week and Rail Safety Week, and longtime membership in Responsible Care®, a chemical industry performance improvement program, are just some of the examples of our ongoing commitment to making CN the safest railroad in North America.

Investing to improve fuel efficiency and emissions

Trains emit greenhouse gases at levels six times lower than heavy trucks, and it takes 10 times more fuel to transport a tonne of freight by heavy truck than by train.

CN is continuously investing to improve fuel efficiency and reduce emissions. In addition to ongoing improvements in rail yard practices and rail technologies, we have purchased 145 new locomotives since 2005 that produce 40 per cent less nitrogen oxides and consume up to 15–20 per cent less fuel than older models. In December 2008, we announced plans to purchase 40 additional, even more efficient, locomotives.

Contributing to stronger communities

At CN, we have long been active in our community, doing our part through charitable contributions and support of education and employee programs. With the CN Stronger Communities Fund, CN Miracle Match (which raises funds for children’s hospitals) and the CN Railroaders in the Community employee volunteerism program, CN continues to make a difference, every day.

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Glossary of terms

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class I railroad – As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2006 was $346.8 million.

Gross ton miles – The number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Operating ratio – The ratio of operating expenses to operating revenues.

Revenue ton mile – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

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Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company

28	Selected Railroad Statistics
29	Management’s Discussion and Analysis
60	Management’s Report on Internal Control over Financial Reporting
60	Report of Independent Registered Public Accounting Firm
61	Report of Independent Registered Public Accounting Firm
62	Consolidated Statement of Income
63	Consolidated Statement of Comprehensive Income
64	Consolidated Balance Sheet
65	Consolidated Statement of Changes in Shareholders’ Equity
66	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

67	1	Summary of significant accounting policies
69	2	Accounting changes
70	3	Acquisitions
70	4	Accounts receivable
71	5	Properties
72	6	Intangible and other assets
72	7	Accounts payable and other
72	8	Other liabilities and deferred credits
73	9	Long-term debt
74	10	Capital stock
75	11	Stock plans
78	12	Pensions and other postretirement benefits
81	13	Other income
81	14	Income taxes
82	15	Segmented information
83	16	Earnings per share
83	17	Major commitments and contingencies
86	18	Financial instruments
88	19	Accumulated other comprehensive loss
88	20	Comparative figures

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Selected Railroad Statistics (1)

Year ended December 31,	2008	2007	2006

Statistical operating data
Rail freight revenues ($ millions)	7,641	7,186	7,254
Gross ton miles (GTM) (millions)	339,854	347,898	352,972
Revenue ton miles (RTM) (millions)	177,951	184,148	185,610
Carloads (thousands)	4,615	4,744	4,824
Route miles (includes Canada and the U.S.)	20,961	20,421	20,264
Employees (end of year)	22,227	22,696	22,250
Employees (average for the year)	22,695	22,389	22,092

Productivity
Operating ratio (%)	65.9	63.6	61.8
Rail freight revenue per RTM (cents)	4.29	3.90	3.91
Rail freight revenue per carload ($)	1,656	1,515	1,504
Operating expenses per GTM (cents)	1.64	1.44	1.39
Labor and fringe benefits expense per GTM (cents)	0.49	0.49	0.52
GTMs per average number of employees (thousands)	14,975	15,539	15,977
Diesel fuel consumed (U.S. gallons in millions)	380	392	401
Average fuel price ($/U.S. gallon) (2)	3.39	2.40	2.13
GTMs per U.S. gallon of fuel consumed	894	887	880

Safety indicators
Injury frequency rate per 200,000 person hours (3)	1.8	1.9	2.1
Accident rate per million train miles (3)	2.6	2.7	2.4

(1)	Includes data relating to companies acquired as of the date of acquisition.

(2)	Includes the impact of the Company’s fuel hedging program that expired in September 2006.

(3)
Based on Federal Railroad Administration (FRA) reporting criteria. For 2006, the Injury frequency rate per 200,000 person hours and the Accident rate per million train miles, prepared on a proforma basis to include the acquisitions of Mackenzie Northern Railway and Savage Alberta Railway, Inc., as of January 1, 2006, would have been 2.1 and 2.5, respectively, for the year ended December 31, 2006.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

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Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.” Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2008 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 21,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2008, no individual commodity group accounted for more than 19% of revenues. From a geographic standpoint, 19% of revenues came from United States (U.S.) domestic traffic, 31% from transborder traffic, 24% from Canadian domestic traffic and 26% from overseas traffic. The Company is the originating carrier for approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

See Note 15 – Segmented information, to the Company’s 2008 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is to create value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.

CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people. “Precision railroading” is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return.

Although several industries, including transportation, have been impacted by the global financial crisis, the basic driver of the business remains intact – demand for reliable, efficient, and cost effective transportation. The Company’s focus during these volatile times is to continue to pursue its long-term business plan, maintain a high level of service to customers, operate safely and efficiently, and meet short- and long-term financial commitments.

The current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in a recession, and to the global economy, which is significantly slowing down. A number of the Company’s commodity groups have been negatively affected by the current economic conditions, including forest products, automotive, commodities within the petroleum and chemicals and metals and minerals commodity groups, and intermodal. As such, the Company is making necessary changes to reflect the reduced volumes by redeploying assets and reducing costs.

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Management’s Discussion and Analysis

To meet its long-term business plan objectives, the Company continues to focus on top-line growth by maintaining its pricing strategy and focusing on opportunities that extend beyond the business-cycle. The Company sees growth opportunities through market share gains versus truck, commodities related to oil and gas development in western Canada, the Prince Rupert Intermodal Terminal, opportunities in the bulk sector, such as Illinois basin coal, and expansion of non-rail services. The Company considers that such growth opportunities are less affected by the current situation in the North American and global economies.

To operate efficiently and safely while maintaining a high level of customer service, the Company will continue to leverage its unique North American franchise consisting of its rail network, unique network of ports and efficient international trade gateways and non-rail service offerings, and superior business model. The Company plans to continue to invest in capital programs to maintain a safe railway, expand its non- rail service offerings, and pursue strategic initiatives to expand its franchise. The Company continuously seeks productivity initiatives to reduce costs and leverage its assets and has initiated a thorough review of all discretionary costs as well as imposing certain immediate cost-reducing measures. Opportunities to improve productivity extend across all functions in the organization. Train productivity is being improved through the use of locomotives equipped with “distributed power,” which allows the Company to run longer, heavier trains, including in cold weather conditions, while improving train handling, reducing train separations and ensuring the overall safety of operations. This initiative, combined with CN’s investments in longer sidings, can offer train-mile savings, allow for long-train operations and, reduce wear on rail and wheels. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is continuously working to increase the productivity of its field forces, through better use of traffic information and the optimization of work scheduling, and as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, as well as costs for legal claims and health care.

CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably. In 2009, CN plans to invest approximately $1.5 billion on capital programs, of which close to $1 billion is targeted towards track infrastructure to continue to operate a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials and bridge improvements, as well as rail-line improvements of the Elgin, Joliet & Eastern Railway Company (EJ&E) (see the Acquisitions section of this MD&A). This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal and additional enhancements to the track infrastructure in western Canada. CN’s equipment spending, targeted to reach approximately $200 million in 2009, is intended to improve the quality of the fleet to meet customer requirements. This amount includes the acquisition of new fuel-efficient locomotives, as well as improvements to the existing fleet. CN also expects to spend more than $300 million on facilities to grow the business, including transloads and distribution centers; on information technology to improve service and operating efficiency; and on other projects to increase productivity.

The Company, on an ongoing basis, also invests in various strategic initiatives to expand the scope of its business. A key initiative is the recent acquisition of the EJ&E lines, which will drive new efficiencies and operating improvements on CN’s network as a result of streamlined rail operations and reduced congestion. Other initiatives include the acquisition of short-lines in Quebec and Alberta; the development of CN WorldWide International, the Company’s international freight-forwarding subsidiary; and the formation of CN WorldWide North America, to manage and expand the scope and scale of the Company’s existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America.

To meet short- and long-term financial commitments, the Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing. The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its accounts receivable securitization program and its commercial paper program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and strategic initiatives, while keeping in mind its long-term contractual obligations and returning value to its shareholders.

U.S. GAAP	Canadian National Railway Company	30

Management’s Discussion and Analysis

The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and in the size of its capital programs. Comprehensive plans are in place to address safety, security, employee well-being and environmental management. CN’s Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan, which is fully supported by senior management, is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, and engages employees at all levels of the organization.

Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.

CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Financial outlook

During the year, the Company issued and updated its financial outlook. The 2008 actual results are in line with the latest financial outlook as disclosed by the Company.

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2008	2007	2006
Financial results
Revenues	$8,482	$7,897	$7,929
Operating income	$2,894	$2,876	$3,030
Net income (a)(b)(c)	$1,895	$2,158	$2,087
Operating ratio	65.9%	63.6%	61.8%
Basic earnings per share (a)(b)(c)	$3.99	$4.31	$3.97
Diluted earnings per share (a)(b)(c)	$3.95	$4.25	$3.91
Dividend declared per share	$0.92	$0.84	$0.65
Financial position
Total assets	$26,720	$23,460	$24,004
Total long-term financial liabilities	$14,269	$11,693	$12,066
Statistical operating data and productivity measures (d)
Employees (average for the year)	22,695	22,389	22,092
Gross ton miles (GTM) per average number of employees (thousands)	14,975	15,539	15,977
GTMs per U.S. gallon of fuel consumed	894	887	880

(a)
The 2008 figures include a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million resulted from the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.

(b)
The 2007 figures include a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada and the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million, or $41 million after-tax ($0.08 per basic or diluted share).

(c)
The 2006 figures include a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

(d)	Based on estimated data available at such time and subject to change as more complete information becomes available.

U.S. GAAP	Canadian National Railway Company	31

Management’s Discussion and Analysis

Financial results

2008 compared to 2007

In 2008, net income was $1,895 million, a decrease of $263 million, when compared to 2007, with diluted earnings per share decreasing 7% to $3.95.

Revenues for the year ended December 31, 2008 increased by $585 million, or 7%, to $8,482 million, mainly due to freight rate increases and higher volumes in specific commodity groups, particularly metals and minerals, intermodal and coal, which also reflect the negative impact of the United Transportation Union (UTU) strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles. In the first nine months of the year, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. In addition, the Federal Court of Appeal’s confirmation of the Canadian Transportation Agency’s (the Agency) decision (hereinafter referred to as the Agency Decision) to retroactively reduce rail revenue entitlement for grain transportation, as well as the Agency’s determination that CN exceeded the revenue cap for the 2007–08 crop year, reduced grain revenues by $26 million in the fourth quarter. Associated penalties of $4 million increased Casualty and other expense.

For the year ended December 31, 2008, operating expenses increased by $567 million, or 11%, to $5,588 million, mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses. These factors were partly offset by lower labor and fringe benefits expense. In the first nine months of the year, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. The first quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.

The operating ratio, defined as operating expenses as a percentage of revenues, was 65.9% in 2008, compared to 63.6% in 2007, a 2.3-point increase.

The Company’s results of operations in 2008 were affected by significant weakness in certain markets due to the current economic environment and severe weather conditions in the first quarter. In 2007, in addition to weather conditions and operational challenges in the first half of the year, the Company was also affected by a first-quarter strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share). Included in the 2008 figures was a deferred income tax recovery of $117 million ($0.24 per basic or diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million was due to the enactment of corporate income tax rate changes in Canada; and $11 million was due to net capital losses arising from the reorganization of a subsidiary. Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the Central Station Complex (CSC) of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in English Welsh and Scottish Railway (EWS) of $41 million after-tax ($0.08 per basic or diluted share).

Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in a reduction of approximately $10 million ($0.02 per basic or diluted share) to net income in 2008.

U.S. GAAP	Canadian National Railway Company	32

Management’s Discussion and Analysis

Revenues

In millions, unless otherwise indicated Year ended December 31,	2008	2007	% Change
Rail freight revenues	$7,641	$7,186	6%
Other revenues	841	711	18%
Total revenues	$8,482	$7,897	7%
Rail freight revenues:
Petroleum and chemicals	$1,346	$1,226	10%
Metals and minerals	950	826	15%
Forest products	1,436	1,552	(7%	)
Coal	478	385	24%
Grain and fertilizers	1,382	1,311	5%
Intermodal	1,580	1,382	14%
Automotive	469	504	(7%	)
Total rail freight revenues	$7,641	$7,186	6%
Revenue ton miles (RTM) (millions)	177,951	184,148	(3%	)
Rail freight revenue/RTM (cents)	4.29	3.90	10%
Carloads (thousands)	4,615	4,744	(3%	)
Rail freight revenue/carload (dollars)	1,656	1,515	9%

Revenues for the year ended December 31, 2008 totaled $8,482 million compared to $7,897 million in 2007. The increase of $585 million was mainly due to freight rate increases of approximately $780 million, of which approximately half was related to a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices and higher volumes in specific commodity groups, particularly metals and minerals, intermodal and coal, which also reflect the negative impact of the UTU strike on first-quarter 2007 volumes. These gains were partly offset by lower volumes due to weakness in specific markets, particularly forest products and automotive, the impact of harsh weather conditions experienced in Canada and the U.S. Midwest during the first quarter of 2008, and reduced grain volumes as a result of depleted stockpiles. In the first nine months of the year, the Company experienced a $245 million negative translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. This offsetting effect was experienced in all revenue commodity groups, although not explicitly stated in the discussions that follow. In addition, the Agency Decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the Agency’s determination that the Company exceeded the revenue cap for the 2007–08 crop year, reduced grain revenues by $26 million in the fourth quarter.

In 2008, revenue ton miles (RTM), measuring the relative weight and distance of rail freight transported by the Company, declined 3% relative to 2007. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 10% when compared to 2007, mainly due to freight rate increases, including a higher fuel surcharge.

Petroleum and chemicals

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,346	$1,226	10%
RTMs (millions)	32,346	32,761	(1%)
Revenue/RTM (cents)	4.16	3.74	11%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum products and liquefied petroleum gas (LPG) products. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas feedstock and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2008, revenues for this commodity group increased by $120 million, or 10%, when compared to 2007. The increase was mainly due to freight rate increases, strong condensate shipments into western Canada, shifts in the petroleum products markets in western Canada, and increased volumes due to the growing market for alternative fuels. These gains were partly offset by reduced plastic pellet shipments, and the impact of declining chemical markets. Revenue per revenue ton mile increased by 11% in 2008, mainly due to freight rate increases that were partially offset by an increase in the average length of haul.

U.S. GAAP	Canadian National Railway Company	33

Management’s Discussion and Analysis

Metals and minerals

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$950	$826	15%
RTMs (millions)	17,953	16,719	7%
Revenue/RTM (cents)	5.29	4.94	7%

The metals and minerals commodity group consists primarily of nonferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides unique rail access to aluminum, mining, steel and iron ore producing regions, which are among the most important in North America. This access, coupled with the Company’s transload and port facilities, has made CN a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Mining, oil and gas development and non-residential construction are the key drivers for metals and minerals. For the year ended December 31, 2008, revenues for this commodity group increased by $124 million, or 15%, when compared to 2007. The increase was mainly due to freight rate increases, strength in commodities related to oil and gas development, empty movements of private railcars, and strong demand for flat rolled products in the first nine months of the year. Partly offsetting these gains were the impact of fourth-quarter weakness in the steel industry, which reduced shipments of iron ore, flat rolled products, and scrap iron; and reduced shipments of non-ferrous ore. Revenue per revenue ton mile increased by 7% in 2008, mainly due to freight rate increases that were partly offset by an increase in the average length of haul.

Forest products

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,436	$1,552	(7%)
RTMs (millions)	33,847	39,808	(15%)
Revenue/RTM (cents)	4.24	3.90	9%

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper and wood chips. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper in North American and offshore markets; and for lumber and panels, housing starts and renovation activities in the United States. For the year ended December 31, 2008, revenues for this commodity group decreased by $116 million, or 7%, when compared to 2007. The decrease was mainly due to reduced lumber and panel shipments, which were affected by the decline in U.S. housing starts that resulted in mill closures and production curtailments, and reduced volumes of pulp and paper products. These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 9% in 2008, mainly due to freight rate increases and a positive change in traffic mix.

U.S. GAAP	Canadian National Railway Company	34

Management’s Discussion and Analysis

Coal

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$478	$385	24%
RTMs (millions)	14,886	13,776	8%
Revenue/RTM (cents)	3.21	2.79	15%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada; while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported via terminals on the west coast of Canada to steel producers. For the year ended December 31, 2008, revenues for this commodity group increased by $93 million, or 24%, when compared to 2007. The increase was mainly due to freight rate increases, increased shipments of U.S. coal due to the startup of a new mine operation, strong volumes of coal received from western U.S. mines to destinations on CN lines and increased supply of petroleum coke from Alberta. These gains were partly offset by production issues experienced by Canadian and U.S. mines. Revenue per revenue ton mile increased by 15% in 2008, largely due to freight rate increases and a positive change in traffic mix.

Grain and fertilizers

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,382	$1,311	5%
RTMs (millions)	42,507	45,359	(6%)
Revenue/RTM (cents)	3.25	2.89	12%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains (including feed barley, feed wheat, and corn), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2008, revenues for this commodity group increased by $71 million, or 5%, when compared to 2007. The increase was mainly due to freight rate increases, higher ethanol shipments, stronger export volumes of Canadian canola and additional shipments of soybeans via the southern U.S. These gains were partly offset by reduced wheat volumes as a result of depleted stockpiles and reduced corn shipments. In addition, the negative impact of the Agency Decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the Agency’s determination that the Company exceeded the revenue cap for the 2007–08 crop year, reduced revenues by $26 million in the fourth quarter. Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases.

U.S. GAAP	Canadian National Railway Company	35

Management’s Discussion and Analysis

Intermodal

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$1,580	$1,382	14%
RTMs (millions)	33,822	32,607	4%
Revenue/RTM (cents)	4.67	4.24	10%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2008, revenues for this commodity group increased by $198 million, or 14%, when compared to 2007. The increase was mainly due to freight rate increases, higher volumes through the Port of Prince Rupert, which opened its intermodal terminal in late 2007 and higher Canadian retail and U.S. transborder traffic due to market share gains. These gains were partly offset by lower volumes both through the Port of Halifax as various customers rationalized their services and consumer demand weakened, and through the Port of Vancouver in the fourth quarter due to weak consumer demand. Revenue per revenue ton mile increased by 10% in 2008, mainly due to freight rate increases.

Automotive

Year ended December 31,	2008	2007	% Change
Revenues (millions)	$469	$504	(7%)
RTMs (millions)	2,590	3,118	(17%)
Revenue/RTM (cents)	18.11	16.16	12%

The automotive commodity group moves both finished vehicles and parts throughout North America, providing rail access to all vehicle assembly plants in Canada; eight assembly plants in Michigan; and one in Mississippi. The Company also serves more than 20 vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. CN’s broad coverage enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2008, revenues for this commodity group decreased by $35 million, or 7%, when compared to 2007. The decrease was mainly due to reduced volumes of domestic finished vehicle and parts traffic resulting from customer production curtailments and a second-quarter strike at a major customer’s parts supplier. These factors were partly offset by freight rate increases. Revenue per revenue ton mile increased by 12% in 2008, largely due to freight rate increases that were partly offset by an increase in the average length of haul.

Other revenues

Other revenues include revenues from non-rail transportation services, interswitching, and maritime operations. In 2008, other revenues increased by $130 million, or 18%, when compared to 2007, mainly due to an increase in non-rail transportation services attributable to CN WorldWide activities and higher optional service revenues. These gains were partly offset by lower commuter and interswitching revenues.

U.S. GAAP	Canadian National Railway Company	36

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $5,588 million in 2008 compared to $5,021 million in 2007. The increase of $567 million, or 11%, in 2008 was mainly due to higher fuel costs, increases in purchased services and material and in casualty and other expenses. These factors were partly offset by lower labor and fringe benefits expense. In the first nine months of the year, the Company experienced a $145 million positive translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses that was almost entirely offset in the fourth quarter as a result of the weakened Canadian dollar. This offsetting effect was experienced in all expense categories, although not explicitly stated in the discussions that follow. The first quarter 2007 UTU strike did not have a significant impact on total operating expenses for the year 2007.

					Percentage of revenues
In millions	Year ended December 31,	2008	2007	% Change	2008	2007
Labor and fringe benefits		$1,674	$1,701	2%	19.7%	21.5%
Purchased services and material		1,137	1,045	(9%)	13.4%	13.2%
Fuel		1,403	1,026	(37%)	16.5%	13.0%
Depreciation and amortization		725	677	(7%)	8.6%	8.6%
Equipment rents		262	247	(6%)	3.1%	3.1%
Casualty and other		387	325	(19%)	4.6%	4.2%
Total operating expenses		$5,588	$5,021	(11%)	65.9%	63.6%

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, and pensions and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. Labor and fringe benefits expense decreased by $27 million, or 2%, in 2008 as compared to 2007. The decrease was mainly due to a reduction in net periodic benefit cost for pensions and lower stock-based compensation expense. Partly offsetting these factors were increases in annual wages and benefit expenses and higher workforce levels in the first half of 2008.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $92 million, or 9%, in 2008 as compared to 2007. The increase was mainly due to higher costs for third-party non-rail transportation services, higher repairs and maintenance expenses, as well as other costs incurred as a result of the harsh weather conditions experienced in the first quarter of 2008. Partly offsetting these factors was income from the increased sale of scrap metal.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $377 million, or 37%, in 2008 as compared to 2007. The increase was primarily due to an increase in the average price per U.S. gallon of fuel when compared to 2007, which was partly offset by a decrease in freight volumes.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations. These expenses increased by $48 million, or 7%, in 2008 as compared to 2007. The increase was mainly due to the impact of net capital additions and the adoption of new depreciation rates for various asset classes (see the Critical accounting policies section of this MD&A).

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses increased by $15 million, or 6%, in 2008 as compared to 2007. The increase was primarily due to lower car hire income as a result of fewer cars offline as well as higher car hire expense resulting mainly from a slowdown in online velocity caused by the harsh weather conditions experienced in the first quarter of 2008 and from new intermodal equipment for the Prince Rupert terminal. These factors were partly offset by lower lease expense.

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel expenses. These expenses increased by $62 million, or 19%, in 2008 as compared to 2007. The increase was mainly due to a lower reduction to the liability for U.S. personal injury claims in 2008 as compared to 2007 pursuant to actuarial valuations, higher bad debt expense, as well as increases in the environmental provision and municipal and property taxes. Partly offsetting these factors was the impact of lower legal settlements when compared to 2007.

U.S. GAAP	Canadian National Railway Company	37

Management’s Discussion and Analysis

Other

Interest expense: Interest expense increased by $39 million, or 12%, for the year ended December 31, 2008 when compared to 2007, mainly due to the impact of a higher average debt balance. The positive translation impact of the stronger Canadian dollar experienced in the first nine months of the year was almost entirely offset in the fourth quarter due to the weakened Canadian dollar.

Other income: In 2008, the Company recorded Other income of $26 million compared to $166 million in 2007. The decrease of $140 million was mainly due to gains on the sale of the CSC and the investment in EWS recorded in 2007, and foreign exchange losses in 2008 as compared to gains in 2007. These factors were partly offset by interest income received on a court settlement, lower fees related to the accounts receivable securitization program and higher income from other business activities.

Income tax expense: The Company recorded income tax expense of $650 million for the year ended December 31, 2008 compared to $548 million in 2007. Included in 2008 and 2007 were deferred income tax recoveries of $117 million and $328 million, respectively. Of the 2008 amount, $42 million, recorded in the fourth quarter and $41 million, recorded in the third quarter, resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years; $23 million, recorded in the second quarter, was due to the enactment of lower provincial corporate income tax rates; and $11 million, recorded in the first quarter, resulted from net capital losses arising from the reorganization of a subsidiary. Of the 2007 amount, $284 million, recorded in the fourth quarter and $30 million, recorded in the second quarter, were due to the enactment of corporate income tax rate changes in Canada; and $14 million, recorded in the third quarter, resulted from net capital losses arising from the reorganization of certain subsidiaries. The effective tax rate for 2008 was 25.5% compared to 20.3% in 2007. Excluding the deferred income tax recoveries, the effective tax rates for 2008 and 2007 were 30.1% and 32.4%, respectively. The decrease was mainly due to a reduction in corporate income tax rates.

2007 compared to 2006

In 2007, net income increased by $71 million, or 3%, to $2,158 million, when compared to 2006, with diluted earnings per share rising 9%, to $4.25. Included in the 2007 figures was a deferred income tax recovery of $328 million ($0.66 per basic share or $0.64 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, and the gains on sale of the CSC of $64 million after-tax ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million after-tax ($0.08 per basic or diluted share). Included in the 2006 figures was a deferred income tax recovery of $277 million ($0.53 per basic share or $0.51 per diluted share), resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006. The decrease of $32 million, relatively flat on a percentage basis, was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues, weakness in specific markets, particularly forest products, and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors was the impact of net freight rate increases, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

Operating expenses increased by $122 million, or 2%, to $5,021 million, mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and decreased labor and fringe benefits.

The operating ratio was 63.6% in 2007 compared to 61.8% in 2006, a 1.8-point increase.

In addition to the weather conditions and operational challenges in the first half of 2007, the Company’s results included the impact of a first-quarter strike by 2,800 members of the UTU in Canada for which the Company estimated the negative impact on first-quarter operating income and net income to be approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share).

Foreign exchange fluctuations have also had an impact on the comparability of the results of operations. In 2007, the strengthening of the Canadian dollar relative to the U.S. dollar, which affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $35 million.

Revenues

In millions, unless
otherwise indicated	Year ended December 31,	2007	2006	% Change
Rail freight revenues		$7,186	$7,254	(1%)
Other revenues		711	675	5%
Total revenues		$7,897	$7,929	–
Rail freight revenues:
Petroleum and chemicals		$1,226	$1,171	5%
Metals and minerals		826	835	(1%)
Forest products		1,552	1,747	(11%)
Coal		385	370	4%
Grain and fertilizers		1,311	1,258	4%
Intermodal		1,382	1,394	(1%)
Automotive		504	479	5%
Total rail freight revenues		$7,186	$7,254	(1%)
Revenue ton miles (RTM) (millions)		184,148	185,610	(1%)
Rail freight revenue/RTM (cents)		3.90	3.91	-
Carloads (thousands)		4,744	4,824	(2%)
Rail freight revenue/carload (dollars)		1,515	1,504	1%

U.S. GAAP	Canadian National Railway Company	38

Management’s Discussion and Analysis

Revenues for the year ended December 31, 2007 totaled $7,897 million compared to $7,929 million in 2006. The decrease of $32 million was mainly due to the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of approximately $220 million; weakness in specific markets, particularly forest products; and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors was the impact of net freight rate increases of approximately $170 million, which includes lower fuel surcharge revenues as a result of applicable fuel prices, and an overall improvement in traffic mix.

In 2007, revenue ton miles, declined 1% relative to 2006. Rail freight revenue per revenue ton mile was flat compared to 2006, partly due to net freight rate increases that were offset by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$1,226	$1,171	5%
RTMs (millions)	32,761	31,868	3%
Revenue/RTM (cents)	3.74	3.67	2%

For the year ended December 31, 2007, revenues for this commodity group increased by $55 million, or 5%, from 2006. The increase in this commodity group was mainly due to net freight rate increases; the continued growth of condensate movements, both from the west coast of Canada and the U.S.; and increased volumes in petroleum products, driven by higher shipments of diesel and heavy fuel oils in Canada and alternative fuels in the U.S. These gains were partly offset by the translation impact of the stronger Canadian dollar; areas of market weakness for plastic feedstocks, driven largely by a customer plant closure, and for PVC plastics and chemicals; and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Revenue per revenue ton mile increased by 2% in 2007, mainly due to net freight rate increases and an improvement in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$826	$835	(1%)
RTMs (millions)	16,719	17,467	(4%)
Revenue/RTM (cents)	4.94	4.78	3%

For the year ended December 31, 2007, revenues for this commodity group decreased by $9 million, or 1%, from 2006. The decrease in this commodity group was mainly due to the translation impact of the stronger Canadian dollar and softer demand for construction materials, primarily caused by fewer shipments of cement and roofing material. Partly offsetting these factors were net freight rate increases, strong shipments of steel slabs and plates, and increased volumes of machinery and dimensional loads. Revenue per revenue ton mile increased by 3% in 2007, mainly due to net freight rate increases and a reduction in the average length of haul, largely caused by the recovery of short-haul iron ore volumes. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Forest products

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$1,552	$1,747	(11%)
RTMs (millions)	39,808	42,488	(6%)
Revenue/RTM (cents)	3.90	4.11	(5%)

For the year ended December 31, 2007, revenues for this commodity group decreased by $195 million, or 11%, from 2006. The decrease in 2007 was mainly due to weak market conditions, the translation impact of the stronger Canadian dollar and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors were improvements in traffic mix as a result of extended routings and net freight rate increases. Revenue per revenue ton mile decreased by 5% in 2007, mainly due to an increase in the average length of haul and the translation impact of the stronger Canadian dollar, which were partly offset by net freight rate increases.

Coal

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$385	$370	4%
RTMs (millions)	13,776	13,727	–
Revenue/RTM (cents)	2.79	2.70	3%

For the year ended December 31, 2007, revenues for this commodity group increased by $15 million, or 4%, from 2006. The improvement in this commodity group was mainly due to increased shipments of metallurgical coal in western Canada, largely driven by a new mine start-up, positive changes in traffic mix and net freight rate increases. Partly offsetting these gains were reduced shipments of imported metallurgical coke to the U.S., the cessation by the Company of certain short-haul U.S. coal shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007. The revenue per revenue ton mile increase of 3% in 2007 was mainly due to a positive change in traffic mix and net freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$1,311	$1,258	4%
RTMs (millions)	45,359	44,096	3%
Revenue/RTM (cents)	2.89	2.85	1%

For the year ended December 31, 2007, revenues for this commodity group increased by $53 million, or 4%, from 2006. The improvement in this commodity group was mainly due to net freight rate increases and increased volumes, particularly of potash into the U.S., ethanol and Canadian grain exports. These gains were partly offset by the translation impact of the stronger Canadian dollar, lower U.S. corn shipments and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Revenue per revenue ton mile increased by 1% in 2007, largely due to net freight rate increases and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	39

Management’s Discussion and Analysis

Intermodal

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$1,382	$1,394	(1%)
RTMs (millions)	32,607	32,922	(1%)
Revenue/RTM (cents)	4.24	4.23	-

For the year ended December 31, 2007, revenues for this commodity group decreased by $12 million, or 1%, from 2006. The decrease in this commodity group was mainly due to the translation impact of the stronger Canadian dollar, reduced overseas traffic due to lower volumes through the ports of Halifax and Montreal and the impact of the UTU strike and adverse weather conditions in the first half of 2007. Partly offsetting these factors were net freight rate increases, an increase in volume through the Port of Vancouver and the opening of the Port of Prince Rupert in the fourth quarter. Revenue per revenue ton mile remained relatively flat in 2007, mainly due to net freight rate increases that were offset by the translation impact of the stronger Canadian dollar.

Automotive

Year ended December 31,	2007	2006	% Change
Revenues (millions)	$504	$479	5%
RTMs (millions)	3,118	3,042	2%
Revenue/RTM (cents)	16.16	15.75	3%

For the year ended December 31, 2007, revenues for this commodity group increased by $25 million, or 5%, from 2006. The improvement in this commodity group was mainly due to increased market share of finished vehicles coming out of the U.S. into western Canada, increases in finished vehicles entering North America through CN-served ports, the benefit of new facilities in Ontario and Michigan and net freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 3% in 2007, largely due to net freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

Other revenues

In 2007, Other revenues increased by $36 million, or 5%, when compared to 2006, mainly due to an increase in non-rail transportation services revenues and higher optional service revenues which were partly offset by the translation impact of the stronger Canadian dollar.

Operating expenses

Operating expenses amounted to $5,021 million in 2007 compared to $4,899 million in 2006. The increase of $122 million, or 2%, in 2007 was mainly due to increased fuel costs and equipment rents, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of approximately $135 million and decreased labor and fringe benefits. The first-quarter 2007 UTU strike did not have a significant impact on total operating expenses as lower labor and fringe benefits expense was mostly offset by increases in purchased services and other expenses.

					Percentage of revenues
In millions	Year ended December 31,	2007	2006	% Change	2007	2006
Labor and fringe benefits		$1,701	$1,823	7%	21.5%	23.0%
Purchased services and material		1,045	1,027	(2%)	13.2%	13.0%
Fuel		1,026	892	(15%)	13.0%	11.2%
Depreciation and amortization		677	650	(4%)	8.6%	8.2%
Equipment rents		247	198	(25%)	3.1%	2.5%
Casualty and other		325	309	(5%)	4.2%	3.9%
Total operating expenses		$5,021	$4,899	(2%)	63.6%	61.8%

Labor and fringe benefits: Labor and fringe benefits expense decreased by $122 million, or 7%, in 2007 as compared to 2006. The decrease was mainly due to lower annual employee incentive costs, the translation impact of the stronger Canadian dollar, a reduction in net periodic benefit cost for pensions, lower stock-based compensation expense and net savings due to the first-quarter UTU strike. Partly offsetting these factors were higher workforce levels, particularly in the second half of 2007, and annual wage increases.

Purchased services and material: Purchased services and material expense increased by $18 million, or 2%, in 2007 as compared to 2006. The increase was mainly due to higher costs for outsourced non-rail transportation services, higher repairs and maintenance expenses and higher costs as a result of the first-quarter UTU strike, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense increased by $134 million, or 15%, in 2007 as compared to 2006. The increase was mainly due to a 13% increase in the average price per U.S. gallon of fuel when compared to the 2006 average price, which included the benefits of the fuel hedging program that expired in September 2006. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, a decrease in freight volumes and improvements in fuel productivity.

U.S. GAAP	Canadian National Railway Company	40

Management’s Discussion and Analysis

Depreciation and amortization: Depreciation and amortization expense increased by $27 million, or 4%, in 2007 as compared to 2006. The increase was mainly due to the impact of net capital additions, which was partly offset by the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents expense increased by $49 million, or 25%, in 2007 as compared to 2006. The increase was mainly due to lower car hire income as a result of the reduction in traffic for forest products, shorter car cycles offline, increased car hire expense due to reduced velocity online related to the impact of the UTU strike and adverse weather conditions in western Canada in the first half of 2007. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Casualty and other: Casualty and other expense increased by $16 million, or 5%, in 2007 as compared to 2006. The increase was due primarily to increased accident costs as well as expenses incurred for the deployment of management employees as a result of the first-quarter UTU strike. Partly offsetting these factors was a lower expense for U.S. personal injury claims reflecting the results of the actuarial valuations in 2007.

Other

Interest expense: Interest expense increased by $24 million, or 8%, for the year ended December 31, 2007 as compared to 2006, mainly due to a higher average debt balance that was partly offset by the translation impact of the stronger Canadian dollar.

Other income: In 2007, the Company recorded Other income of $166 million compared to $11 million in 2006. The increase was mainly due to the gains on sale of $92 million for the CSC and $61 million for the investment in EWS.

Income tax expense: The Company recorded income tax expense of $548 million for the year ended December 31, 2007 compared to $642 million in 2006. Included in the 2007 income tax expense was a deferred income tax recovery of $328 million, resulting mainly from the enactment of corporate income tax rate changes in Canada. Included in the 2006 income tax expense was a deferred income tax recovery of $277 million, resulting primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. The effective tax rate for 2007 was 20.3% compared to 23.5% in 2006. Excluding the deferred income tax recoveries, the effective tax rates for 2007 and 2006 were 32.4% and 33.7%, respectively. The decrease in the effective tax rate, excluding the deferred income tax recoveries, was mainly due to lower corporate income tax rates in Canada.

Summary of fourth quarter 2008 compared to corresponding quarter in 2007 – unaudited

Fourth quarter 2008 net income decreased by $260 million, or 31%, to $573 million, when compared to the same period in 2007, with diluted earnings per share decreasing 28% to $1.21.

Revenues for the fourth quarter of 2008 increased by $259 million, or 13%, to $2,200 million, when compared to the same period in 2007. The increase was mainly due to the positive translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues of $230 million and freight rate increases, including a higher fuel surcharge resulting from year-over-year net increases in applicable fuel prices. These gains were partly offset by lower volumes in almost all commodity groups due to weak market conditions. In addition, the Agency Decision to retroactively reduce rail revenue entitlement for grain transportation, as well as the Agency’s determination that the Company exceeded the revenue cap for the 2007–08 crop year, reduced grain revenues by $26 million. Associated penalties of $4 million increased Casualty and other expense.

Operating expenses for the three months ended December 31, 2008 increased by $175 million, or 15%, to $1,380 million, due primarily to the negative translation impact of the weaker Canadian dollar on U.S. dollar-denominated expenses of approximately $145 million, and increased casualty and other and labor and fringe benefit expenses. These factors were partly offset by lower fuel costs as a result of a decrease in the average price per U.S. gallon of fuel during the fourth quarter.

The operating ratio was 62.7% in the fourth quarter of 2008 compared to 62.1% in the fourth quarter of 2007, a 0.6-point increase.

The Company’s results of operations in the fourth quarter of 2008 were affected by significant weakness in certain markets due to the current economic environment. Included in the 2008 figures was a deferred income tax recovery of $42 million ($0.09 per basic or diluted share), resulting from the resolution of various income tax matters and adjustments related to tax filings of prior years. The Company’s results of operations in the fourth quarter of 2007 included a deferred income tax recovery of $284 million ($0.58 per basic share or $0.57 per diluted share), resulting mainly from the enactment of corporate income tax rate changes in Canada, the gains on sale of the CSC of $64 million ($0.13 per basic or diluted share) and the Company’s investment in EWS of $41 million ($0.08 per basic or diluted share).

Foreign exchange fluctuations have also had an impact on the comparability of the fourth-quarter results of operations. The fluctuation of the Canadian dollar relative to the U.S. dollar, which affects the conversion of the Company’s U.S. dollar-denominated revenues and expenses, has resulted in an increase of approximately $45 million ($0.10 per basic or diluted share) to net income.

U.S. GAAP	Canadian National Railway Company	41

Management’s Discussion and Analysis

Summary of quarterly financial data – unaudited

In millions, except per share data
	2008 Quarters				2007 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$2,200	$2,257	$2,098	$1,927	$1,941	$2,023	$2,027	$1,906
Operating income	$820	$844	$707	$523	$736	$768	$811	$561
Net income	$573	$552	$459	$311	$833	$485	$516	$324
Basic earnings per share	$1.22	$1.17	$0.96	$0.64	$1.70	$0.97	$1.02	$0.64
Diluted earnings per share	$1.21	$1.16	$0.95	$0.64	$1.68	$0.96	$1.01	$0.63
Dividend declared per share	$0.23	$0.23	$0.23	$0.23	$0.21	$0.21	$0.21	$0.21

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the Business risks section of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives. The continued fluctuations in the Canadian dollar relative to the U.S. dollar have also affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

The Company’s quarterly results include items that impacted the quarter-over-quarter comparability of the results of operations as discussed below:

In millions, except per share data
	2008 Quarters				2007 Quarters
	Fourth	Third	Second	First	Fourth	Third	Second	First
Deferred income tax recoveries (a)	$42	$41	$23	$11	$284	$14	$30	$–
Gain on sale of CSC (after-tax) (b)	–	–	–	–	64	–	–	–
Gain on sale of investment in EWS (after-tax) (c)	–	–	–	–	41	–	–	–
UTU strike (after-tax) (d)	–	–	–	–	–	–	–	(35)
Impact on net income	$42	$41	$23	$11	$389	$14	$30	$(35)
Basic earnings per share	$0.09	$0.09	$0.05	$0.02	$0.79	$0.03	$0.06	$(0.07)
Diluted earnings per share	$0.09	$0.09	$0.05	$0.02	$0.78	$0.03	$0.06	$(0.07)

(a)
Deferred income tax recoveries resulted mainly from the enactment of corporate income tax rate changes in Canada and the resolution of various income tax matters and adjustments related to tax filings of prior years.

(b)	The Company sold its CSC in Montreal for proceeds of $355 million before transaction costs. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income.

(c)
The Company sold its 32% ownership interest in EWS for cash proceeds of $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax), which was recorded in Other income.

(d)	A strike by 2,800 members of the UTU impacted ifrst-quarter 2007 operating income and net income by approximately $50 million and $35 million, respectively.

Balance sheet

Assets

As at December 31, 2008 and 2007, the Company’s total assets were $26,720 million and $23,460 million, respectively, an increase of $3,260 million when compared to 2007.

Current assets increased by $708 million when compared to 2007, of which $543 million related to accounts receivable. The higher balance in accounts receivable was due to a decrease of $617 million in the accounts receivable sold under the securitization program and $102 million of foreign exchange translation gains on U.S. dollar-denominated accounts receivable, which were offset by $176 million related to an improved collection cycle.

In addition, Properties increased by $2,790 million when compared to 2007. The increase was due to $1,991 million in foreign exchange translation gains on U.S. dollar-denominated properties and $1,541 million related to property and capital lease additions. These increases were offset by $723 million of depreciation and other items netting to $19 million.

Intangible and other assets decreased by $238 million when compared to 2007. Of this amount, $246 million related to a decrease in the Company’s pension asset.

Total liabilities

As at December 31, 2008 and 2007, the Company’s combined short-term and long-term liabilities were $16,161 million and $13,283 million, respectively, an increase of $2,878 million when compared to 2007.

Current liabilities increased by $302 million when compared to 2007. Of this amount, $252 million related to an increase in the current portion of long-term debt.

Deferred income taxes increased by $603 million when compared to 2007. The increase was due to $265 million of deferred income tax expense, excluding recognized tax benefits, $620 million of foreign exchange translation losses on U.S. dollar-denominated deferred income taxes and $21 million for other items. These factors were offset by a deferred income tax recovery of $303 million recorded in Other comprehensive loss.

U.S. GAAP	Canadian National Railway Company	42

Management’s Discussion and Analysis

Total long-term debt, including the current portion, increased by $2,294 million when compared to 2007. The increase was due to issuances of Notes, capital leases and commercial paper totaling $4,558 million and $1,325 million of foreign exchange translation losses on U.S. dollar-denominated debt that were partly offset by repayments totaling $3,589 million.

Equity

As at December 31, 2008 and 2007, the Company’s equity was $10,559 million and $10,177 million, respectively, an increase of $382 million. Increases in equity included $1,895 million of net income for the current year and $68 million in issuances of common shares upon exercise of stock options and other. Decreases to equity included $1,021 million related to shares repurchased under the share buyback programs and $436 million of dividends paid. Accumulated other comprehensive loss also increased by $124 million.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations and is supplemented by borrowings in the money market and the capital market. To meet its short-term liquidity needs, the Company has a commercial paper program, which is backstopped by a portion of its U.S.$1 billion revolving credit facility, and an accounts receivable securitization program. Beginning in the latter part of the third quarter of 2008, unprecedented conditions in the financial markets led to unsettled conditions in the commercial paper and short-term lending markets. During these disruptions, the Company briefly lost access to the commercial paper market, and used its accounts receivable securitization program in lieu of new commercial paper borrowings to cover its short-term liquidity needs. If the Company were to lose access to its commercial paper program and its accounts receivable securitization program for an extended period, the Company intends to rely on its U.S.$1 billion revolving credit facility for its short-term liquidity needs. The Company’s access to long-term funds in the debt capital markets will depend on its credit rating and market conditions. While the global financial crisis has led to debt capital markets that are marked by high volatility, the Company believes that it has access to the long-term debt capital markets. However, if the Company were unable to borrow funds at acceptable rates in the debt capital markets, the Company could borrow under its revolving credit facility, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Operating activities: Cash provided from operating activities for the year ended December 31, 2008 was $2,031 million compared to $2,417 million in 2007. Net cash receipts from customers and other were $8,012 million for the year ended December 31, 2008, a decrease of $127 million when compared to 2007, mainly due to a decrease in the proceeds received under the Company’s accounts receivable securitization program that was partially offset by an increase in customer billings. Payments for employee services, suppliers and other expenses were $4,920 million for the year ended December 31, 2008, an increase of $597 million when compared to 2007, principally due to higher payments for fuel and third-party non-rail transportation services. Payments for income taxes in 2008 were $425 million, a decrease of $442 million when compared to 2007, mainly due to a final payment for Canadian income taxes that was made in the first quarter of 2007, in respect of the 2006 fiscal year. Also consuming cash in 2008 were payments for interest, workforce reductions and personal injury and other claims totaling $509 million, compared to $457 million in 2007. In 2008 and 2007, pension contributions were $127 million, of which $22 million related to the 2007 funding year; and $75 million, respectively. In 2009, payments for pension contributions are expected to be approximately $130 million and income tax payments are expected to be in the same range as in 2008.

At December 31, 2008 and 2007, the Company had working capital deficits of $234 million and $610 million, respectively. The change in working capital is explained in the Balance sheet section of this MD&A. A working capital deficit is common in the rail industry because it is capital-intensive, and does not indicate a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity including the commercial paper program, accounts receivable securitization program and revolving credit facility, to manage its day-to-day cash requirements and current obligations. There are currently no specific requirements relating to working capital other than in the normal course of business.

Investing activities: Cash used by investing activities for the year ended December 31, 2008 amounted to $1,400 million compared to $895 million in 2007. The Company’s investing activities in 2008 included property additions of $1,424 million, an increase of $37 million when compared to 2007, and $50 million for acquisitions (see the Acquisitions section of this MD&A). Included in investing activities in 2007 are the net proceeds of $465 million from the disposition of the CSC and the Company’s investment in EWS. The following table details property additions for the years ended December 31, 2008 and 2007:

In millions	Year ended December 31,	2008	2007
Track and roadway		$1,131	$1,069
Rolling stock		160	281
Buildings		57	172
Information technology		122	97
Other		71	69
Gross property additions		1,541	1,688
Less: capital leases (a)		117	301
Property additions		$1,424	$1,387

(a)
During 2008, the Company recorded $117 million in assets it acquired through equipment leases ($301 million in 2007, of which $211 million related to assets acquired through equipment leases and $90 million to the leaseback of the CSC), for which $121 million was recorded in debt.

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2009, the Company expects to invest approximately $1.5 billion for its capital programs.

U.S. GAAP	Canadian National Railway Company	43

Management’s Discussion and Analysis

Free cash flow

The Company generated $794 million of free cash flow for the year ended December 31, 2008 compared to $828 million in 2007. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends, calculated as follows:

In millions Year ended December 31,	2008	2007
Cash provided from operating activities	$2,031	$2,417
Cash used by investing activities	(1,400)	(895)
Cash provided before financing activities	631	1,522
Adjustments:
Change in accounts receivable securitization	568	(228)
Dividends paid	(436)	(418)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	31	(48)
Free cash flow	$794	$828

Financing activities: Cash used by financing activities for the year ended December 31, 2008 totaled $559 million compared to $1,343 million in 2007. In April 2008, the Company repaid its U.S.$150 million 6.63% Notes, which came to maturity, with cash on hand. In May 2008, the Company issued U.S.$325 million (Cdn$331 million) of 4.95% Notes due 2014 and U.S.$325 million (Cdn$331 million) of 5.55% Notes due 2018. The Company used the net proceeds of U.S.$643 million to repay a portion of its commercial paper outstanding and reduce its accounts receivable securitization program. In 2008 and 2007, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

Cash received from stock options exercised during 2008 and 2007 was $44 million and $61 million, respectively, and the related tax benefit realized upon exercise was $10 million and $16 million, respectively.

In 2008, the Company repurchased 19.4 million common shares for $1,021 million (weighted-average price of $52.70 per share) under its share repurchase programs: 6.1 million common shares for $331 million (weighted-average price of $54.42 per share) under its new 25.0 million share repurchase program and 13.3 million common shares for $690 million (weighted-average price of $51.91 per share) under its previous 33.0 million share repurchase program, which ended in the second quarter of 2008.

During 2008, the Company paid quarterly dividends of $0.23 per share amounting to $436 million, compared to $418 million, at the rate of $0.21 per share, for the same period in 2007.

Credit measures

Management believes that the adjusted debt-to-total capitalization ratio is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. However, since these measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

Adjusted debt-to-total capitalization ratio
December 31,	2008	2007
Debt-to-total capitalization ratio (a)	42.8%	35.6%
Add: Present value of operating lease commitments plus securitization financing (b)	2.4%	4.8%
Adjusted debt-to-total capitalization ratio	45.2%	40.4%

Adjusted debt-to-adjusted EBITDA
$ in millions, unless otherwise indicated Year ended December 31,	2008	2007
Debt	$7,911	$5,617
Add: Present value of operating lease commitments plus securitization financing (b)	787	1,287
Adjusted debt	8,698	6,904
Operating income	2,894	2,876
Add: Depreciation and amortization	725	677
EBITDA	3,619	3,553
Add: Deemed interest on operating leases	39	41
Adjusted EBITDA	$3,658	$3,594
Adjusted debt-to-adjusted EBITDA	2.38 times	1.92 times

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The Company has access to various financing arrangements:

Revolving credit facility

The Company has a U.S.$1 billion revolving credit facility, expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2008, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2007) and had letters of credit drawn of $181 million ($57 million as at December 31, 2007).

U.S. GAAP	Canadian National Railway Company	44

Management’s Discussion and Analysis

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million). The weighted-average interest rate on these borrowings was 2.42%. As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%.

Shelf prospectus and registration statement

The Company has U.S.$1.85 billion registered for offering under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2008:

In millions	Total	2009	2010	2011	2012	2013	2014 & thereafter
Long-term debt obligations (a)	$6,599	$367	$–	$1,112	$–	$486	$4,634
Interest on long-term debt obligations	6,665	377	361	357	315	304	4,951
Capital lease obligations (b)	1,837	207	158	199	96	145	1,032
Operating lease obligations (c)	876	166	134	112	87	65	312
Purchase obligations (d)	1,006	457	260	83	61	57	88
Other long-term liabilities reflected on the balance sheet (e)	813	73	62	51	45	43	539
Total obligations	$17,796	$1,647	$975	$1,914	$604	$1,100	$11,556

(a)
Presented net of unamortized discounts, of which $835 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $1,312 million which are included in “Capital lease obligations.”

(b)	Includes $1,312 million of minimum lease payments and $525 million of imputed interest at rates ranging from 2.1% to 7.9%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2009 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

Acquisitions

Acquisition of Elgin, Joliet and Eastern Railway Company (EJ&E) – Subsequent event

In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which the Company would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company would acquire substantially all of the railroad assets and equipment of the EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.

The Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on December 24, 2008. On January 31, 2009, the Company completed its acquisition of the EJ&E for a purchase price of U.S.$300 million, paid with cash on hand.

Over the next few years, the Company has committed to spend approximately U.S.$100 million for infrastructure improvements and over U.S.$60 million under a series of mitigation agreements with individual communities, as well as under a comprehensive voluntary mitigation program that addresses municipalities’ concerns raised during the regulatory approval process. Expenditures for additional STB-imposed mitigation are being currently evaluated by the Company.

U.S. GAAP	Canadian National Railway Company	45

Management’s Discussion and Analysis

The Company accounted for the acquisition using the purchase method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which became effective for acquisitions closing on or after January 1, 2009 (See the Recent accounting pronouncements section of this MD&A).

In 2008, the Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition includes:

(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;

(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;

(iii)	Ottawa Central Railway, a 123-mile short-line railway; and

(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

In 2007, the Company acquired the rail assets of Athabasca Northern Railway (ANY) for $25 million, with a planned investment of $135 million in rail line upgrades over a three-year period.

Acquisitions in 2008 and 2007 were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

Disposal of property and investment

Sale of investment in English Welsh and Scottish Railway (EWS)

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest. The Company accounted for its investment in EWS using the equity method. The Company’s share of the cash proceeds was $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income. An additional £18 million (Cdn$36 million) was placed in escrow at the time of sale, and will be recognized when defined contingencies are resolved. At December 31, 2008, £12 million (Cdn$22 million) remained in escrow.

Sale of Central Station Complex (CSC)

In November 2007, CN finalized an agreement with Homburg Invest Inc., to sell its CSC in Montreal for proceeds of $355 million before transaction costs. Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario, Canada in 1994 by a Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes. At December 31, 2008, the trust held interests in 16 pools of assets and had notes outstanding of $3.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. In 2008, proceeds from collections reinvested in the securitization program were approximately $3.3 billion. At December 31, 2008, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.

The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. Under the terms of the agreement, the Company may change the percentage of co-ownership interest sold at any time. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

U.S. GAAP	Canadian National Railway Company	46

Management’s Discussion and Analysis

At December 31, 2008, the Company had sold receivables that resulted in proceeds of $71 million under the accounts receivable securitization program ($588 million at December 31, 2007), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded at December 31, 2007). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans, to the Company’s Annual Consolidated Financial Statements. Compensation cost for awards under all stock-based compensation plans was $27 million, $62 million and $79 million for the years ended December 31, 2008, 2007 and 2006, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $7 million, $23 million and $22 million, respectively.

Financial instruments

The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2008, the Company did not have any derivative financial instruments outstanding.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the fuel hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains of $57 million, $39 million after-tax previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains. Total realized gains from the Company’s fuel hedging activities, which were recorded as a reduction of fuel expense, were $64 million for the year ended December 31, 2006. The Company did not recognize any material gains or losses in 2006 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

Interest rate

The Company is exposed to interest rate risk related to the funded status of its pension and postretirement plans and on a portion of its long-term debt and does not currently hold any derivative financial instruments to manage this risk. At December 31, 2008, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2007) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

Payments for income taxes

The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, payments in 2008 were $288 million ($724 million was paid in 2007 of which $367 million was paid in respect to the 2006 fiscal year). In the U.S., payments in 2008 were $137 million ($143 million in 2007). For the 2009 fiscal year, the Company’s payments are expected to be in the same range as in 2008.

See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Common stock

Share repurchase programs

On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

As at December 31, 2008, under this current share repurchase program, the Company repurchased 6.1 million common shares for $331 million, at a weighted-average price of $54.42 per share.

In June 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share. Of this amount, 13.3 million common shares were

U.S. GAAP	Canadian National Railway Company	47

Management’s Discussion and Analysis

repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share; and 17.7 million common shares were repurchased in 2007 for $897 million, at a weighted-average price of $50.70 per share.

Outstanding share data

As at February 5, 2009, the Company had 468.3 million common shares and 14.3 million stock options outstanding.

Recent accounting pronouncements

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 currently allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, and that goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs. The standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination. The standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply SFAS No. 141(R) on a prospective basis, beginning with its acquisition of the EJ&E in 2009. As at December 31, 2008, the Company had approximately $40 million of transaction costs recorded in Other current assets related to the acquisition of the EJ&E. Pursuant to the requirements of this standard, such costs will be expensed at the time of acquisition.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2008, 2007 and 2006, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2008	2007	2006
Balance January 1	$196	$195	$205
Accruals and other	42	41	60
Payments	(49)	(40)	(70)
Balance December 31	$189	$196	$195

Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions.

For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

U.S. GAAP	Canadian National Railway Company	48

Management’s Discussion and Analysis

In 2008, 2007 and 2006, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $28 million, $97 million and $62 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.

Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

At December 31, 2008, 2007 and 2006, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2008	2007	2006
Balance January 1	$250	$407	$452
Accruals and other	57	(111)	(8)
Payments	(42)	(46)	(37)
Balance December 31	$265	$250	$407

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could affect the personal injury and other claims liability and the casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the asbestos average claim values or a 0.5% change in the inflation trend rate would result in an approximate $5 million increase or decrease in the liability recorded for unasserted asbestos claims. Additional disclosures are provided in Note 17 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Environmental claims

Known existing environmental concerns

The Company has identified approximately 345 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law. CERCLA and similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as to those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. Provisions related to specific environmental sites are recorded when environmental assessments occur and/or remedial efforts are probable, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. As a result, it is not practical to quantitatively describe the effects of changes to these many assumptions and judgments. However, the Company consistently applies its methodology of estimating its environmental liabilities and records adjustments to initial estimates as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted, is recorded net of potential and actual insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. In 2005, the Company had incurred a liability related to a derailment at Wabamun Lake, Alberta. Over the last three years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2008, the majority of the clean-up work has been completed and the remaining costs are expected to be minimal. At December 31, 2008, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

At December 31, 2008, 2007 and 2006, the Company’s provision for specific environmental sites was as follows:

In millions	2008	2007	2006
Balance January 1	$111	$131	$124
Accruals and other	29	(1)	17
Payments	(15)	(19)	(10)
Balance December 31	$125	$111	$131

The Company anticipates that the majority of the liability at December 31, 2008 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is deemed to be material. Based on the information currently available, the Company considers its provisions to be adequate.

At December 31, 2008, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

U.S. GAAP	Canadian National Railway Company	49

Management’s Discussion and Analysis

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses amounted to $10 million in 2008 ($10 million in 2007 and $10 million in 2006). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2008, $14 million in 2007 and $18 million in 2006. The Company expects to incur capital expenditures relating to environmental matters of approximately $17 million in 2009, $14 million in 2010 and $13 million in 2011.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies as required by the STB. Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis.

The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

A change in the remaining useful life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $16 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, resulting in an increase in depreciation expense of $20 million for the year ended December 31, 2008 compared to the same period in 2007. In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense.

U.S. GAAP	Canadian National Railway Company	50

Management’s Discussion and Analysis

In 2008, the Company recorded total depreciation expense of $723 million ($676 million in 2007 and $651 million in 2006). At December 31, 2008, the Company had Properties of $23,203 million, net of accumulated depreciation of $9,303 million ($20,413 million in 2007, net of accumulated depreciation of $8,910 million). Additional disclosures are provided in Note 1 – Summary of significant accounting policies, to the Company’s Annual Consolidated Financial Statements.

Pensions and other postretirement benefits

In 2008, the Company’s plans have a measurement date of December 31. The Company’s pension asset, pension liability and accrual for postretirement benefits liability at December 31, 2008, were $1,522 million, $237 million and $260 million, respectively ($1,768 million, $187 million and $266 million at December 31, 2007, respectively). The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Calculation of net periodic benefit cost (income)

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” respectively. Under these standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, these standards allow for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which will be recognized in Other comprehensive income (loss). In accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

The Company recorded consolidated net periodic benefit cost (income) for pensions of $(48) million, $29 million and $66 million in 2008, 2007 and 2006, respectively. Consolidated net periodic benefit cost for other postretirement benefits was $12 million, $14 million and $17 million in 2008, 2007 and 2006, respectively.

At December 31, 2008, and 2007, the pension benefit obligation, accumulated postretirement benefit obligation and other postretirement benefits liability were as follows:

In millions	December 31,	2008	2007
Pension benefit obligation		$12,326	$14,419
Accumulated postretirement benefit obligation		$260	$266
Other postretirement benefits liability		$260	$266

Discount rate assumption

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 7.42%, based on bond yields prevailing at December 31, 2008 (5.53% at December 31, 2007), was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

For the year ended December 31, 2008, a one-percentage-point decrease in the 5.53% discount rate used to determine net periodic benefit cost at January 1, 2008, would have resulted in an increase of approximately $110 million in net periodic benefit cost, whereas a one-percentage-point increase would have resulted in a decrease of approximately $5 million, given that the Company amortizes net actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

Expected long-term rate of return assumption

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets, as well as the expected long-term market returns in the future. For 2008, the Company used a long-term rate of return assumption of 8.00% on the market-related value of plan assets to compute net periodic benefit cost. However, given the recent performance of its plan assets and the equity markets in North America, the Company will, effective for 2009, reduce the expected long-term rate of return on plan assets from 8.00% to 7.75% to reflect management’s current view of long-term investment returns. The Company has elected

U.S. GAAP	Canadian National Railway Company	51

Management’s Discussion and Analysis

to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2008, is below the market-related value of Plan assets by $650 million, net periodic benefit cost would increase by approximately $49 million for 2008, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the long-term return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2008, the Plan earned an annual average rate of return of 7.07%.

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

Rates of return	2008	2007	2006	2005	2004
Actual	(11.0%)	8.0%	10.7%	20.5%	11.7%
Market-related value	7.8%	12.7%	11.4%	8.6%	6.3%
Expected	8.0%	8.0%	8.0%	8.0%	8.0%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $70 million. Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can thus be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit cost (income) for pensions for 2009

In 2009, the Company expects its net periodic benefit income to decrease by approximately $20 million. This additional expense is mainly due to an increase in the discount rate used, from 5.53% to 7.42%, and a decrease in the expected long-term rate of return assumption, from 8.00% to 7.75%, which are partially offset by the impact of a year-over-year increase in the market-related value of plan assets and the benefit resulting from the end of the amortization period for prior service cost.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2008, the Plan assets are comprised of 41% in Canadian and foreign equities, 39% in debt securities, 2% in real estate assets and 18% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

A significant portion of the plan assets is invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plan investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase and health care cost trend rate

The rate of compensation increase is determined by the Company based on its long-term plans for such increases. For 2008, a rate of compensation increase of 3.5% was used to determine the benefit obligation and the net periodic benefit cost.

For postretirement benefits other than pensions, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was assumed to be 12% in 2008, and it is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter. For the year ended December 31, 2008, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other postretirement benefits.

Funding of pension plans

For pension funding purposes, an actuarial valuation is required at least on a triennial basis. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2007, and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $130 million in 2009 and 2010 based on the plans’ current position. Adverse changes to the assumptions discussed herein, particularly the discount rate and the expected long-term rate of return on plan assets, could affect the funded status of the Company’s pension plans and, as such, could have a significant impact on the cash funding requirements of the pension plans.

U.S. GAAP	Canadian National Railway Company	52

Management’s Discussion and Analysis

Information disclosed by major pension plan

The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

		CN	BC Rail Ltd	U.S. and
In millions	December 31, 2008	Pension Plan	Pension Plan	other plans	Total
Plan assets by category
Equity securities		$5,311	$189	$78	$5,578
Debt securities		5,051	218	77	5,346
Real estate		264	10	1	275
Other		2,314	84	14	2,412
Total		$12,940	$501	$170	$13,611
Benefit obligation at end of year		$11,515	$425	$386	$12,326
Company contributions in 2008		$112	$–	$15	$127
Employee contributions in 2008		$52	$–	$–	$52

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits, to the Company’s Annual Consolidated Financial Statements.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2008, the Company expects that the large majority of its deferred income tax assets will be recovered from future taxable income. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. In Canada, the federal income tax returns filed for the years 2004 to 2007 and the provincial income tax returns filed for the years 2003 to 2007 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2004 to 2007 remain subject to examination by the taxation authorities. The Company believes that its provisions for income taxes at December 31, 2008 are adequate pertaining to any future assessments from the taxation authorities. The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other reserves, environmental and other postretirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and the net pension asset. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $25 million in 2008.

From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. Such enactments occurred in each of 2008, 2007 and 2006 and resulted in a deferred income tax recovery of $23 million, $317 million and $228 million, respectively, with corresponding adjustments to the Company’s net deferred income tax liability.

For the year ended December 31, 2008, the Company recorded total income tax expense of $650 million ($548 million in 2007 and $642 million in 2006), of which $230 million was a deferred income tax expense and included a deferred income tax recovery of $117 million. Of this amount, $83 million resulted from the resolution of various income tax matters and adjustments related to tax filings of previous years; $23 million from the enactment of corporate income tax rate changes in Canada; and $11 million from net capital losses arising from the reorganization of a subsidiary. In 2007, $82 million of the reported income tax expense was a deferred income tax recovery, and $328 million resulted mainly from the enactment of corporate income tax rate changes in Canada. In 2006, $3 million of the reported income tax expense was for deferred income taxes, and included a deferred income tax recovery of $277 million that resulted from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes. The Company’s net deferred income tax liability at December 31, 2008 was $5,413 million ($4,840 million at December 31, 2007). Additional disclosures are provided in Note 14 – Income taxes, to the Company’s Annual Consolidated Financial Statements.

U.S. GAAP	Canadian National Railway Company	53

Management’s Discussion and Analysis

Forward-looking statements

Certain information included in this MD&A may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, forward-looking statements involve risks, uncertainties and assumptions and implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The assumptions used by the Company to prepare its forward-looking statements, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. Moreover, the current situation in financial markets is adding a substantial amount of risk to the North American economy, which is already in a recession, and to the global economy, which is significantly slowing down.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company’s results of operations, financial position, or liquidity. While some exposures may be reduced by the Company’s risk mitigation strategies, many risks are driven by external factors beyond the Company’s control or are of a nature which cannot be eliminated. The following is a discussion of key areas of business risks and uncertainties.

Competition

The Company faces significant competition from rail carriers and other modes of transportation, and is also affected by its customers’ flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, and transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River. Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins. Factors affecting the general market conditions for our customers, including a prolonged downturn in the North American and global economies, could result in an over-supply of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company’s ability to increase rates. This, in turn, could materially and adversely affect the Company’s business, results of operations or financial position.

The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in numerous markets. This consolidation requires the Company to consider arrangements or other initiatives that would similarly enhance its own service.

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry and that further consolidation within the transportation industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and above-ground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the compliance and capital costs likely to be incurred in the next several years, newly discovered facts, changes in law, the possibility of future spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties, may result in additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that the Company may be required to transport to the extent of its common carrier obligations. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

U.S. GAAP	Canadian National Railway Company	54

Management’s Discussion and Analysis

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company’s risk mitigation strategies (including periodic audits, employee training programs and emergency plans and procedures), many environmental risks are driven by external factors beyond the Company’s control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company’s mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Personal injury and other claims

The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As at December 31, 2008, CN employed a total of 15,667 employees in Canada, of which 12,058 were unionized employees.

The collective agreements for CN’s Northern Quebec Territory short line, which cover approximately 200 employees, expired on December 15, 2007. Negotiations are ongoing to renew these collective agreements, and neither party has requested conciliation assistance. The agreement remains in effect until the bargaining process has been exhausted. The Teamsters Canada Rail Conference (TCRC) was recently successful with an application to replace the United Transportation Union (UTU) as the certified bargaining agent for the conductors working on the Northern Quebec Territory short-line.

The collective agreement covering approximately 100 employees working on the Mackenzie Northern Railway expired on May 2, 2008. These employees are covered by a single collective agreement but are represented by the TCRC-Engineers, TCRC-CTY, the Canadian Auto Workers and the TCRC-Maintenance of Way Division. Negotiations, which commenced in June 2008, are ongoing and neither party has requested conciliation assistance. The agreement remains in effect until the bargaining process has been exhausted.

On November 14, 2008, the TCRC gave the Company notice that it was reopening collective agreements imposed by virtue of federal back-to-work legislation to resolve the dispute between the UTU and CN in 2007. The Company’s view is that these agreements were made binding on the UTU and any other trade union certified by the Canada Industrial Relations Board (CIRB) to represent the employees, including the TCRC, until they expire on July 22, 2010. In January 2009, the TCRC filed a complaint with the CIRB challenging the Company’s position. The collective agreements between CN and the TCRC, which represent approximately 1,500 locomotive engineers in one bargaining unit, and approximately 200 rail traffic controllers (also known as train dispatchers) in a separate bargaining unit, expired on December 31, 2008. In January 2009, the TCRC advised the Company that it would request a consolidation of the bargaining units for which they hold a certificate (conductors, locomotive engineers and train dispatchers) and that pending determination by the CIRB; were seeking to put negotiations in abeyance. Neither party has requested conciliation assistance. Until the parties exhaust the conciliation timelines specified in the Canada Labour Code, no legal strike or lock out can occur.

Four collective agreements covering approximately 75 employees represented by the TCRC and the TCRC-Maintenance of Way Division at the recently acquired Chemin de fer de la Matapedia et du Golfe, Ottawa Central Railway and New Brunswick East Coast Railway are currently expired. Negotiations are ongoing to renew these collective agreements and are at various stages. The collective agreements remain in effect until the bargaining process has been exhausted.

There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

U.S. workforce

As at December 31, 2008, CN employed a total of 6,560 employees in the United States, of which 5,527 were unionized employees.

As of February 2009, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). The WC dispatchers became represented in May 2008 and are currently in the process of negotiating their first agreement. Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in

U.S. GAAP	Canadian National Railway Company	55

Management’s Discussion and Analysis

agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply.

There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

Regulation

The Company’s rail operations in Canada are subject to (i) economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the STB and (ii) safety regulation by the Federal Railroad Administration (FRA).

Economic regulation – Canada

The following actions have been taken by the federal government:

(i) The Agency adjusted the index used to determine the maximum railway revenue entitlement that railways can earn on the movement of regulated grain produced in western Canada, to reflect costs incurred by CN and CP for the maintenance of hopper cars. The retroactive component of the Agency’s decision estimated to be $23 million has been recorded as a reduction of the Company’s Canadian grain revenues for the 2007-08 grain crop year. This decision was confirmed by the Federal Court of Appeal in November 2008. The Company has sought leave to appeal this decision to the Supreme Court of Canada.

(ii) Bill C-8, entitled An Act to amend the Canada Transportation Act (railway transportation) became law on February 28, 2008, and extends the availability of the Final Offer Arbitration recourse to groups of shippers and adds new shipper recourse to the Agency in respect of charges for incidental services provided by a railway company other than transportation services.

(iii) On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. This review, which will be conducted in two phases, is expected to take up to 18 months to complete. The first phase involves analytical review of data, which is expected to take approximately 12 months. Subsequently, the Minister of Transport will appoint a three-person panel to undertake the second phase of the review, during which it will review the analytical work, meet with stakeholders and prepare a report making recommendations to the Minister of Transport.

No assurance can be given that any current or future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s results of operations or financial position.

Economic regulation – U.S.

Various business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues. The STB has completed the following recent proceedings:

(i) A review of the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service, whereby the STB directed carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual movements. The Company implemented a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision.

(ii) A review of rate dispute resolution procedures, whereby the STB modified its rate guidelines for handling medium-sized and smaller rate disputes.

(iii) A review that changed the methodology for calculating the cost of equity component of the industry cost of capital that is used to determine carrier revenue adequacy and in rate, abandonment and other regulatory proceedings.

During 2008, legislation was introduced in the U.S. House of Representatives regarding the STB’s authority to review the environmental impacts of “minor” rail mergers that would have applied retroactively to any transaction that had not been approved by the STB by August 1, 2008, including the Company’s then proposed acquisition of the EJ&E. This legislation was considered by the full House of Representatives but was not enacted into law.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation was introduced in 2007 in both Houses of Congress. In addition, the Senate Judiciary Committee approved legislation in September 2007 (S. 772) to repeal the railroad industry’s limited antitrust exemptions. The House Judiciary Committee also approved comparable legislation (H.R. 1650).

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.

No assurance can be given that these or any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

U.S. GAAP	Canadian National Railway Company	56

Management’s Discussion and Analysis

Safety regulation – Canada

Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. The following action has been taken by the federal government:

A full review of the Railway Safety Act was conducted by the Railway Safety Act Review Advisory Panel and the Panel’s report has been tabled in the House of Commons. The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound. The recommendations propose amendments to the act in a number of areas including governance, regulatory framework and proximity issues. The Company will be participating in the Rail Safety Advisory Committee to be created by the Minister of Transport.

Safety regulation – U.S.

Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. The Company is currently analyzing the impact of this requirement on its network and taking steps to ensure implementation in accordance with the new law. The legislation also would cap the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is assessing the impact of this requirement on the Company’s hourly wage agreements in the U.S. and will take appropriate steps to ensure that its operations conform to the new requirements. In addition to the safety provisions, the legislation authorizes significant funding for Amtrak and includes provisions, including penalties, to improve Amtrak’s on-time performance on the infrastructure of host freight railroads. The Company is currently evaluating the financial and operational implications of this legislation.

Security

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). More specifically, the Company is subject to:

(i) Border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA.

(ii) The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

(iii) Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

(iv)  Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

Transportation of hazardous materials

The Company may be required to transport toxic-by-inhalation (TIH) hazardous materials to the extent of its common carrier obligations and, as such, is exposed to additional regulatory oversight.

(i) Beginning in 2009, the PHMSA will require carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

(ii) The TSA has issued regulations that, beginning December 26, 2008, require rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing TIH hazardous materials and certain radioactive or explosive materials; and beginning April 1, 2009, ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers.

(iii) The PHMSA has issued regulations, effective March 14, 2009, revising standards to enhance the crashworthiness protection of tank cars used to transport TIH hazardous materials and to limiting the operating conditions of such cars.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s results of operations, or its competitive and financial position.

U.S. GAAP	Canadian National Railway Company	57

Management’s Discussion and Analysis

Other risks

Economic conditions

The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. As such, negative changes in North American and global economic conditions, resulting in a prolonged recession or more severe economic or industrial restructuring that affect the producers and consumers of the commodities carried by the Company, may have a material adverse effect on the volume of rail shipments carried by the Company, and thus negatively affect its results of operations, financial position, or liquidity.

Trade restrictions

Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

Terrorism and international conflicts

Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, the current economic conditions have affected the Company’s customers and have thus resulted in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit. A widespread deterioration of customer credit and business failures of customers could have a material adverse affect on the Company’s results of operations or financial position.

Pension funding

Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, as calculated under generally accepted accounting principles, as well as under a solvency or wind-up scenario as calculated under guidance issued by the Canadian Institute of Actuaries (CIA). Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may have a material adverse effect on the Company’s results of operations and financial position by significantly increasing future pension contributions. The Company’s funding requirements, as well as the impact on the results of operations, are determined upon completion of actuarial valuations, which are generally required by the Office of the Superintendent of Financial Institutions (OSFI) on a triennial basis or when deemed appropriate. Based on the last actuarial valuation of the CN Pension Plan filed by the Company as at December 31, 2007, the Company expects to make contributions of approximately $130 million in 2009. The OSFI may require the Company to file an actuarial valuation as at December 31, 2008, earlier than planned. If prepared, the actuarial valuation would indicate a funding deficit under a solvency or wind-up scenario as calculated under the guidance issued by the CIA. As a result, the Company’s contributions would significantly increase. The CIA allows for any funding deficit to be paid over a number of years and resets the funding requirements at each valuation date. Should the Company be required by OSFI to prepare an actuarial valuation as at December 31, 2008, the Company expects cash from operations and its other sources of financing to be sufficient to meet its funding obligation.

Availability of qualified personnel

The Company, like other railway companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel could negatively impact the Company’s ability to meet demand for rail service. The Company monitors employment levels to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company’s efforts to attract and retain qualified personnel may be hindered by increased demand in the job market. No assurance can be given that demographic challenges will not materially adversely affect the Company’s results of operations or its financial position.

Fuel costs

The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program with a view of offsetting the impact of rising fuel prices. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is calculated using the average monthly price of West-Texas Intermediate crude oil (WTI) for revenue-based tariffs and On-Highway Diesel (OHD) for mileage-based tariffs. Increases in fuel prices or supply disruptions may materially adversely affect the Company’s results of operations or its financial position.

Foreign exchange

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

U.S. GAAP	Canadian National Railway Company	58

Management’s Discussion and Analysis

Reliance on technology

The Company relies on information technology in all aspects of its business. While the Company has a disaster recovery plan in place, a significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information and assets against intruders or other operational difficulties and, as such, could adversely affect the Company’s results of operations, financial position or liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company’s operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company’s results of operations, financial position or liquidity.

Weather and climate change

The Company’s success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold, flooding, drought and hurricanes, can disrupt operations and service for the railroad, including affecting the performance of locomotives and rolling stock, as well as disrupt operations for the Company’s customers. Climate change, including the impact of global warming, could increase the frequency of adverse weather events, which can disrupt the Company’s operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company’s results of operations, financial position or liquidity. In addition, although the Company believes that the growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., it is difficult to predict the timing or the specific composition of such changes, and their impacts on the Company at this time. Restrictions, caps, and/or taxes on the emission of greenhouse gasses, including diesel exhaust, could significantly increase the Company’s capital and operating costs or affect the markets for, or the volume of, the goods the Company carries.

Freight forwarding

CN WorldWide International, the Company’s international freight-forwarding subsidiary, was formed to leverage existing non-rail capabilities. This subsidiary operates in a highly competitive market and no assurance can be given that the expected benefits will be realized given the nature and intensity of the competition in that market.

Depreciation understates current asset replacement cost

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

During the fourth quarter ending December 31, 2008, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As of December 31, 2008, management has assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2008, and issued Management’s Report on Internal Control over Financial Reporting dated February 5, 2009 to that effect.

Additional information, including the Company’s 2008 Annual Information Form (AIF) and Form 40-F, as well as the Company’s Notice of Intention to Make a Normal Course Issuer Bid, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. Copies of such documents may be obtained by contacting the Corporate Secretary’s office.

Montreal, Canada
February 5, 2009

U.S. GAAP	Canadian National Railway Company	59

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 and has also expressed an unqualified opinion on the Company’s 2008 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 5, 2009.

E. Hunter Harrison
President and Chief Executive Officer

February 5, 2009

Claude Mongeau
Executive Vice-President and Chief Financial Officer

February 5, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company

We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with generally accepted accounting principles in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 5, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 5, 2009

* CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

U.S. GAAP	Canadian National Railway Company	60

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of the Canadian National Railway Company

We have audited the Canadian National Railway Company’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 5, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP*
Chartered Accountants

Montreal, Canada
February 5, 2009

*CA Auditor permit no. 23443

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

U.S. GAAP	Canadian National Railway Company	61

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2008	2007	2006
Revenues		$8,482	$7,897	$7,929
Operating expenses
Labor and fringe benefits		1,674	1,701	1,823
Purchased services and material		1,137	1,045	1,027
Fuel		1,403	1,026	892
Depreciation and amortization		725	677	650
Equipment rents		262	247	198
Casualty and other		387	325	309
Total operating expenses		5,588	5,021	4,899
Operating income		2,894	2,876	3,030
Interest expense		(375)	(336)	(312)
Other income (Note 13)		26	166	11
Income before income taxes		2,545	2,706	2,729
Income tax expense (Note 14)		(650)	(548)	(642)
Net income		$1,895	$2,158	$2,087
Earnings per share (Note 16)
Basic		$3.99	$4.31	$3.97
Diluted		$3.95	$4.25	$3.91
Weighted-average number of shares
Basic		474.7	501.2	525.9
Diluted		480.0	508.0	534.3

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	62

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2008	2007	2006

Net income		$1,895	$2,158	$2,087

Other comprehensive income (loss) (Note 19):
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations		1,259	(1,004)	32
Translation of U.S. dollar-denominated long-term debt designated as
a hedge of the net investment in U.S. subsidiaries		(1,266)	788	(33)
Pension and other postretirement benefit plans (Note 12):
Net actuarial gain (loss) arising during the year		(452)	391	–
Prior service cost arising during the year		(3)	(12)	–
Amortization of net actuarial loss (gain) included in net periodic benefit cost (income)		(2)	49	–
Amortization of prior service cost included in net periodic benefit cost (income)		21	21	–
Minimum pension liability adjustment		–	–	1
Derivative instruments (Note 18)		–	(1)	(57)
Other comprehensive income (loss) before income taxes		(443)	232	(57)
Income tax recovery (expense) on Other comprehensive income (loss)		319	(219)	(179)
Other comprehensive income (loss)		(124)	13	(236)
Comprehensive income		$1,771	$2,171	$1,851

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	63

Consolidated Balance Sheet

In millions	December 31,	2008	2007

Assets

Current assets
Cash and cash equivalents		$413	$310
Accounts receivable (Note 4)		913	370
Material and supplies		200	162
Deferred income taxes (Note 14)		98	68
Other		132	138
		1,756	1,048
Properties (Note 5)		23,203	20,413
Intangible and other assets (Note 6)		1,761	1,999
Total assets		$26,720	$23,460

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and other (Note 7)		$1,386	$1,336
Current portion of long-term debt (Note 9)		506	254
		1,892	1,590
Deferred income taxes (Note 14)		5,511	4,908
Other liabilities and deferred credits (Note 8)		1,353	1,422
Long-term debt (Note 9)		7,405	5,363

Shareholders’ equity
Common shares (Note 10)		4,179	4,283
Accumulated other comprehensive loss (Note 19)		(155)	(31)
Retained earnings		6,535	5,925
		10,559	10,177
Total liabilities and shareholders’ equity		$26,720	$23,460

On behalf of the Board:

David G.A.McLean Director	E. Hunter Harrison Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	64

Consolidated Statement of Changes in Shareholders’ Equity

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	loss	earnings	equity

Balances at December 31, 2005	536.8	$4,580	$(222)	$4,891	$9,249
Net income	–	–	–	2,087	2,087
Stock options exercised and other (Notes 10, 11)	5.1	133	–	–	133
Share repurchase programs (Note 10)	(29.5)	(254)	–	(1,229)	(1,483)
Other comprehensive loss (Note 19)	–	–	(236)	–	(236)
Adjustment to Accumulated other comprehensive loss (Note 2)	–	–	414	–	414
Dividends ($0.65 per share)	–	–	–	(340)	(340)
Balances at December 31, 2006	512.4	4,459	(44)	5,409	9,824
Adoption of accounting pronouncements (Note 2)	–	–	–	95	95

Restated balances, beginning of year	512.4	4,459	(44)	5,504	9,919
Net income	–	–	–	2,158	2,158
Stock options exercised and other (Notes 10, 11)	3.0	89	–	–	89
Share repurchase programs (Note 10)	(30.2)	(265)	–	(1,319)	(1,584)
Other comprehensive income (Note 19)	–	–	13	–	13
Dividends ($0.84 per share)	–	–	–	(418)	(418)
Balances at December 31, 2007	485.2	4,283	(31)	5,925	10,177
Net income	–	–	–	1,895	1,895
Stock options exercised and other (Notes 10, 11)	2.4	68	–	–	68
Share repurchase programs (Note 10)	(19.4)	(172)	–	(849)	(1,021)
Other comprehensive loss (Note 19)	–	–	(124)	–	(124)
Dividends ($0.92 per share)	–	–	–	(436)	(436)
Balances at December 31, 2008	468.2	$4,179	$(155)	$6,535	$10,559

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	65

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2008	2007	2006

Operating activities
Net income		$1,895	$2,158	$2,087
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		725	678	653
Deferred income taxes (Note 14)		230	(82)	3
Gain on sale of Central Station Complex (Note 5)		–	(92)	–
Gain on sale of investment in English Welsh and Scottish Railway (Note 6)		–	(61)	–
Other changes in:
Accounts receivable (Note 4)		(432)	229	(17)
Material and supplies		(23)	18	(36)
Accounts payable and other		(127)	(396)	194
Other current assets		37	84	61
Other		(274)	(119)	6
Cash provided from operating activities		2,031	2,417	2,951

Investing activities
Property additions		(1,424)	(1,387)	(1,298)
Acquisitions, net of cash acquired (Note 3)		(50)	(25)	(84)
Sale of Central Station Complex (Note 5)		–	351	–
Sale of investment in English Welsh and Scottish Railway (Note 6)		–	114	–
Other, net		74	52	33
Cash used by investing activities		(1,400)	(895)	(1,349)

Financing activities
Issuance of long-term debt		4,433	4,171	3,308
Reduction of long-term debt		(3,589)	(3,589)	(3,089)
Issuance of common shares due to exercise of stock options and
related excess tax benefits realized (Note 11)		54	77	120
Repurchase of common shares (Note 10)		(1,021)	(1,584)	(1,483)
Dividends paid		(436)	(418)	(340)
Cash used by financing activities		(559)	(1,343)	(1,484)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		31	(48)	(1)
Net increase in cash and cash equivalents		103	131	117
Cash and cash equivalents, beginning of year		310	179	62
Cash and cash equivalents,end of year		$413	$310	$179

Supplemental cash flow information
Net cash receipts from customers and other		$8,012	$8,139	$7,946
Net cash payments for:
Employee services, suppliers and other expenses		(4,920)	(4,323)	(4,130)
Interest		(396)	(340)	(294)
Workforce reductions (Note 8)		(22)	(31)	(45)
Personal injury and other claims (Note 17)		(91)	(86)	(107)
Pensions (Note 12)		(127)	(75)	(112)
Income taxes (Note 14)		(425)	(867)	(307)
Cash provided from operating activities		$2,031	$2,417	$2,951

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	66

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly owned subsidiaries, collectively “CN” or “the Company,” is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Mississippi, with connections to all points in North America. CN’s freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1    Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. Costs associated with movements are recognized as the service is performed. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-contained foreign entities with the U.S. dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (see Note 19).

The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale, whereas losses resulting from significant line abandonments are recognized in the statement of income when the asset ceases to be used. Gains are recognized in income when they are realized.

U.S. GAAP	Canadian National Railway Company	67

Notes to Consolidated Financial Statements

1    Summary of significant accounting policies (continued)

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate
Track and roadway	2%
Rolling stock	3%
Buildings	2%
Information technology	15%
Other	7%

The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively. In 2008, the Company completed a depreciation study of its Canadian properties, plant and equipment, resulting in an increase in depreciation expense of $20 million for the year ended December 31, 2008 compared to the same period in 2007. In 2007, the Company completed a depreciation study for all of its U.S. assets, for which there was no significant impact on depreciation expense.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year;

(ii)	the interest cost of pension obligations;

(iii)	the expected long-term return on pension fund assets;

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and

(v)
the amortization of cumulative net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.

In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost.

For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Environmental liabilities are recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that gener- ated by the underlying asset or liability.

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards based on the grant-date fair value using the Black-Scholes option-pricing model. The Company expenses the fair value of its stock option awards on a straight-line basis, over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. The Company also follows the fair value based approach for cash settled awards.

U.S. GAAP	Canadian National Railway Company	68

Notes to Consolidated Financial Statements

Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. See Note 11 – Stock plans, for the assumptions used to determine fair value and for other required disclosures.

Q. Recent accounting pronouncements

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as CN, to file with Canadian securities regulators financial statements that are prepared in accordance with U.S. GAAP. As such, the Company has decided not to report under IFRS by 2011 and to continue reporting under U.S. GAAP. In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for U.S. issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141(R), “Business Combinations,” which requires that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, and that goodwill acquired from a bargain purchase (previously referred to as negative goodwill) be recognized in the Consolidated Statement of Income in the period the acquisition occurs. The standard also prescribes disclosure requirements to enable users of financial statements to evaluate and understand the nature and financial effects of the business combination. The standard is effective for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply SFAS No. 141(R) on a prospective basis, beginning with its acquisition of the Elgin, Joliet and Eastern Railway Company (EJ&E) in 2009 (see Note 3). As at December 31, 2008, the Company had approximately $40 million of transaction costs recorded in Other current assets related to the acquisition of the EJ&E. Pursuant to the requirements of this standard, such costs will be expensed at the time of acquisition.

2    Accounting changes

2007

Income taxes

On January 1, 2007, the Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes the criteria for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million. Disclosures prescribed by FIN No. 48 are presented in Note 14 – Income taxes.

Pensions and other postretirement benefits

On January 1, 2007, pursuant to SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allowed for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represented the net periodic benefit cost pursuant to the actuarial valuation attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

2006

Stock-based compensation

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which required the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter. Compensation cost for cash settled awards is based on the fair value of the awards at period-end and is recognized over the period during which an employee is required to provide service (requisite service period) or until retirement eligibility is attained, whichever is shorter.

The Company adopted SFAS No. 123(R) using the modified prospective approach, which required application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service had not been rendered as at such date. Since January 1, 2003, the Company had been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements were not restated to reflect the impact of SFAS No. 123(R).

For the year ended December 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense and decreasing net income by $16 million and $12 million, respectively, or $0.02 per basic and diluted earnings per share. Disclosures prescribed by SFAS No. 123(R) for the Company’s various stock-based compensation plans are presented in Note 11 – Stock plans.

U.S. GAAP	Canadian National Railway Company	69

Notes to Consolidated Financial Statements

2    Accounting changes (continued)

Pension and other postretirement plans

On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which required the Company to recognize the funded status of its various benefit plans in its Consolidated Balance Sheet. Pursuant to SFAS No. 158, the Company recognizes changes in the funded status in the year in which the changes occur, through Other comprehensive income (loss). The actuarial gains/losses and prior service costs/credits that arise during the period will be recognized as a component of Other comprehensive income (loss). These amounts recognized in Accumulated other comprehensive loss will be adjusted as they are subsequently recognized as components of net periodic benefit cost. Prior to December 31, 2006, actuarial gains/losses and prior service costs/credits were deferred in their recognition, and amortized into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans. The adoption of SFAS No. 158 had no impact on years prior to 2006 as retrospective application was not allowed. This standard has no effect on the computation of net periodic benefit cost for pensions and other postretirement benefits. See Note 12 – Pensions and other postretirement benefits for the prospective application of SFAS No. 158 to the Company’s benefit plans.

3    Acquisitions

Acquisition of Elgin, Joliet and Eastern Railway Company (EJ&E) – Subsequent event

In September 2007, the Company and U.S. Steel Corporation (U.S. Steel), the indirect owner of the EJ&E, announced an agreement under which the Company would acquire the principal lines of the EJ&E for a purchase price of approximately U.S.$300 million. Under the terms of the agreement, the Company would acquire substantially all of the railroad assets and equipment of the EJ&E, except those that support the Gary Works site in northwest Indiana and the steelmaking operations of U.S. Steel.

The Company has received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on December 24, 2008. On January 31, 2009, the Company completed its acquisition of the EJ&E for a purchase price of U.S.$300 million, paid with cash on hand.

Over the next few years, the Company has committed to spend approximately U.S.$100 million for infrastructure improvements and over U.S.$60 million under a series of mitigation agreements with individual communities, as well as under a comprehensive voluntary mitigation program that addresses municipalities’ concerns raised during the regulatory approval process. Expenditures for additional STB-imposed mitigation are being currently evaluated by the Company.

The Company accounted for the acquisition using the purchase method of accounting pursuant to SFAS No. 141(R), “Business Combinations,” which became effective for acquisitions closing on or after January 1, 2009 (see Note 1 (Q) Recent accounting pronouncements).

2008

The Company acquired the three principal railway subsidiaries of the Quebec Railway Corp. (QRC) and a QRC rail-freight ferry operation for a total acquisition cost of $50 million, paid with cash on hand. The acquisition includes:

(i)	Chemin de fer de la Matapedia et du Golfe, a 221-mile short-line railway;

(ii)	New Brunswick East Coast Railway, a 196-mile short-line railway;

(iii)	Ottawa Central Railway, a 123-mile short-line railway; and

(iv)	Compagnie de gestion de Matane Inc., a rail ferry which provides shuttle boat-rail freight service.

2007

The Company acquired the rail assets of Athabasca Northern Railway (ANY) for $25 million, with a planned investment of $135 million in rail line upgrades over a three-year period.

2006

The Company acquired the following three entities for a total acquisition cost of $84 million, paid with cash on hand:

(i)	Alberta short-line railways, composed of the 600-mile Mackenzie Northern Railway, the 118-mile Lakeland & Waterways Railway and the 21-mile Central Western Railway;

(ii)	Savage Alberta Railway, Inc., a 345-mile short-line railway; and

(iii)	the remaining 51% of SLX Canada Inc., a company engaged in equipment leasing in which the Company previously had a 49% interest that had been consolidated.

All acquisitions were accounted for using the purchase method of accounting. As such, the Company’s consolidated financial statements include the assets, liabilities and results of operations of the acquired entities from the dates of acquisition.

4    Accounts receivable

In millions	December 31,	2008	2007
Freight		$673	$146
Non-freight		266	251
		939	397
Allowance for doubtful accounts		(26)	(27)
		$913	$370

The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest for maximum cash proceeds of $600 million in a revolving pool of freight receivables to an unrelated trust. The trust is a multi-seller trust and the Company is not the primary beneficiary. The trust was established in Ontario, Canada in 1994 by a

U.S. GAAP	Canadian National Railway Company	70

Notes to Consolidated Financial Statements

Canadian bank to acquire receivables and interests in other financial assets from a variety of originators. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes. The notes are secured by, and recourse is limited to, the assets purchased using the proceeds of the notes. At December 31, 2008, the trust held interests in 16 pools of assets and had notes outstanding of $3.3 billion. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserve as stipulated in the agreement. The required reserve represents an amount set aside to allow for possible credit losses and is recognized by the Company as a retained interest and recorded in Other current assets in its Consolidated Balance Sheet. The eligible freight receivables as defined in the agreement may not include delinquent or defaulted receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits with any one customer.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold and receives no fee for such ongoing servicing responsibilities. The average servicing period is approximately one month. In 2008, proceeds from collections reinvested in the securitization program were approximately $3.3 billion. At December 31, 2008, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.

The Company accounted for the accounts receivable securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof. As such, no gain or loss was recorded.

The Company is subject to customary requirements that include reporting requirements as well as compliance to specified ratios, for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors its requirements and is currently not aware of any trends, events or conditions that could cause such termination.

At December 31, 2008, the Company had sold receivables that resulted in proceeds of $71 million under the accounts receivable securitization program ($588 million at December 31, 2007), and recorded the retained interest of approximately 10% of this amount in Other current assets (retained interest of approximately 10% recorded as at December 31, 2007). The fair value of the retained interest approximated carrying value as a result of the short collection cycle and negligible credit losses.

Other income included $10 million in 2008, $24 million in 2007 and $12 million in 2006, for costs related to the agreement, which fluctuate with changes in prevailing interest rates (see Note 13). These costs include interest, program fees and fees for unused committed availability.

5    Properties

In millions		December 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Track and roadway (1)	$24,724	$6,643	$18,081	$22,020	$6,433	$15,587
Rolling stock	4,833	1,585	3,248	4,702	1,606	3,096
Buildings	1,253	541	712	1,105	498	607
Information technology	739	187	552	667	131	536
Other	957	347	610	829	242	587
	$32,506	$9,303	$23,203	$29,323	$8,910	$20,413

Capital leases included in properties
Track and roadway (1)	$418	$2	$416	$418	$2	$416
Rolling stock	1,335	287	1,048	1,287	245	1,042
Buildings	109	7	102	109	4	105
Information technology	3	–	3	1	–	1
Other	122	30	92	121	27	94
	$1,987	$326	$1,661	$1,936	$278	$1,658

(1)
Includes the cost of land of $1,827 million and $1,530 million as at December 31, 2008 and 2007, respectively, of which $108 million was for right-of-way access and was recorded as a capital lease in both years. Following a review in 2008 of its asset classifications, the Company decreased the amounts of capital leases included in properties and has presented them as owned.

Sale of Central Station Complex

In November 2007, the Company finalized an agreement with Homburg Invest Inc., to sell its Central Station Complex (CSC) in Montreal for proceeds of $355 million before transaction costs. Under the agreement, the Company entered into long-term arrangements to lease back its corporate headquarters building and the Central Station railway passenger facilities. The transaction resulted in a gain on disposition of $222 million, including amounts related to the corporate headquarters building and the Central Station railway passenger facilities, which are being deferred and amortized over their respective lease terms. A gain of $92 million ($64 million after-tax) was recognized immediately in Other income (see Note 13).

U.S. GAAP	Canadian National Railway Company	71

Notes to Consolidated Financial Statements

6    Intangible and other assets

In millions	December 31,	2008	2007
Pension asset (Note 12)		$1,522	$1,768
Investments (A)		24	24
Other receivables		83	106
Intangible assets (B)		65	54
Other		67	47
		$1,761	$1,999

A. Investments

As at December 31, 2008, the Company had $20 million ($17 million at December 31, 2007) of investments accounted for under the equity method and $4 million ($7 million at December 31, 2007) of investments accounted for under the cost method.

In November 2007, Germany’s state-owned railway, Deutsche Bahn AG, acquired all of the shares of English Welsh and Scottish Railway (EWS), a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel Tunnel, and in which the Company had a 32% ownership interest. The Company accounted for its investment in EWS using the equity method. The Company’s share of the cash proceeds was $114 million, resulting in a gain on disposition of the investment of $61 million ($41 million after-tax) which was recorded in Other income (see Note 13). An additional £18 million (Cdn$36 million) was placed in escrow at the time of sale, and will be recognized when defined contingencies are resolved. At December 31, 2008, £12 million (Cdn$22 million) remained in escrow.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through past acquisitions.

7    Accounts payable and other

In millions	December 31,	2008	2007
Trade payables		$413	$457
Payroll-related accruals		237	234
Accrued charges		232	146
Accrued interest		123	118
Personal injury and other claims provision		118	102
Income and other taxes		75	123
Environmental provisions		30	28
Other postretirement benefits liability		19	18
Workforce reduction provisions		17	19
Other		122	91
		$1,386	$1,336

8    Other liabilities and deferred credits

In millions	December 31,	2008	2007
Personal injury and other claims provision,
net of current portion		$336	$344
Other postretirement benefits liability,
net of current portion (Note 12)		241	248
Pension liability (Note 12)		237	187
Environmental provisions, net of current portion		95	83
Workforce reduction provisions, net of current portion (A)		39	53
Deferred credits and other		405	507
		$1,353	$1,422

A. Workforce reduction provisions

The workforce reduction provisions, which relate to job reductions of prior years, including job reductions from the integration of acquired companies, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next four years. In 2008, net charges and adjustments increased the provisions by $6 million ($6 million for the year ended December 31, 2007). Payments have reduced the provisions by $22 million for the year ended December 31, 2008 ($31 million for the year ended December 31, 2007). As at December 31, 2008, the aggregate provisions, including the current portion, amounted to $56 million ($72 million as at December 31, 2007).

U.S. GAAP	Canadian National Railway Company	72

Notes to Consolidated Financial Statements

9    Long-term debt

			U.S. dollar-
			denominated	December 31,
In millions		Maturity	amount	2008	2007

Debentures and notes: (A)

Canadian National series:
4.25%	5-year notes (B)	Aug. 1, 2009	$300	$365	$297
6.38%	10-year notes (B)	Oct. 15, 2011	400	487	397
4.40%	10-year notes (B)	Mar. 15, 2013	400	487	397
4.95%	6-year notes (B)	Jan. 15, 2014	325	396	–
5.80%	10-year notes (B)	June 1, 2016	250	305	248
5.85%	10-year notes (B)	Nov. 15, 2017	250	305	248
5.55%	10-year notes (B)	May 15, 2018	325	396	–
6.80%	20-year notes (B)	July 15, 2018	200	244	198
7.63%	30-year debentures	May 15, 2023	150	183	149
6.90%	30-year notes (B)	July 15, 2028	475	578	471
7.38%	30-year debentures (B)	Oct. 15, 2031	200	244	198
6.25%	30-year notes (B)	Aug. 1, 2034	500	609	496
6.20%	30-year notes (B)	June 1, 2036	450	548	446
6.71%	Puttable Reset Securities PURSSM (B)	July 15, 2036	250	305	248
6.38%	30-year debentures (B)	Nov. 15, 2037	300	365	297

Illinois Central series:
6.63%	10-year notes	June 9, 2008	20	–	20
5.00%	99-year income debentures	Dec. 1, 2056	7	9	7
7.70%	100-year debentures	Sept. 15, 2096	125	152	124

Wisconsin Central series:
6.63%	10-year notes	April 15, 2008	150	–	149
				5,978	4,390
BC Rail series:
Non-interest bearing 90-year subordinated notes (C)		July 14, 2094		842	842
Total debentures and notes				6,820	5,232

Other:
Commercial paper (D)(E)				626	122
Capital lease obligations and other (F)				1,320	1,114
Total other				1,946	1,236
				8,766	6,468
Less:
Net unamortized discount				855	851
Total debt				7,911	5,617

Less:
Current portion of long-term debt				506	254
				$7,405	$5,363

U.S. GAAP	Canadian National Railway Company	73

Notes to Consolidated Financial Statements

9    Long-term debt  (continued)

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

C. The Company records these notes as a discounted debt of $7 million, using an imputed interest rate of 5.75%. The discount of $835 million is included in the net unamortized discount.

D. The Company has a U.S.$1 billion revolving credit facility expiring in October 2011. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2008, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2007) and had letters of credit drawn of $181 million ($57 million as at December 31, 2007).

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2008, the Company had total borrowings of $626 million, of which $256 million was denominated in Canadian dollars and $370 million was denominated in U.S. dollars (U.S.$303 million). The weighted-average interest rate on these borrowings was 2.42%. As at December 31, 2007, the Company had total borrowings of $122 million, of which $114 million was denominated in Canadian dollars and $8 million was denominated in U.S. dollars (U.S.$8 million). The weighted-average interest rate on these borrowings was 5.01%.

F. During 2008, the Company recorded $117 million in assets acquired through equipment leases ($301 million in 2007, of which $211 million related to assets acquired through equipment leases and $90 million to a leaseback of the CSC as described in Note 5), for which $121 million was recorded in debt.

Interest rates for capital lease obligations range from approximately 2.1% to 7.9% with maturity dates in the years 2009 through 2037. The imputed interest on these leases amounted to $525 million as at December 31, 2008 and $515 million as at December 31, 2007.

The capital lease obligations are secured by properties with a net carrying amount of $1,245 million as at December 31, 2008 and $1,241 million as at December 31, 2007.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2008, for the next five years and thereafter, are as follows:

In millions
2009 (1)	$506
2010	95
2011	1,248
2012	39
2013	581
2014 and thereafter	5,442

(1)  Includes $139 million of capital lease obligations.

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2008 was U.S.$6,069 million (Cdn$7,392 million) and U.S.$5,280 million (Cdn$5,234 million) as at December 31, 2007.

I. The Company has U.S.$1.85 billion available under its currently effective shelf prospectus and registration statement, expiring in January 2010, providing for the issuance of debt securities in one or more offerings.

10  Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

B. Issued and outstanding common shares

During 2008, the Company issued 2.4 million shares (3.0 million shares in 2007 and 5.1 million shares in 2006) related to stock options exercised. The total number of common shares issued and outstanding was 468.2 million as at December 31, 2008.

C. Share repurchase programs

On July 21, 2008, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 25.0 million common shares between July 28, 2008 and July 20, 2009 pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

As at December 31, 2008, under this current share repurchase program, the Company repurchased 6.1 million common shares for $331 million, at a weighted-average price of $54.42 per share.

In June 2008, the Company ended its 33.0 million share repurchase program, which began on July 26, 2007, repurchasing a total of 31.0 million common shares for $1,588 million, at a weighted-average price of $51.22 per share. Of this amount, 13.3 million common shares were repurchased in 2008 for $690 million, at a weighted-average price of $51.91 per share and 17.7 million common shares were repurchased in 2007 for $897 million, at a weighted-average price of $50.70 per share.

U.S. GAAP	Canadian National Railway Company	74

Notes to Consolidated Financial Statements

11    Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

A. Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

The number of participants holding shares at December 31, 2008 was 14,114 (13,385 at December 31, 2007 and 12,590 at December 31, 2006). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 1.5 million in 2008 and 1.3 million in each of 2007 and 2006, resulting in a pre-tax charge to income of $18 million, $16 million and $15 million for the years ended December 31, 2008, 2007 and 2006, respectively.

B. Stock-based compensation plans

Compensation cost for awards under all stock-based compensation plans was $27 million, $62 million and $79 million for the years ended December 31, 2008, 2007 and 2006, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006 was $7 million, $23 million and $22 million, respectively.

(i) Cash settled awards

Restricted share units

The Company has granted restricted share units (RSUs), 0.7 million in 2008, 0.7 million in 2007, and 0.8 million in 2006, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital (ROIC) over the plan period. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period. For the 2006 grant, the target related to ROIC was exceeded.

The Human Resources and Compensation Committee approved payout as permitted under the terms of the plan agreement, after considering that the ROIC target was exceeded and that the minimum share price condition was not met by a marginal amount. As such, the RSUs vested on December 31, 2008, resulting in a payout in February 2009 of $51 million, calculated using the Company’s average share price during the 20-day period ending on January 31, 2009.

Vision 2008 Share Unit Plan (Vision)

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, granting 0.9 million units to designated senior management employees to receive cash payout in January 2009. Based on the award agreement, the share units would vest conditionally upon the attainment of a target relating to the Company’s share price during the six-month period ending December 31, 2008. Payout would be conditional upon the attainment of targets relating to both the Company’s ROIC over the four-year period and to the average share price during the 20-day period ending on December 31, 2008. At December 31, 2008, the units partially vested, however, the payout condition related to the Company’s share price was not met. As such, no payout occurred and the units were subsequently cancelled.

Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

The following table provides the 2008 activity for all cash settled awards:

	RSUs			Vision		VIDP
In millions	Nonvested	Vested		Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2007	1.6	0.9	(1)	0.8	–	0.2	1.9
Granted	0.7	–		–	–	–
Forfeited	(0.1)	–		–	–	–	–
Vested during year	(0.9)	0.9		–	–	(0.1)	0.1
Payout	–	(0.9)		–	–	–	(0.2)
Cancelled	–	–		(0.8)	–	–	–
Outstanding at December 31, 2008	1.3	0.9	(1)	–	–	0.1	1.8

(1)	Includes 0.1 million of 2004 time-vested RSUs.

U.S. GAAP	Canadian National Railway Company	75

Notes to Consolidated Financial Statements

11  Stock plans (continued)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated			RSUs (1)			Vision (1)	VIDP (2)	Total
Year of grant	2008	2007	2006	2005	2004	2005	2003 onwards
Stock-based compensation expense (recovery)
recognized over requisite service period
Year ended December 31, 2008	$8	$(2)	$24	N/A	$3	$(10)	$(10)	$13
Year ended December 31, 2007	N/A	$11	$8	$14	$5	$2	$11	$51
Year ended December 31, 2006	N/A	N/A	$21	$19	$6	$8	$11	$65
Liability outstanding
December 31, 2008	$8	$9	$53	N/A	$3	$–	$88	$161
December 31, 2007	N/A	$11	$29	$48	$4	$8	$95	$195
Fair value per unit
December 31, 2008 (3)	$20.95	$16.53	$44.78	N/A	$42.47	$–	$44.78	N/A
Fair value of awards vested during year
Year ended December 31, 2008	$–	$–	$53	N/A	$3	$–	$4	$60
Year ended December 31, 2007	N/A	$–	$1	$48	$9	$–	$5	$63
Year ended December 31, 2006	N/A	N/A	$–	$–	$4	$–	$5	$9
Nonvested awards at December 31, 2008
Unrecognized compensation cost	$5	$2	$–	N/A	$–	N/A	$3	$10
Remaining recognition period (years)	2.0	1.0	N/A	N/A	N/A	N/A	3.0	N/A
Assumptions (4)
Stock price ($)	$44.78	$44.78	$44.78	N/A	$42.47	N/A	$44.78	N/A
Expected stock price volatility (5)	29%	33%	N/A	N/A	N/A	N/A	N/A	N/A
Expected term (years) (6)	2.0	1.0	N/A	N/A	N/A	N/A	N/A	N/A
Risk-free interest rate (7)	1.09%	0.85%	N/A	N/A	N/A	N/A	N/A	N/A
Dividend rate ($) (8)	$0.92	$0.92	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.
(2)	Compensation cost is based on intrinsic value.
(3)	2004 RSUs calculated based on the Company’s average share price during the 20-day period ending on December 31, 2008.
(4)	Assumptions used to determine fair value are at December 31, 2008.
(5)	Based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the award.
(6)	Represents the remaining period of time that awards are expected to be outstanding.
(7)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(8)	Based on the annualized dividend rate.

(ii) Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2008, 13.5 million common shares remained authorized for future issuances under these plans.

Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets relating to return on investment and revenues are attained. As at December 31, 2008, the Company’s performance and performance-accelerated stock options were fully vested.

For 2008, 2007 and 2006, the Company granted 0.9 million, 0.9 million and 1.1 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment.

The total number of options outstanding at December 31, 2008, for conventional, performance and performance-accelerated options was 9.7 million, 0.2 million and 3.3 million, respectively.

U.S. GAAP	Canadian National Railway Company	76

Notes to Consolidated Financial Statements

The following table provides the activity of stock option awards during 2008, and for options outstanding and exercisable at December 31, 2008, the weighted-average exercise price.

	Options outstanding		Nonvested options
		Weighted-		Weighted-
	Number of	average	Number of	average grant
	options	exercise price	options	date fair value
	In millions		In millions
Outstanding at December 31, 2007 (1)	14.7	$24.55	2.3	$12.34
Granted	0.9	$48.51	0.9	$12.44
Exercised	(2.4)	$18.59	N/A	N/A
Vested	N/A	N/A	(0.8)	$11.81
Outstanding at December 31, 2008 (1)	13.2	$29.05	2.4	$12.54
Exercisable at December 31, 2008 (1)	10.8	$24.08	N/A	N/A

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2008 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2008 at the Company’s closing stock price of $44.78.

		Options outstanding			Options exercisable
		Weighted-	Weighted-	Aggregate		Weighted-	Aggregate
	Number of	average years	average	intrinsic	Number of	average	intrinsic
Range of exercise prices	options	to expiration	exercise price	value	options	exercise price	value
	In millions			In millions	In millions		In millions
$11.42–$13.18	0.9	1.1	$11.68	$29	0.9	$11.68	$29
$13.54–$19.83	1.8	1.9	$16.49	51	1.8	$16.49	51
$20.27–$27.07	6.5	3.5	$23.00	141	6.5	$23.00	141
$35.26–$42.24	1.2	6.1	$35.90	11	0.9	$35.90	8
$45.18–$65.67	2.8	8.0	$54.00	–	0.7	$53.55	–
Balance at December 31, 2008 (1)	13.2	4.3	$29.05	$232	10.8	$24.08	$229

(1)
Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2008,  the total number of in-the-money stock options outstanding was 10.4 million with a weighted-average exercise price of $22.40. The weighted-average years to expiration of exercisable stock options is 3.5 years.

U.S. GAAP	Canadian National Railway Company	77

Notes to Consolidated Financial Statements

11  Stock plans (continued)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2008	2007	2006	2005	Prior to 2005	Total
Stock-based compensation expense
recognized over requisite service period (1)
Year ended December 31, 2008	$7	$2	$2	$3	$–	$14
Year ended December 31, 2007	N/A	$6	$2	$3	$–	$11
Year ended December 31, 2006	N/A	N/A	$8	$3	$3	$14
Fair value per unit
At grant date ($)	$12.44	$13.36	$13.80	$9.19	$8.61	N/A
Fair value of awards vested during year
Year ended December 31, 2008	$–	$3	$3	$3	$–	$9
Year ended December 31, 2007	N/A	$–	$4	$3	$–	$7
Year ended December 31, 2006	N/A	N/A	$–	$3	$34	$37
Nonvested awards at December 31, 2008
Unrecognized compensation cost	$4	$3	$2	$–	$–	$9
Remaining recognition period (years)	3.1	2.1	1.1	0.1	–	N/A
Assumptions
Grant price ($)	$48.51	$52.79	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	27%	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.3	5.2	5.2	5.2	6.2	N/A
Risk-free interest rate (4)	3.58%	4.12%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.92	$0.84	$0.65	$0.50	$0.30	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(3)
Represents the period of time that awards are expected to be  outstanding.The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

The following table provides information related to stock options exercised during the years ended December 31, 2008, 2007 and 2006:

In millions	Year ended December 31,	2008	2007	2006
Total intrinsic value		$81	$105	$156
Cash received upon exercise of options		$44	$61	$101
Related tax benefits realized		$10	$16	$19

(iii) Stock price volatility

Compensation cost for the Company’s RSU plans is based on the fair value of the awards at period end using the lattice-based valuation model for which a primary assumption is the Company’s share price. In addition, the Company’s liability for the VIDP is marked-to-market at period-end and, as such, is also reliant on the Company’s share price. Fluctuations in the Company’s share price cause volatility to stock-based compensation expense as recorded in earnings. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 increase in the Company’s share price at December 31, 2008 would have increased stock-based compensation expense by $4 million whereas a $1 decrease in the price would have reduced it by $6 million.

12    Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The Company also has a postretirement benefit plan which provides life insurance, medical benefits and free rail travel benefits during retirement. These benefits are funded as they become due. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

A. Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain

U.S. GAAP	Canadian National Railway Company	78

Notes to Consolidated Financial Statements

duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

B. Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2007 and indicated a funding excess. Based on this actuarial valuation, total contributions for all of the Company’s pension plans are expected to be approximately $130 million in each of 2009 and 2010. All of the Company’s contributions are expected to be in the form of cash.

C. Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and other assets. The assets of the Plan have a fair market value of $12,940 million as at December 31, 2008 ($15,208 million at December 31, 2007). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2008 and 2007, by asset category are as follows:

	Target	December 31,
Plan assets by category	allocation	2008	2007
Equity securities	53%	41%	51%
Debt securities	40%	39%	34%
Real estate	4%	2%	2%
Other	3%	18%	13%
	100%	100%	100%

The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the long-term return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

D. Other disclosures pursuant to SFAS No. 158 requirements

(i) Obligations and funded status

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year		$14,419	$14,545	$266	$286
Amendments		–	–	6	12
Adoption of SFAS No. 158 measurement date provision (Note 2)		–	3	–	2
Interest cost		801	742	15	15
Actuarial gain		(2,274)	(195)	(23)	(7)
Service cost		136	150	4	5
Curtailment gain		–	–	(13)	(9)
Plan participants’ contributions		52	54	–	–
Foreign currency changes		45	(33)	23	(21)
Benefit payments and transfers		(853)	(847)	(18)	(17)
Benefit obligation at end of year		$12,326	$14,419	$260	$266
Component representing future salary increases		(397)	(618)	–	–
Accumulated benefit obligation at end of year		$11,929	$13,801	$260	$266
Change in plan assets
Fair value of plan assets at beginning of year		$16,000	$15,625	$–	$–
Employer contributions		127	75	–	–
Plan participants’ contributions		52	54	–	–
Foreign currency changes		27	(26)	–	–
Actual return on plan assets		(1,742)	1,119	–	–
Benefit payments and transfers		(853)	(847)	–	–
Fair value of plan assets at end of year		$13,611	$16,000	$–	$–
Funded (unfunded) status (Excess of fair value of plan assets over
benefit obligation at end of year)		$1,285	$1,581	$(260)	$(266)

Measurement date for all plans is December 31.

U.S. GAAP	Canadian National Railway Company	79

Notes to Consolidated Financial Statements

12  Pensions and other postretirement benefits  (continued)

(ii)  Amounts recognized in the Consolidated Balance Sheet

		Pensions		Other postretirement benefits
In millions	December 31,	2008	2007	2008	2007
Noncurrent assets (Note 6)		$1,522	$1,768	$–	$–
Current liabilities (Note 7)		–	–	(19)	(18)
Noncurrent liabilities (Note 8)		(237)	(187)	(241)	(248)
Total amount recognized		$1,285	$1,581	$(260)	$(266)

(iii) Amounts recognized in Accumulated other comprehensive loss (Note 19)

		Pensions		Other postretirement benefits
In millions	December 31,	2008	2007	2008	2007
Net actuarial gain		$551	$1,039	$61	$27
Prior service cost		$–	$(19)	$(9)	$(8)

(iv) Information for the pension plan with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2008	2007	2008	2007
Projected benefit obligation		$365	$266	N/A	N/A
Accumulated benefit obligation		$327	$229	N/A	N/A
Fair value of plan assets		$128	$79	N/A	N/A

(v) Components of net periodic benefit cost (income)

		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2008	2007	2006	2008	2007	2006
Service cost		$136	$150	$146	$4	$5	$4
Interest cost		801	742	713	15	15	16
Curtailment gain		–	–	–	(7)	(4)	–
Expected return on plan assets		(1,004)	(935)	(903)	–	–	–
Amortization of prior service cost		19	19	19	2	2	2
Recognized net actuarial loss (gain)		–	53	91	(2)	(4)	(5)
Net periodic benefit cost (income)		$(48)	$29	$66	$12	$14	$17

The estimated prior service cost and net actuarial loss for defined benefit pension plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) over the next fiscal year are nil and $6 million, respectively.

The estimated prior service cost and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $2 million and $4 million, respectively.

(vi) Weighted-average assumptions used in accounting for pensions and other postretirement benefits

	Pensions			Other postretirement benefits
December 31,	2008	2007	2006	2008	2007	2006
To determine benefit obligation
Discount rate	7.42%	5.53%	5.12%	6.84%	5.84%	5.44%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
To determine net periodic benefit cost
Discount rate	5.53%	5.12%	5.00%	5.84%	5.44%	5.30%
Rate of compensation increase	3.50%	3.50%	3.75%	3.50%	3.50%	3.75%
Expected return on plan assets	8.00%	8.00%	8.00%	N/A	N/A	N/A

U.S. GAAP	Canadian National Railway Company	80

Notes to Consolidated Financial Statements

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future.

Effective January 1, 2009, the Company will reduce the expected long-term rate of return on plan assets from 8.00% to 7.75% to reflect management’s current view of long-term investment returns. The effect of this change in management’s assumption will be to decrease net periodic benefit income in 2009 by approximately $17 million.

The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

(vii) Health care cost trend rate for other postretirement benefits

For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 12% for each of 2008 and 2009. It is assumed that the rate will decrease gradually to 4.5% in 2028 and remain at that level thereafter.

Assumed health care costs have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed health care cost trend would have the following effect:

In millions	One-percentage-point
	Increase	Decrease
Effect on total service and interest costs	$1	$(1)
Effect on benefit obligation	$16	$(14)

(viii) Estimated future benefit payments
In millions	Pensions	Other postretirement benefits
2009	$894	$20
2010	922	21
2011	952	21
2012	980	21
2013	1,005	22
Years 2014 to 2018	5,363	123

13  Other income

In millions	Year ended December 31,	2008	2007	2006
Gain on disposal of properties		$22	$14	$16
Gain on disposal of CSC (Note 5)		–	92	–
Gain on disposal of investment in EWS (Note 6)		–	61	–
Equity in earnings of EWS (Note 6)		–	5	(6)
Net real estate costs		(10)	(6)	(12)
Costs related to the Accounts receivable
securitization program (Note 4)		(10)	(24)	(12)
Foreign exchange gain (loss)		(14)	24	18
Other		38	–	7
		$26	$166	$11

14  Income taxes

The Company’s consolidated effective income tax rate differs from the Canadian statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2008	2007	2006
Federal tax rate		19.5%	22.1%	22.1%
Income tax expense at the statutory
Federal tax rate		$(496)	$(598)	$(603)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(304)	(318)	(354)
Deferred income tax adjustments
due to rate enactments		23	317	228
Other (1)		127	51	87
Income tax expense		$(650)	$(548)	$(642)
Cash payments for income taxes		$425	$867	$307

(1)	Comprises adjustments relating to the resolution of matters pertaining to prior years’ income taxes, including net recognized tax benefits, and other items.

The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2008	2007	2006
Income before income taxes
Canada		$1,976	$1,983	$2,009
U.S.		569	723	720
		$2,545	$2,706	$2,729

Current income tax expense
Canada	$(316)	$(418)	$(440)
U.S.	(104)	(212)	(199)
	$(420)	$(630)	$(639)

Deferred income tax recovery (expense)
Canada	$(153)	$141	$102
U.S.	(77)	(59)	(105)
	$(230)	$82	$(3)

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2008	2007
Deferred income tax assets
Workforce reduction provisions		$16	$22
Personal injury claims and other reserves		177	146
Other postretirement benefits liability		87	85
Losses and tax credit carryforwards		48	24
		328	277

Deferred income tax liabilities
Net pension asset	352	429
Properties and other	5,389	4,688
	5,741	5,117
Total net deferred income tax liability	$5,413	$4,840

Total net deferred income tax liability

Canada	$2,113	$2,191
U.S.	3,300	2,649
	$5,413	$4,840
Total net deferred income tax liability	$5,413	$4,840
Net current deferred income tax asset	98	68
Long-term deferred income tax liability	$5,511	$4,908

U.S. GAAP	Canadian National Railway Company	81

Notes to Consolidated Financial Statements

14  Income taxes (continued)

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2008, the Company had approximately $20 million in operating loss carry-forwards available to reduce future taxable income. The Company has not recognized a deferred tax asset ($150 million at December 31, 2008) on the foreign exchange loss recorded in Accumulated other comprehensive loss on its permanent investment in U.S. rail subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The Company recognized tax credits of $4 million in each of 2008, 2007 and 2006 for eligible research and development expenditures, which reduced the cost of properties.

The following table provides reconciliation for unrecognized tax benefits for Canada and the United States:

In millions
Gross unrecognized tax benefits as at January 1, 2008	$158
Additions:
Tax positions related to the current year	2
Tax positions related to prior years	11
Interest accrued on tax positions	6
Deductions:
Tax positions related to prior years	(31)
Interest accrued on tax positions	(30)
Settlements	(37)
Gross unrecognized tax benefits as at December 31, 2008	$79
Adjustments to reflect tax treaties and other arrangements	(38)
Net unrecognized tax benefits as at December 31, 2008	$41

At December 31, 2008, the total amount of gross unrecognized tax benefits was $79 million, before considering tax treaties and other arrangements between taxation authorities, of which $19 million related to accrued interest and penalties. If recognized, all of the net unrecognized tax benefits would affect the effective tax rate.

It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the change to have a significant impact on the results of operations or the financial position of the Company.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income.

In Canada, the federal income tax returns filed for the years 2004 to 2007 and the provincial income tax returns filed for the years 2003 to 2007 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2004 to 2007 remain subject to examination by the taxation authorities.

15  Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 91% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to single regulatory regimes in both Canada and the U.S.

For the reasons mentioned herein, the Company reports as one operating segment.

U.S. GAAP	Canadian National Railway Company	82

Notes to Consolidated Financial Statements

The following tables provide information by geographic area:

In millions	Year ended December 31,	2008	2007	2006
Revenues
Canada		$5,632	$5,265	$5,293
U.S.		2,850	2,632	2,636
		$8,482	$7,897	$7,929

In millions	Year ended December 31,	2008	2007	2006
Net income
Canada		$1,507	$1,706	$1,671
U.S.		388	452	416
		$1,895	$2,158	$2,087

In millions	December 31,		2008	2007
Properties
Canada			$12,377	$11,777
U.S.			10,826	8,636
			$23,203	$20,413

16  Earnings per share

Year ended December 31,	2008	2007	2006
Basic earnings per share	$3.99	$4.31	$3.97
Diluted earnings per share	$3.95	$4.25	$3.91

The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2008	2007	2006
Net income		$1,895	$2,158	$2,087
Weighted-average shares outstanding		474.7	501.2	525.9
Effect of stock options		5.3	6.8	8.4
Weighted-average diluted shares outstanding		480.0	508.0	534.3

For the years ended December 31, 2008, 2007 and 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.3 million, 0.1 million and 0.2  million, respectively.

17  Major commitments and contingencies

A. Leases

The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2008, the Company’s commitments under these operating and capital leases were $876 million and $1,837 million, respectively. Minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more and minimum lease payments for capital leases in each of the next five years and thereafter are as follows:

In millions	Operating	Capital
2009	$166	$207
2010	134	158
2011	112	199
2012	87	96
2013	65	145
2014 and thereafter	312	1,032
	$876	1,837
Less: imputed interest on capital leases at rates ranging from
approximately 2.1% to 7.9%		525
Present value of minimum lease payments included in debt		$1,312

The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

Rent expense for all operating leases was $202 million, $207 million and $202 million for the years ended December 31, 2008, 2007 and 2006, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2008, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,006 million. The Company also has agreements with fuel suppliers to purchase approximately 82% of the estimated 2009 volume and 32% of its anticipated 2010 volume, at market prices prevailing on the date of the purchase.

C. Contingencies

The Company becomes involved, from time to time, in various legal actions seeking compensatory, and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by derailments or other accidents.

Canada

Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

U.S. GAAP	Canadian National Railway Company	83

Notes to Consolidated Financial Statements

17  Major commitments and contingencies (continued)

At December 31, 2008, 2007 and 2006, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2008	2007	2006
Balance January 1	$196	$195	$205
Accruals and other	42	41	60
Payments	(49)	(40)	(70)
Balance December 31	$189	$196	$195

United States

Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost.

In 2008, 2007 and 2006, the Company recorded net reductions to its provision for U.S. personal injury and other claims pursuant to the results of external actuarial studies of $28 million, $97 million and $62 million, respectively. The reductions were mainly attributable to decreases in the Company’s estimates of unasserted claims and costs related to asserted claims as a result of its ongoing risk mitigation strategy focused on prevention, mitigation of claims and containment of injuries, lower settlements for existing claims and reduced severity relating to non-occupational disease claims.

Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

At December 31, 2008, 2007 and 2006, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2008	2007	2006
Balance January 1	$250	$407	$452
Accruals and other	57	(111)	(8)
Payments	(42)	(46)	(37)
Balance December 31	$265	$250	$407

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2008, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company has identified approximately 345 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law. CERCLA and similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. A liability is initially recorded when environmental assessments occur and/or remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available.

The Company’s provision for specific environmental sites is undiscounted, is recorded net of potential and actual insurance recoveries, and includes costs for remediation and restoration of sites, as well as significant monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. In 2005, the Company had incurred a liability related to a derailment at Wabamun Lake, Alberta. Over the last three years, this liability was adjusted for additional environmental and legal claims and reduced by payments made pursuant to the clean-up performed. At December 31, 2008, the majority of the clean-up work has been completed and the remaining costs are expected to be minimal. At December 31, 2008, the Company has an amount receivable for the remaining estimated recoveries from the Company’s insurance carriers who covered substantially all expenses related to the derailment above the self-insured retention of $25 million, which was recorded in operating expenses in 2005.

U.S. GAAP	Canadian National Railway Company	84

Notes to Consolidated Financial Statements

At December 31, 2008, 2007 and 2006, the Company’s provision for specific environmental sites was as follows:

In millions	2008	2007	2006
Balance January 1	$111	$131	$124
Accruals and other	29	(1)	17
Payments	(15)	(19)	(10)
Balance December 31	$125	$111	$131

The Company anticipates that the majority of the liability at December 31, 2008 will be paid out over the next five years. However, some costs may be paid out over a longer period. No individual site is considered to be material. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years, based on known information, newly discovered facts, changes in law, the possibility of spills and releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial condition or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses amounted to $10 million in 2008 ($10 million in 2007 and $10 million in 2006). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company’s environmental capital expenditures amounted to $9 million in 2008, $14 million in 2007 and $18 million in 2006. The Company expects to incur capital expenditures relating to environmental matters of approximately $17 million in 2009, $14 million in 2010 and $13 million in 2011.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2009 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2008, the maximum exposure in respect of these guarantees was $164 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2008, the maximum potential liability under these guarantees was

U.S. GAAP	Canadian National Railway Company	85

Notes to Consolidated Financial Statements

17  Major commitments and contingencies  (continued)

$500 million, of which $415 million was for workers’ compensation  and other em ployee benefits and $85 million was for equipment under  leases and other. During 2008, the Company has granted guarantees for  which no liability has been recorded, as they relate to the Company’s  future performance.

As at December 31, 2008, 2007 and 2006, the Company had not recorded any additional liability with respect to these guarantees, as the  Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2009 and 2011.

(iii) General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:

(a)	contracts granting the Company the right to use or enter upon property ownedby third parties such as leases, easements, trackage rights and sidetrack agreements;

(b)	contracts granting rights to others to use the Company's property, such asleases, licenses and easements;

(c)	contracts for the sale of assets and securitization of accounts receivable;

(d)	contracts for the acquisition of services;

(e)	financing agreements;

(f)	trust indentures, fiscal agency agreements, underwriting agreements orsimilar agreements relating to debt or equity securities of the Company and engagement agreements with financial dvisors;

(g)	transfer agent and registrar agreements in respect of the Company'ssecurities;

(h)
trust and other agreements relating to pension plans and other plans,including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;

(j)	master agreements with financial institutions governing derivativetransactions; and

(k)
settlement agreements with insurance companies or other third partieswhereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements.

To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

18  Financial instruments

A. Risk management

In the normal course of business, the Company is exposed to various risks such as credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes. At December 31, 2008, the Company did not have any derivative financial instruments outstanding.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, the current economic conditions have affected the Company's customers and have thus resulted in an increase to the Company's credit risk. To manage its credit risk, the Company's focus is on keeping the average daily sales outstanding within an acceptable range, working with customers to ensure timely payments, and in certain cases, requiring financial security through letters of credit.

(ii) Fuel

The Company is exposed to commodity risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company's fuel surcharge program which apportions incremental changes in fuel prices to shippers within agreed upon guidelines. While this program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely mitigated due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to mitigate such risk when considered appropriate.

The Company had a hedging program which called for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, no additional swap positions were entered into since September 2004. As such, the Company terminated this program in late 2006.

Since the changes in the fair value of the swap positions were highly correlated to changes in the price of fuel, the hedges were accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments had been recorded in Accumulated other comprehensive loss.

U.S. GAAP	Canadian National Railway Company	86

Notes to Consolidated Financial Statements

During 2006, the Company’s remaining swap positions matured and were settled. As a result, the related unrealized gains of $57 million, $39 million after-tax previously recorded in Accumulated other comprehensive loss were reclassified into income as realized gains. Total realized gains from the Company’s fuel hedging activities, which were recorded as a reduction of fuel expense, were $64 million for the year ended December 31, 2006. The Company did not recognize any material gains or losses in 2006 due to hedge ineffectiveness as the Company’s derivative instruments were highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the funded status of the Company’s pension and postretirement plans and to its long-term debt. The Company mainly issues debt subject to fixed interest rates, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, currency and interest rate profile. In anticipation of future debt issuance, the Company may enter into forward rate agreements. The Company does not currently hold any derivative financial instruments to manage its interest rate risk. At December 31, 2008, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after-tax ($11 million, $8 million after-tax at December 31, 2007) relating to treasury lock transactions settled in 2004, which are being amortized over the term of the related debt.

(iv) Foreign currency

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

All of the Company’s U.S. operations are self-contained foreign entities with the U.S. dollar as their functional currency. Accordingly, the U.S. operations’ assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss). For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

Occasionally, the Company enters into short-term foreign exchange contracts as part of its cash management strategy. At December 31, 2008, the Company did not have any foreign exchange contracts outstanding.

(v) Liquidity risk

The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The Company pursues a solid financial policy framework with the goal of maintaining a strong balance sheet, by monitoring its adjusted debt-to-total capitalization and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) ratios, and preserving a strong credit rating to be able to maintain access to public financing.

The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its accounts receivable securitization program and its commercial paper program, to meet short-term liquidity needs. The Company’s primary uses of funds are for working capital requirements, including income tax installments as they become due and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividend payouts, and the repurchase of shares through the share buyback program. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to maintain a safe railway and strategic initiatives, while keeping in mind its long-term contractual obligations and returning value to its shareholders.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

U.S. GAAP	Canadian National Railway Company	87

Notes to Consolidated Financial Statements

18  Financial instruments (continued)

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2008 and 2007 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$24	$127	$24	$95
Financial liabilities
Long-term debt (including current portion)	$7,911	$8,301	$5,617	$5,850

19  Accumulated other comprehensive loss

The components of Accumulated other comprehensive loss are as follows:

In millions	December 31,	2008	2007
Unrealized foreign exchange loss		$(575)	$(762)
Pension and other postretirement benefit plans		412	723
Derivative instruments		8	8
Accumulated other comprehensive loss		$(155)	$(31)

The components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31,	2008	2007	2006
Accumulated other comprehensive loss – Balance at January 1		$(31)	$(44)	$(222)
Other comprehensive income (loss):
Unrealized foreign exchange income (loss) (net of income tax (expense) recovery of $194, $(91) and $(197),
for 2008, 2007 and 2006, respectively)		187	(307)	(198)
Pension and other postretirement benefit plans (net of income tax (expense) recovery of $125, $(129) and nil,
for 2008, 2007 and 2006, respectively) (Note 12)		(311)	320	1
Derivative instruments (net of income tax recovery of nil, $1 and $18, for 2008, 2007 and 2006, respectively) (Note 18)		–	–	(39)
Other comprehensive income (loss)		(124)	13	(236)
Adjustment to reflect the funded status of benefit plans (Note 2) :
Net actuarial gain (net of income tax expense of $(200) for 2006)		–	–	434
Prior service cost (net of income tax recovery of $14 for 2006)		–	–	(31)
Reversal of minimum pension liability adjustment (net of income tax expense of $(6) for 2006)		–	–	11
Accumulated other comprehensive loss – Balance at December 31		$(155)	$(31)	$(44)

20  Comparative figures

Certain figures, previously reported in 2007 and 2006, have been reclassified to conform with the basis of presentation adopted in 2008.

U.S. GAAP	Canadian National Railway Company	88

Non-GAAP Measures – unaudited

The Company makes reference to non-GAAP measures in this Annual Report that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures below do not, however, imply that such items are necessarily non-recurring. The Company also believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program and changes in cash and cash equivalents resulting from foreign exchange fluctuations, less cash used by investing activities and the payment of dividends. A reconciliation of the various non-GAAP measures presented in this Annual Report to their comparable U.S. GAAP measures is provided herein:

Reconciliation of adjusted performance measures – 2008, 2007 and 2006

In millions, except per share data, or unless otherwise indicated
Year ended December 31,		2008			2007			2006
	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted	Reported	Adjustments(3)	Adjusted

Revenues	$8,482	$–	$8,482	$7,897	$–	$7,897	$7,929	$–	$7,929
Operating expenses	5,588	–	5,588	5,021	–	5,021	4,899	–	4,899
Operating income	2,894	–	2,894	2,876	–	2,876	3,030	–	3,030

Interest expense	(375)	–	(375)	(336)	–	(336)	(312)	–	(312)
Other income	26	–	26	166	(153)	13	11	–	11

Income before income taxes	2,545	–	2,545	2,706	(153)	2,553	2,729	–	2,729
Income tax expense	(650)	(117)	(767)	(548)	(280)	(828)	(642)	(277)	(919)

Net income	$1,895	$(117)	$1,778	$2,158	$(433)	$1,725	$2,087	$(277)	$1,810

Operating ratio	65.9%		65.9%	63.6%		63.6%	61.8%		61.8%
Diluted earnings per share	$3.95	$(0.24)	$3.71	$4.25	$(0.85)	$3.40	$3.91	$(0.51)	$3.40

(1)
Adjusted to exclude a deferred income tax recovery of $117 million ($0.24 per diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million resulted from the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.

(2)
Adjusted to exclude a deferred income tax recovery of $328 million ($0.64 per diluted share) that resulted mainly from the enactment of corporate income tax rate changes in Canada, as well as the gains on sale of the Central Station Complex of $92 million, or $64 million after-tax ($0.13 per diluted share) and the Company’s investment in English Welsh and Scottish Railway of $61 million, or $41 million after-tax ($0.08 per diluted share).

(3)
Adjusted to exclude a deferred income tax recovery of $277 million ($0.51 per diluted share) that resulted primarily from the enactment of lower corporate income tax rates in Canada and the resolution of matters pertaining to prior years’ income taxes.

Free cash flow – 2008 and 2007

In millions	Year ended December 31,	2008	2007

Cash provided from operating activities		$2,031	$2,417
Cash used by investing activities		(1,400)	(895)
Cash provided before financing activities		631	1,522

Adjustments:
Change in accounts receivable securitization		568	(228)
Dividends paid		(436)	(418)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents		31	(48)

Free cash flow		$794	$828

Canadian National Railway Company	89

Corporate Governance

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002.

As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our website (www.cn.ca/cngovernance), our governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the governance section on the CN website contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our website.

We are proud of our corporate governance practices. For more information on these practices, please refer to our website, as well as to our proxy circular – mailed to our shareholders and also available on our website.

Canadian National Railway Company	90

2008 President’s Awards for Excellence

Employees from across the company were recognized for outstanding achievement in 2008, with the President’s Awards for Excellence. Their accomplishments in the five categories of Service, Cost Control, Asset Utilization, Safety and People made a real difference to CN.

Category: Service

Winner: Canpotex Team: Brent Ballingall, system manager, Aboriginal Affairs, Kamloops, British Columbia; Allen Foster, director of marketing, Calgary, Alberta; Lonny Kubas, senior manager, Bulk Commercial, Winnipeg, Manitoba; Gurpreet Khaira, Sales Director, Calgary, Alberta

This team demonstrated CN’s value to Canpotex – the marketer of Western Canada potash producers – which resulted in it establishing an export potash facility using CN via the Port of Prince Rupert. When operational in 2012, the new facility will provide CN the opportunity for significant growth in carloads and revenues annually.

Winner: Metro International Aluminum Team: Bill Albritton, superintendent, Urbana, Illinois; Jim Binder, manager, Business Development and Real Estate, Urbana, Illinois; Troy Stobaugh, track supervisor, Pontiac, Michigan; Waldemar Wolosiewicz, engineer, Technical Services, Pontiac, Michigan

Michigan-based Metro International Trade Services urgently needed a local site to warehouse aluminum ingots. This team quickly identified the best facility, got the necessary redesign and construction work done and had it online in just three months. Their efforts resulted in substantial new revenue annually for CN.

Winner: Margy Haines-Hitchcock, account manager, Surrey, British Columbia

With a slumping forest products market, Margy devised a creative trade-off solution that benefits both CN and Tolko Industries, one of the company’s largest customers, allowing CN to secure increased revenues.

Category: Cost Control

Winners: Charles Garret, manager, Risk Mitigation, Memphis, Tennessee; Fady Mansour, director, Financial Planning, Montreal

These two combined their strengths to ensure improved management of the asbestos claims process. Working together, the two developed and implemented a more effective strategy, resulting in dramatic savings over the last five years.

Winner: Cashflow Team: Gary Mackay, supply manager, Montreal; Michelle Pelletier, agent, Asset Sales, Rail Cars, Montreal; Sue Pike, senior agent, Supply Management; Graham Smart, senior manager, Track, Edmonton, Alberta

This team took the assignment of selling scrap rail, cars and locomotives to new levels in 2008, achieving record sales. Their diligent efforts resulted in a doubling of the 2007 figures, with a positive impact on cashflow, helping CN to meet and beat its target for 2008.

Category: Asset Utilization

Winner: CN 15016 Team: Rick Tracy, lead machinist, Homewood, Illinois; Joseph Whitmer, senior reliability specialist, Homewood, Illinois

Rick and Joseph worked for 18 months to develop a self-propelled geometry car. This bi-directional vehicle travels along the track, equipped with high-speed cameras and optical recognition software to detect possible flaws in joint bars that connect sections of rail. Testing of the car proved it to be a state of the art prototype which exceeded every expectation.

Winner: LDVR & Wi-Tronix Team: Randy Harris, manager, Projects, Homewood, Illinois; Robert Leblanc, senior manager, Operations, Edmonton, Alberta

In managing the purchase of digital cameras and Wi-Tronix technology for new locomotives, this team convinced two technology suppliers to join forces. The result is a system that reduces CN’s risk exposure, with industry-leading capabilities for fleet performance monitoring and rapid response anywhere in North America.

Winner: Strategic I/M Sales Team, Concord, Ontario: Russ Perdue, account manager, Overseas Markets; Jonathan Wahba, business development manager, Intermodal

By forging relationships with Fortune 500 companies and steamship line customers, this team has secured tens of millions of dollars of new business for CN since 2007. Using an original technique, they have helped to sell a range of products that go beyond intermodal business, creating platforms for future growth in entirely new areas.

Category: Safety

Winner: Dan Regnier, boom truck operator, Scotford, Alberta

Dan came to the rescue of an elderly gentleman who was stuck while attempting to cross a railway track as a train approached. Dan was working nearby and ran over to carry the man to safety, saving the man’s life.

Winner: MacMillan Yard Mechanical Team, Concord, Ontario: Scott Chappell, mechanical supervisor; Frank Lafarciola, senior mechanical supervisor; Peter Malenfant, car mechanic

This team came up with a forklift design that virtually eliminates all manual handling and lifting of a 250-pound knuckle replacement assembly. Their solution minimizes the risk of injury, replacing an unwieldy process used previously.

Winner: CN Dangerous Goods Team: Bill Danks, dangerous goods officer, Vancouver, British Columbia; Bob Kirnan, system manager, Dangerous Goods, Montreal; Lee Nelson, dangerous goods officer, Stevens Point, Wisconsin; Greg Palmer, dangerous goods officer, Pontiac, Michigan

These team members helped develop a groundbreaking outreach program that went on to win two prestigious safety awards. The program known as REACT (for Responder Education Assistance and Certification Training) is designed to train emergency responders in rural areas on how to deal with incidents involving dangerous goods.

Category: People

Winner: CNRPA 2008 Negotiation Team: Kelly Brown, Constable and CNRPA National President, Saskatoon, Saskatchewan; Denis Laurendeau, manager, Human Resources, Montreal; Gerry St-George, Constable and CNRPA National Vice-President, Brampton; Régent St-Hilaire, manager, Administration, Montreal

The 2008 CN-CNRPA (Canadian National Railways Police Association) negotiation team concluded a “win-win” collective agreement, well in advance of the expiration of the previous contract. The team’s dedication, willingness to think “out of the box,” find workable solutions and foster a better relationship, all contributed to this success.

Special Award – Terminal of the Year

Winner: Memphis Terminal Team, Memphis, Tennessee

During a complete refurbishment of their yard in 2008, the Memphis team had to learn the new system while ensuring they kept the trains moving on time. Working together, the team of 400 people maintained service, controlled costs with a 50 per cent reduction in overtime, increased fluidity and car velocity through better use of assets while putting extra focus on construction-related safety.

Canadian National Railway Company	91

Board of Directors

(As at December 31, 2008)

David G.A. McLean, O.B.C., LL.D.	E. Hunter Harrison, LL.D.	Michael R. Armellino, CFA
Chairman of the Board	President and	Retired Partner
Canadian National Railway Company	Chief Executive Officer	The Goldman Sachs Group, LP
Chairman of the Board and	Canadian National Railway Company	Committees: 1, 2, 7*, 8
Chief Executive Officer	Committees: 4*, 7
The McLean Group
Committees: 3*, 4, 5, 6, 7, 8

James K. Gray, O.C., A.O.E., LL.D.	Edith E. Holiday	V. Maureen Kempston Darkes,	Robert H. Lee, C.M., O.B.C., LL.D.
Corporate Director	Corporate Director and Trustee	O.C., D.Comm., LL.D.	Chairman
Former Chairman and	Former General Counsel	Group Vice-President	Prospero Group of Companies
Chief Executive Officer	United States Treasury Department	General Motors Corporation	Committees: 1, 2, 7, 8
Canadian Hunter Exploration Ltd.	Secretary of the Cabinet	President
Committees: 3, 5, 6, 7, 8	The White House	GM Latin America, Africa
	Committees: 3, 5, 6, 7, 8	and Middle East
Committees: 2, 5, 7, 8

Canadian National Railway Company	92

A. Charles Baillie, O.C., LL.D.	Hugh J. Bolton, FCA	J.V. Raymond Cyr, O.C., LL.D.	Ambassador Gordon D. Giffin
Former Chairman and	Chairman of the Board	Chairman of the Board	Senior Partner
Chief Executive Officer	EPCOR Utilities Inc.	PolyValor Inc.	McKenna Long & Aldridge
The Toronto-Dominion Bank	Committees: 1, 3, 6, 7	Committees: 3, 5*, 7, 8	Committees: 2, 5, 6, 7
Committees: 1, 2*, 6, 7		(Retired January 2009)

Directors Emeritus Purdy Crawford Cedric Ritchie

The Honourable	The Honourable	Robert Pace	Committees:
Denis Losier, P.C., LL.D.	Edward C. Lumley, P.C., LL.D.	President and	1 Audit
President and	Vice-Chairman	Chief Executive Officer	2 Finance
Chief Executive Officer	BMO Capital Markets	The Pace Group	3 Corporate governance and nominating
Assumption Life	Committees: 2, 5, 6, 7, 8*	Committees: 1, 3, 6*, 7, 8	4 Donations
Committees: 1*, 3, 7, 8			5 Environment, safety and security
6 Human resources and compensation
7 Strategic planning
8 Investment

* denotes chairman of the committee

Canadian National Railway Company	93

Chairman of the Board and Select Senior Officers of the Company (As at December 31, 2008)

David G.A. McLean	Russell Hiscock	Sean Finn	Claude Mongeau
Chairman of the Board	President and	Executive Vice-President	Executive Vice-President and
	Chief Executive Officer	Corporate Services and	Chief Financial Officer
	CN Investment Division	Chief Legal Officer
E. Hunter Harrison
President and			Robert E. Noorigian
Chief Executive Officer	Mike Cory	James M. Foote	Vice-President
	Senior Vice-President	Executive Vice-President	Investor Relations
	Eastern Region	Sales and Marketing
Jean-Jacques Ruest
	Keith E. Creel	Fred R. Grigsby*	Senior Vice-President
	Executive Vice-President	Senior Vice-President and	Marketing
	Operations	Chief Information Officer
Gordon T. Trafton
	Sameh Fahmy	Stan Jablonski	Senior Vice-President
	Senior Vice-President	Senior Vice-President	Southern Region
	Engineering, Mechanical and	Sales
Supply Management
Jim Vena
Senior Vice-President
Western Region

*Mr. Grigsby retired in February 2009.

Canadian National Railway Company	94

Shareholder and investor information

Annual meeting		Stock exchanges

The annual meeting of shareholders will be held		CN common shares are listed on the Toronto and
at 9:00 am (Mountain time) on April 21, 2009 at:		New York stock exchanges.

The Fairmont Palliser		Ticker symbols:
Crystal Ballroom, Lobby Level		CNR (Toronto Stock Exchange)
133 9th Avenue SW		CNI (New York Stock Exchange)
Calgary, Alberta, Canada
Investor relations

Annual information form		Robert Noorigian
Vice-President, Investor Relations
The annual information form may be obtained by writing to:		Telephone: (514) 399-0052

The Corporate Secretary		Shareholder services
Canadian National Railway Company
935 de La Gauchetière Street West		Shareholders having inquiries concerning their shares
Montreal, Quebec H3B 2M9		or wishing to obtain information about CN should contact:

Computershare Trust Company of Canada
Transfer agent and registrar		Shareholder Services
Computershare Trust	Computershare Trust	100 University Avenue, 9th Floor
Company of Canada	Company, N.A.	Toronto, Ontario M5J 2Y1
Offices in:		Telephone: 1-800-564-6253
Montreal, QC; Toronto, ON;	Offices in:
Calgary, AB; Vancouver, BC	Golden, CO
Head office
Telephone: 1-800-564-6253
www.computershare.com		Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Dividend payment options		P.O. Box 8100
Montreal, Quebec H3C 3N4
Shareholders wishing to receive dividends by Direct Deposit or in
U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

Additional copies of this report are		La version française du présent rapport
available from:		est disponible à l'adresse suivante:

CN Public Affairs		Affaires publiques CN

935 de La Gauchetière Street West		935, rue de La Gauchetière Ouest
Montreal, Quebec H3B 2M9		Montréal (Québec) H3B 2M9
Telephone: 1-888-888-5909		Téléphone : 1-888-888-5909
Email: contact@cn.ca		Courriel : contact@cn.ca

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